SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      ✓                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      ✓

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the six-month period ended on December 31, 2008 and on December 31, 2007 filed by the Company with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera

y Agropecuaria

Financial Statements

corresponding to the six-month periods

ended December 31, 2008 and 2007

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera

y Agropecuaria

Consolidated Financial Statements

corresponding to the six-month periods

ended December 31, 2008 and 2007

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial Statements

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year No. 74 started on July 1, 2008

Financial Statements for the period ended December 31, 2008

In comparative format with previous fiscal year (Note 1- Consolidated Statement)

(in thousands of pesos)

Legal Address:	Moreno 877, 23rd Floor
Ciudad Autónoma de Buenos Aires

Principal Activity:	Agriculture, livestock and real-estate

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the by-laws:	February 19, 1937

Of the latest amendment:	July 28, 2008

Duration of the Company:	June 6, 2082

Information on controlled companies in Note 2 to the Consolidated Financial Statements

CAPITAL STATUS ( Note 3 of basic financial statements)

SHARES

Type of stock	Authorized	Subscribed	Paid-in
Ordinary certified shares of Ps.1 face value and 1 vote each	501,536,281	501,536,281	501,536,281

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Balance Sheet as of December 31, 2008 and 2007 and June 30, 2008

(in thousands of pesos)

	December 31, 2008 (Notes 1 and 2)	June 30, 2008 (Notes 1, and 2)	December 31, 2007 (Notes 1 and 2)
ASSETS
Current Assets
Cash and banks (Note 4.a.)	76,399	47,795	6,192
Investments (Note 4.b.)	360,295	485,292	1,039
Trade accounts receivable, net (Note 4.c.)	271,093	35,793	17,738
Other receivables (Note 4.d.)	219,290	55,390	40,361
Inventories (Note 4.e.)	183,037	111,525	92,485
Other assets (Note 4.f.)	—	1,071	19,802

Total Current Assets	1,110,114	736,866	177,617

Non-Current Assets
Trade accounts receivable (Note 4.c.)	5,935	—	—
Other receivables (Note 4.d.)	259,002	41,365	38,590
Inventories (Note 4.e.)	237,017	76,113	71,184
Investments on controlled and related companies (Note 4.b.)	979,622	1,132,382	758,831
Other investments (Note 4.b.)	51,295	352	352
Property and Equipment, net (Note 4.g.)	3,087,468	266,616	255,891
Intangible assets, net (Note 4.h.)	44,743	22,829	23,582

Subtotal Non-Current Assets	4,665,082	1,539,657	1,148,430

Goodwill (Note 4.i.)	(315,692)	(206,763)	(134,678)

Total Non-Current Assets	4,349,390	1,332,894	1,013,752

Total Assets	5,459,504	2,069,760	1,191,369

LIABILITIES
Current Liabilities
Trade accounts payable (Note 4.j.)	263,617	49,540	41,017
Mortgages payable (Note 4.k.)	3,450	—	—
Short-term debt (Note 4.l.)	430,084	195,600	217,810
Salaries and social security payable (Note 4.m.)	26,914	6,409	2,734
Taxes payable (Note 4.n.)	117,311	10,325	5,186
Advances from customers (Note 4.o.)	95,917	—	11,970
Other liabilities (Note 4.p)	104,243	474	1,697
Provisions for lawsuits and contingencies (Note 4.q.)	2,045	—	—

Total Current Liabilities	1,043,581	262,348	280,414

Non-Current Liabilities
Trade accounts payable (Note 4.j.)	47,001	—	—
Advances from customers (Note 4.o.)	143,471	—	—
Long-term debt (Note 4.l.)	1,006,498	—	—
Taxes payable (Note 4.n.)	178,109	41,818	56,945
Other liabilities (Note 4.p.)	71,460	293	320
Provisions for lawsuits and contingencies (Note 4.q.)	10,084	1,803	1,773

Total Non-Current Liabilities	1,456,623	43,914	59,038

Total Liabilities	2,500,204	306,262	339,452

Minority interest	1,283,078	1,160	934

SHAREHOLDERS’ EQUITY	1,676,222	1,762,338	850,983

Total Liabilities and Shareholders’ Equity	5,459,504	2,069,760	1,191,369

The accompanying notes are an integral part of the consolidated financial statements

Saul Zang
Vice-president I Acting as President

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Income

Corresponding to the periods beginning on July 1, 2008 and 2007 and ended December 31, 2008 and 2007

(in thousands of pesos)

	December 31, 2008	December 31, 2007
Agricultural production income (Note 6)	31,039	35,708
Cost of agricultural production (Note 6)	(41,241)	(26,453)

Production Profit - Agricultural	(10,202)	9,255

Sales - crops, beef cattle, milk and others (Note 6)	109,539	68,124
Sales of farm (Note 6)	—	5,917
Cost of sales - crops, beef cattle, milk and others (Note 6)	(88,595)	(59,823)
Cost of farms (Note 6)	—	(2,684)

Sales profit - Agricultural business	20,944	11,534

Sales and development of properties (Note 6)	61,427	—
Income from lease and service of offices, shopping centers, hotels, consumer financing and others (Note 6)	263,586	—
Cost of sales and development of properties (Note 6)	(47,258)	—
Cost of lease and service offices, shopping centers, hotels, consumer financing and others (Note 6)	(98,468)	—

Sales profit - Real estate business	179,287	—

Gross profit - Agricultural business	10,742	20,789

Gross profit - Real estate business	179,287	—

Gross profit	190,029	20,789

Selling expenses	(76,249)	(5,069)
Administrative expenses	(63,116)	(9,000)
Unrealized gain – on farm held for sale	4,090	17,424
Unrealized loss on inventories (Note 4.r)	(4,022)	(1,732)
Net income from retained interest in securitized receivables	(18,482)	—

Operating gain	32,250	22,412

Amortization of goodwill	8,494	—
Financial results
Generated by assets:
Exchange gains	71,874	2,800
Interest income	4,241	1,429
Gain on hedging operations	25,556	—
Interest on discount by assets	(6,230)	—
Tax on bank account operations	(2,609)	(1,915)
(Loss) gain on financial operations	(17,933)	555
Others	(216)	(19)

Subtotal	74,683	2,850

Generated by liabilities:
Interest on discounts by liabilities	106	—
Interest on short and long-term debts and convertible notes	(47,985)	(9,302)
Net income for repurchase of convertible notes (Note 14)	111,844	—
Others	(301)	(417)
Exchange loss	(99,879)	(407)

Subtotal	(36,215)	(10,126)

Financial results, net	38,468	(7,276)

(Loss) gain on equity investees	(56,750)	9,005
Other income and expenses (Note 4.s)	(4,230)	(2,414)
Management fee	(1,496)	(1,583)

Net gain before income tax and minority interest	16,736	20,144

Income tax expenses	(23,348)	(5,632)

Minority interest	18,908	(40)

Net income for the period	12,296	14,472

Earnings per share :
Basic net gain per share (Note 5)	0.02	0.05
Diluted net gain per share (Note 5)	0.02	0.05

The accompanying notes are an integral part of the consolidated financial statements

Saul Zang Vice-president I Acting as President

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Cash Flows

Corresponding to the periods beginning on July 1, 2008 and 2007 and ended December 31, 2008 and 2007

(in thousands of pesos)

	December 31, 2008	December 31, 2007
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	521,086	85,244
Cash and cash equivalents at the end of the period	241,148	6,317

Net decrease in cash and cash equivalents	(279,938)	(78,927)

Causes of changes in cash and cash equivalents
Operating activities
Income for the period	12,296	14,472
Income tax	23,348	5,632

Adjustments made to reach net cash flow from operating activities
Loss (gain) on equity investees	56,750	(9,005)
Minority interest	(18,908)	97
Increase in allowances, provisions and accruals	51,556	5,639
Depreciation	37,675	2,385
Unrealized loss on Inventories	4,022	1,732
Financial results	94,032	(3,708)
Unrealized gain – on farm held for sale	(4,090)	(17,424)
Amortization	(8,494)	—
Capitalized financial costs	(11,768)	—
Result from barter of inventories	(2,867)	—
Result from repurchases of non-convertible notes	(111,844)	—
Changes in operating assets and liabilities
(Increase) Decrease in current investments	(77,052)	216
(Increase) decrease in trade accounts receivable, leases and services	(52,164)	20,132
Increase in other receivables	(94,139)	(12,349)
Increase in inventories	(27,921)	(45,386)
Increase in intangible assets	(432)	—
Increase in social security payables, taxes payable and advances from customers	46,960	8,972
Increase in trade accounts payable	3,147	5,866
Dividends collected	1,759	1,551
Increase in accrued interest	6,445	9,296
Increase in other liabilities	25,640	691

Cash flows applied to operating activities	(46,049)	(11,191)

Investment activities

Decrease in non-current investments	37,768	—
Increase in interest in equity method investees	(3,597)	(15,921)
Increase in IRSA’s interest	(89,893)	(127,077)
Acquisition , upgrading and collected of fixed assets	(160,749)	6,279
Increase in goodwill	(45)	—
Purchase and improvements of undeveloped parcels of lands	4,701	—
Loans granted	(934)	—
Payment for subsidiary acquired, net of cash acquired	171,481	—

Cash flows applied to investment activities	(41,268)	(136,719)

Financing activities
Contributions received by subsidiaries from minority shareholders	10,778	—
Exercise of Warrants and Options	23	11,162
Cash Dividends paid	(41,608)	(8,250)
Proceeds from short-term and long-term debt	76,620	93,863
Payment of short-term debt	(119,826)	(24,099)
Decrease in other liabilities	—	(3,693)
Repurchase of treasury stocks	(48,612)	—
Expenditures for repurchase of non-convertible notes	(69,196)	—
Decrease in mortgages payable	(800)	—

Cash flows (applied to) provided by financing activities	(192,621)	68,983

Net decrease in cash and cash equivalents	(279,938)	(78,927)

Saul Zang Vice-president I Acting as President

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Cash Flows

Corresponding to the periods beginning on July 1, 2008 and 2007 and ended December 31, 2008 and 2007

(in thousands of pesos)

	December 31, 2008	December 31, 2007
Items not involving changes in cash and cash equivalents
Inventory transferred to Property and Equipment	771	791
Increase in other receivables by sale of fixed assets	—	311
Acquisition of subsidiary companies through a decrease of non-current investment	—	37,764
Decrease in inventories through a decrease in advances from customers	15,285	—
Increase in inventories through a decrease in property and equipment	11,999	—
Transfer of undeveloped parcels of land to an inventories	101	—
Increase in other receivables through a decrease in undeveloped parcels of land	4,065	—
Increase in property and equipment through an increase in other liabilities	10,882	—
Decrease in non-current investments by transitory conversion differences	30,283	—
Increase in trade accounts receivable through a decrease in current investments	31,630	—
Increase in trade accounts receivable through a decrease in others assets	19,434	—
Increase in goodwill through a decrease in minority interest	8,150	—
Increase in fixed assets through an increase in trade accounts payable	24,368	—
Repayment of financial loans through issue of stock by exercise of conversion right	—	8,519
Repurchase of treasury stock unpaid	544	—
Complementary information
Interest paid	106,517	4,992
Income tax paid	15,880	1,304

	December 31, 2008	December 31, 2007
Acquisition of subsidiaries companies

Investments	175,097	—
Trade accounts receivable and rentals	179,640	—
Other receivables	283,653	—
Inventories	198,387	—
Non-Current Investments	862,740	—
Property and equipment, net	2,581,810	—
Intangible assets	8,935	—
Goodwill	(65,724)	—
Trade accounts payable	243,502	—
Mortgage payable	(3,882)	—
Advances from customers	(237,539)	—
Financial loans	(1,369,227)	—
Salaries and social security payable	(31,674)	—
Taxes payable	(122,574)	—
Other liabilities	(134,325)	—
Minority interest	(458,374)	—

Acquired assets that do not affect cash, net value	1,623,441	—

Acquires funds	230,472	—

Acquired assets, net value	1,853,913	—

Minority interest	(852,656)	—
Equity method previous to the purchase	(885,370)	—
Goodwill generated by the purchase	(56,896)	—

Purchase value of subsidiaries companies	58,991	—

Acquires funds	(230,472)	—

	(171,481)	—

Saul Zang Vice-president I Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the periods beginning on July 1, 2008 and 2007 and ended on December 31, 2008 and 2007

NOTE 1:	BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

As a consequence of the application of the unifying accounting standards approved by the Comisión Nacional de Valores (CNV), which require that consolidated Financial Statements be presented as established by Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), the Balance Sheet as of December 31, 2008 and 2007 and the Statements of Income and the Statements of Cash Flows for the periods ended on those dates were consolidated on a line by line basis with the financial statements of such companies in which it holds a majority of the voting shares.

During the semester ended December 31, 2008, the Company acquired directly and indirectly 68,712,008 additional shares of IRSA Inversiones y Representaciones Sociedad Anónima (IRSA). Thus, the Company’s direct and indirect interest in IRSA through its affiliates amounts to 54.01%, therefore, from October 1, 2008, the Company begins to consolidate the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima in accordance with Technical Resolution No. 21.

The consolidated financial statements as of June 30, 2008 and as of December 31, 2007, disclosed in comparative balances do not include information consolidated with IRSA. (See Note 18).

The financial statements of the subsidiary companies Inversiones Ganaderas S.A., Futuros y Opciones.Com S.A. and Agropecuaria Anta S.A. (ex Agropecuaria Cervera S.A.) as of December 31, 2008 and 2007 have been used in order to determine line by line consolidation. Likewise, as the companies Fyo Trading S.A. and Agrology S.A were organized on May 2 and 8, 2008, respectively, their financial statements are only consolidated as of December 31, 2008 and June 30, 2008.

For purposes of comparability, certain reclassifications have been made on the information as of June 30, 2008 and December 31, 2007.

The consolidated statement of Income as of December 31, 2008, includes income (loss) of IRSA Inversiones y Representaciones Sociedad Anónima from October 1 through December 31, 2008.

These Financial Statements and the corresponding notes are presented in thousand of Argentine Pesos. Figures expressed in United States dollars (US$), in whole millions.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 2:	CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table:

COMPANY	CRESUD PERCENTAGE OF VOTING SHARES OWNED	CONSOLIDATED PERCENTAGE OF VOTING SHARES OWNED
IRSA Inversiones y Representaciones Sociedad Anónima	50.23	54.01	(1)

Inversiones Ganaderas S.A.	99.99	99.99

Futuros y Opciones.Com S.A.	66.20	66.20
Agropecuaria Anta S.A. (ex Agropecuaria Cervera S.A.)	90.00	99.99	(2)

Agrology S.A.	97.00	99.99	(2)

FyO Trading S.A.	3.63	67.43	(3)

(1)	Includes interests in participations of Agrology S.A.
(2)	Includes interests in participations of Inversiones Ganaderas S.A.
(3)	Includes interests in participations of Futuros y Opciones.Com S.A.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiary Companies mentioned in Note 2 have been prepared based on accounting principles consistent with those followed by Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria for the preparation of its Financial Statements, as detailed in Note 2 of the basic financial statements.

High relevant valuation and disclosure criteria applied in preparing the financial statements of consolidated companies and not explained in the valuation criteria note of the holding company are as follows:

a)	Revenue recognition

•	Real Estate Business

1)	Revenue recognition of IRSA Inversiones y Representaciones Sociedad Anónima

•	Sales of properties

IRSA records revenue from the sale of properties when all of the following criteria are met:

•	The sale has been consummated.

•	There is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property.

•	The Company’s receivable is not subject to future subordination.

•	The Company has transferred the property to the buyer.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 3:	(continued)

In addition, IRSA uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. IRSA does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the Company’s Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

•	Revenues from leases

Revenues from leases are recognized on a straight –line basis over the life of the related lease contracts.

2)	Revenue recognition of Alto Palermo S.A. (APSA)

•	Net income for admission rights and rental of stores and stands

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales).

Furthermore, pursuant to the rent adjustment clause in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized following the accrue method.

Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. APSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, APSA’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial nine-months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 3:	(continued)

Additionally, APSA monthly charges its tenants administration fees relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. These fees are prorated among the tenants according to their leases and varies from shopping center to shopping center.

Administration fees are recognized monthly when accrued. In addition to rent, tenants are generally charged “admission rights”, that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized in earnings using the straight-line method over the life of the respective lease agreements.

•	Lease agent operations

Fibesa S.A. and Comercializadora Los Altos S.A., companies in which APSA have shares of 99.9999% and 100% respectively, act as the leasing agents for APSA bringing together that company and potential lessees for the retail space available in certain of APSA’s shopping centers. Fibesa S.A.’s and Comercializadora Los Altos S.A´s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value. Revenues are recognized at the time the transaction is successfully concluded.

•	Credit card operations “Consumer Financing”

Revenues derived from credit card transactions consist commissions, financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financial income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interest which is recognized by the accrued method during the period irrespective of whether collection has or has not been made.

•	Hotel operations

IRSA recognizes revenues from its rooms, catering and restaurant facilities as accrued on the close of each business day.

Net operating results from each business unit are disclosed in Note 6.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 3:	(continued)

b)	Inventories

•	Real Estate Business

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.c. to the basic financial statements or estimated market value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, financial costs and real estate taxes.

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at its fair market value. Profits arising from such valuation are shown in the “Gain from valuation of assets at net realizable value” caption of the Statements of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the period/year.

Credits in kind:

IRSA has credits in kinds related to rights to receive certain property units to be built. The units have been valued according to the accounting measuring standards corresponding to inventories receivables and there have been disclosed under “Inventories”.

c)	Others assets

•	Agricultural Business

The other assets for which price-fixing prepayments were received and the contractual conditions of the transaction ensure the actual materialization of the sale and the income and they are valued at net realization value. Profits arising from such valuation are shown in the “Unrealized gain – on farm held for sale” caption of the Statements of Income.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 3:	(continued)

d)	Non-current investments

•	Real Estate Business

•	Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets, as IRSA will hold them to maturity. The value thus obtained does not exceed the respective estimated recoverable value at the end of the period/year.

•	Investments in subsidiaries and affiliated companies:

Long term investments in subsidiaries and affiliated companies, have been valued by using the equity method of accounting based on the unaudited financial statements at December 31, 2008 issued by them. The accounting standards used by the subsidiaries to prepare their unaudited financial statements are the same as those used by the Company. The accounting standards used by the related companies to prepare their unaudited financial statements are those currently in effect.

The Financial Statements of Banco Hipotecario S.A. and Banco de Crédito y Securitización S.A. are prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in IRSA, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

This item also includes the lower or higher value paid for the purchase of shares in subsidiaries and affiliated companies assignable to the assets acquired, and goodwill related to the subsidiary Banco Hipotecario S.A. and Manibil S.A..

•	Banco Hipotecario S.A.:

IRSA has an important investment in Banco Hipotecario S.A. This investment is valued according to the equity method due to the significant influence of the economic group on the decisions of Banco Hipotecario S.A. and to the intention of keeping said investment on a permanent basis.

As of December 31, 2008, the equity method was applied on preliminary figures because as of the time of issuance of these financial statements, Banco Hipotecario S.A. had not yet concluded with the preparation and subsequent approval of its financial statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 3:	(continued)

In accordance with the regulations of the BCRA and the contracts signed as a result of Banco Hipotecario S.A.’s financial debt restructuring process, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to IRSA.

•	Tyrus S.A.:

Uruguay-based Tyrus S.A. has been classified as not integrated into the Company’s operations because it is a company engaged in holding the shares pertaining to the investment in Metropolitan (See Note 9.B.e.) whose operations are carried out fully abroad. IRSA does not control foreign operations, which are conducted with a significant degree of autonomy with respect to the Company’s own operations. Besides, such operations are mainly financed with funds originating in its own transactions or in local loans.

Given that Tyrus S.A.’s assets and liabilities are located outside Argentina, they were converted into Pesos at the exchange rate in force at the close of the period. The Statement of Income accounts have been converted into Pesos at the exchange rates in force at the time of each transaction. Foreign exchange gains/losses arising from the conversion have been charged to the Shareholders’ equity caption of IRSA Inversiones y Representaciones Sociedad Anónima, in the line “Transitory conversion differences” and they amounted to Ps. 9,361 as of December 31, 2008.

The Company is now following the procedures to analyze the current value of the assets and liabilities acquired for purposes of allocating the purchase value, in conformity with Technical Resolution No. 21.

•	Certificates of participation in IRSA I financial trust:

The certificates of participation in IRSA I financial trust have been valued at the amount resulting from apportioning the participation certificate holding to the trust assets.

•	Undeveloped parcels of lands:

IRSA acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. IRSA’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.c. to the basic financial statements or market value, whichever is lower. As of June 30, 2008, IRSA maintained allowances for impairment of certain parcels of undeveloped land for which their market value is lower than cost.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 3:	(continued)

Land and land improvements are transferred to inventories or fixed assets when construction commences or their trade is decided.

The values thus obtained, net of the allowances recorded, do not exceed their respective estimated recoverable values at the end of the period.

e)	Business combinations

•	Real Estate Business

Entities purchased by the Company were recorded in line with the “acquisition method” set forth in Technical Resolution No. 18. All assets and liabilities acquired to third independent parties were adjusted to show their fair value. In to such extent, IRSA identified the assets and liabilities acquired including intangible assets such as:

-	The estimated current value of the costs that IRSA avoids incurring as a result of acquiring effective rent contracts, for which the estimated costs of entering into similar contracts were taken into account as well as other factors such as the geographical location and the size of the area rented. The value of the effective rent contracts is included in intangibles and it is amortized as a rental cost in the remaining initial term of each contract.

-	The value of the rent contracts acquired, for which the market conditions to the date of acquisition were taken into account as well as other factors including geographical location, size and location of the area rented in the building, profile and credit risk conditions of the lessees to determine if the rental contracts acquired have higher or lesser conditions to those of the market at the time of the acquisition. The current value of the difference between the contracts acquired under the terms of the contracts and the market conditions were taken into account, disclosing an asset or a liability (shown in Other liabilities) depending if the contracts acquired are higher or lesser to the market values.

The values thus determined should be amortized as an increase or decrease of the income for rentals during the remaining term of the respective contracts, including any renewal considered in the valuation. If a lessee terminates its rent contract, the non-amortized portion of the intangible assets will be recorded in the Statement of Income.

-	Relationships with clients. The items that IRSA considered to assign value to such relationships include the nature and extension of the commercial relationships currently existing with lessees, growth prospects for development of new business, lessee´s credit qualities and renewal prospects. IRSA has not identified any lessee with whom it has developed a type of relationship allowing the recognition of an intangible asset.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 3:	(continued)

The process of identification and the determination of the price paid is a matter that requires complex judgments and significant estimates.

IRSA used the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land and the building acquired. The amounts assigned to all the other assets and liabilities were based on independent valuations or on the IRSA´s own analysis on comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it was empty.

In accordance with the terms of Technical Resolution No. 21, the difference between the price paid and the addition of the current values of the net assets acquired generate goodwill. If the value of identified tangible and intangible assets and liabilities exceeds the price paid, the intangible assets acquired are not recognized as they would cause an increase of the negative goodwill generated by these acquisitions at the time of the purchase. The goodwill generated due to an acquisition of net assets is shown in line with the tangible asset acquired. Amortizations have been calculated by the straight line method on the basis of the estimated useful life considering the weight average of the remaining useful life of the tangible assets acquired.

f)	Property and equipment, net

•	Agricultural Business

The tree plantations (wood) comprising this account has been valued at cost less respective accumulated depreciation as the Company has no intention to sell it, but use it in the production process.

Its cost was calculated according to a “Report on forestry mass increase” carried out by a forestry engineer at the request of the preceding shareholders of Agropecuaria Anta S.A. (ex Agropecuaria Cervera S.A.) (ANTA).

ANTA former Board of Directors based on such report as well as on owns estimates accepted the value of the tree plantations (wood) in Ps. 4,320.

Depreciation for the period was calculated based on the remaining concession term.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 3:	(continued)

•	Real Estate Business

Fixed assets comprise primarily of rental properties and other properties and equipment held for use by IRSA Inversiones y Representaciones Sociedad Anónima.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the period/year.

Rental properties

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.c. to the basic financial statements , less accumulated depreciation and allowance for impairment at the end of the period. IRSA capitalizes the financial costs accrued costs associated with long-term construction projects. During the period/year ended December 31 and June 30, 2008, financial costs were capitalized in the building known as “DIQUE IV” for Ps. 6,999 and Ps. 109, respectively.

Accumulated depreciation is computed under the straight-line method over the estimated useful lives of each asset. Expenditures for ordinary maintenance and repairs are charged to results in the period incurred.

IRSA has allowances for impairment of certain rental properties.

Significant renovations and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the unaudited statement of income.

Other properties and equipment

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.c. to the basic financial statements, less accumulated depreciation at the end of the period. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 3:	(Continued)

g)	Intangible assets

•	Agricultural Business

Other considerations – concessions granted

Among other goods and rights ANTA has the concession planning and execution of an integral development project including: biological, economical and social issues on several real estates located in the department of Anta, province of Salta. The company is also duty authorized to perform a significant agricultural, cattle farming and forestry project which was awarded under resolution No. 190/99 and bidding No. 58/98 of the Ministry of Production and Employment.

Such concession was granted for a 35 year term with a postponement option of 29 additional years by ANTA.

Among other obligations ANTA has to invest Ps. 16,000 in agriculture, cattle farming, hydraulic resources, continuing education, forestry development, forest planting, fauna, natural reserve and eco-tourism, and has to pay an annual US$ 0.06 million cannon to the province of Salta to be paid as from the 20th year as from the commencement of the concession.

On July 2, 2008, a memorandum of understanding was executed by which the concession agreement mentioned in Note 12 was renegotiated.

The total price paid for acquiring Agropecuaria Anta S.A. (ex Agropecuaria Cervera S.A.) was allocated to identified individual assets; they include Ps. 22,453 as concession rights that are booked as intangible assets to these consolidated financial statements.

The amortization of the concession right of Agropecuaria Anta S.A. (ex Agropecuaria Cervera S.A.) is calculated according to its duration, whose remaining time is 30 years.

•	Real Estate Business

Intangible assets are carried at cost restated as mentioned in Note 1.c. to the basic financial statements, less accumulated amortization and corresponding allowances for impairment in value. Included in the Intangible Assets caption are the following:

•	Trademarks

Trademarks include the expenses and fees related to their registration.

•	Pre-operating and organization expenses

This item reflects expenses generated by the opening of new shopping malls restated as mentioned in Note 1.c. to the basic financial statements. Those expenses are amortized by the straight-line method in 3 years, beginning as from the date of opening of the shopping center.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 3:	(continued)

•	Saving expenses of contracts

Intangible assets, related to new projects development expenses, have been valued at acquisition cost and they will be amortized during the period in which IRSA starts developing the project.

Intangible assets correspond to expenses that IRSA avoids incurring as a result of acquiring effective rent contracts and the estimated costs of entering into rent contracts acquired (See Note 3.e.). These are shown net of their accumulated amortization.

Intangible assets are amortized during the average initial remaining useful life of the rent contracts acquired.

The value of these assets does not exceed its estimated recoverable value as of period/year-end.

h)	Goodwill

•	Real Estate Business

i.	Negative goodwill: Negative goodwill represents the excess of the market value of net assets of the subsidiaries at the percentage of participation acquired over the acquisition cost. Goodwill has been restated following the guidelines mentioned in Note 1.c. to the basic financial statements and amortization has been calculated by the straight-line method based on an estimated useful life, that in no case exceed 20 years, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

Includes goodwill originated from the purchase of shares of Emprendimiento Recoleta S.A., Empalme S.A.I.C.F.A y G., Mendoza Plaza Shopping S.A. (the last one through APSA), Palermo Invest S.A., Alto Palermo S.A. and Tyrus S.A..

ii.	Goodwill: the goodwill represents the excess of the acquisition cost over the net assets´ market value of the business acquired to the share percentage.

Includes the goodwill originated by the purchase of shares of Tarshop S.A., Fibesa S.A (these two last through APSA) and Alto Palermo S.A.

Additionally, also includes goodwill originated from the purchase of net assets of Museo Renault y Della Paolera 265.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 3:	(continued)

Amortizations were calculated through the straight line method on the basis of an estimated useful life considering the weight average of the remaining useful life of the assets acquired.

The residual value of goodwill arising from acquisition of net assets and shares in companies has been shown in the “Goodwill” caption. Amortizations were classified in the “Amortization of the Goodwill” caption of the statement of income.

Values thus obtained do not exceed the respective estimated recoverable values at period/year end.

i)	Liabilities in kind related with barter transactions

•	Real Estate Business

Liabilities in kind corresponding to obligations to deliver units to be built are valued considering the cost of the assets received. IRSA estimates that this value does exceed the cost of construction of the units to deliver plus additional costs to transfer the assets to the creditor. Liabilities in kind have been shown in the “Trade account payables”.

j)	Deferred financing cost

•	Real Estate Business

Expenses incurred in connection with the issuance of Negotiable Obligations and proceeds of loans are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results, net” in the Statements of Income as a greater financing expense.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 4:	Details of consolidated balance sheet and consolidated statement of income accounts

As of December 31, 2008 and 2007, and as of June 30, 2008 the principal items of the financial statements are as follow:

a.	Cash and banks

	December 31, 2008	June 30, 2008	December 31, 2007
Cash	5,283	143	50
Foreign currency	1,301	19	5
Banks in local currency	24,688	1,619	3,717
Banks in foreign currency	43,560	44,730	2,259
Checks to be deposited	1,567	1,284	161

	76,399	47,795	6,192

b.	Investments

Investments	December 31, 2008	June 30, 2008	December 31, 2007
Current
Mutual Funds (2)	225,497	473,292	124
Time deposits and money markets	16,295	—	—

	241,792	473,292	124

Bonds and Notes(1)
Government bonds
-Pre 2009 bonds	6,767	—	—
-Pro 2012 bonds	2,445	—	—
- Participation trust certificates	12,058	—	—
-Certificates of participation - Tarshop Trust	104,248	—	—
Allowance for impairment of investments	(10,951)	—	—
- Non-convertible Notes IRSA 2017 (US$)	—	11,285	—
-Global 2010 bonds	34	92	118
-Bocon Pro 1	1	1	1
-Mortgage Bonds	1,292	622	796

Subtotal	115,894	12,000	915

Public shares (1)	2,561	—	—
Others investments (1)	48	—	—

	360,295	485,292	1,039

Non-current
Investment on controlled and related companies

Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Agro-Uranga S.A.
Shares	5,957	9,031	6,217
Higher property value	11,179	11,179	11,179

	17,136	20,210	17,396

(1)    Not considered cash equivalent for purposes of Statements of Cash Flows

(2)    As of December 31, 2008 includes Ps. 77,043 corresponding to mutual funds, not considered as cash for the purpose of the Statement of Cash Flows.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 4:	(Continued)

b.	Investments (Continued)

	December 31, 2008	June 30, 2008	December 31, 2007
Cactus Argentina S.A.
Shares	6,169	7,604	8,188

	6,169	7,604	8,188

Exportaciones Agroindustriales Argentinas S.A.
Shares	46	—	—

	46	—	—

IRSA Inversiones y Representaciones Sociedad Anónima
Shares	—	810,728	649,165
Higher values	—	122,593	—

	—	933,321	649,165

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas
Shares	127,481	160,519	84,082
Higher values (1)	6,887	6,887	—
Goodwill	3,841	3,841	—
Negative Goodwill	(1,548)	—	—

	136,661	171,247	84,082

Banco Hipotecario S.A.
Shares	220,112	—	—
Higher values (2)	11,240	—	—
Goodwill	28,407	—	—

	259,759	—	—

Banco Crédito y Securitización S.A.
Shares	4,927	—	—

	4,927	—	—

Manibil S.A.
Shares	179	—	—
Irrevocable capital contributions	23,892	—	—
Goodwill	10	—	—

	24,081	—	—

Metropolitan 885 Third Avenue LLC
Shares	72,737	—	—

	72,737	—	—

Advances for shares purchases	7,844	—	—

	7,844	—	—

(1) Consist of Ps. 10,596 higher value of fixed assets and Ps. (3,709) higher value of tax effect.
(2) Consist of Ps. 317 higher value of intangible assets, Ps. 28,360 higher value of liabilities and Ps. (17,437) higher value of receivables.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 4:	(Continued)

b.	Investments (Continued)

	December 31, 2008	June 30, 2008	December 31, 2007
Undeveloped parcels of land:
- Santa Maria del Plata	177,147	—	—
- Puerto Retiro	62,834	—	—
- Terreno Berutti	52,030	—	—
- Caballito	39,405	—	—
- Patio Olmos	32,945	—	—
- Pereiraola	23,413	—	—
- Other land reserves	20,262	—	—

- Terreno Torres de Rosario	15,172	—	—
- Espacio Aereo Coto	14,158	—	—
- Canteras Natal Crespo	6,000	—	—
- Pilar	3,866	—	—
- Torres Jardin IV	3,030	—	—

	450,262	—	—

	979,622	1,132,382	758,831

Other Investments
MAT	90	90	90
Coprolán	21	21	21
Certificates of participation - Tarshop Trust	54,934	—	—
Allowance for impairment of investments	(5,138)	—	—
Other investments	1,388	—	—
Exportaciones Agroindustriales Argentinas S.A.	—	241	241

	51,295	352	352

c.	Trade accounts receivable

	December 31, 2008	June 30, 2008	December 31, 2008
Current
Trade accounts receivable – agricultural business	22,536	30,357	13,932
Debtors from sale of real estate	1,245	—	—
Debtors from leases and services	74,003	—	—
Debtors from Tarjeta Shopping	136,590	—	—
Debtors from hotel activities	11,007	—	—
Debtors from Tarjeta Shopping – collection agents	4,586	—	—
Debtors from expenses and collective promotion fund	28,277	—	—
Debtors from leases under legal proceedings	30,853	—	—
Debtors under legal proceedings and past due debts	1,409	—	—
Less:		—	—
Allowance for doubtful accounts	(122,388)	(381)	(394)
Accounts receivable in foreign currency	9,617	4,609	3,640
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (note 4 t.)	2,783	1,208	560
Collections to be deposited	70,575	—	—

	271,093	35,793	17,738

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 4:	(Continued)

c.	Trade accounts receivable (Continued)

	December 31, 2008	June 30, 2008	December 31, 2007
Non-current
Trade accounts receivable – agricultural business	424	—	—
Debtors from sale of real estate	2,328	—	—
Debtors from leases and services	1,977	—	—
Debtors from Tarjeta Shopping	9,210	—	—
Less:
Allowance for doubtful accounts	(8,004)	—	—

	5,935	—	—

d.	Other receivables

	December 31, 2008	June 30, 2008	December 31, 2007
Current
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4 t.)	37,238	5,433	4,638
Receivables from the sale of shares	31,422	—	—
Outstanding VAT, Gross sales tax and others tax credit	28,100	14,150	14,499
Income tax advances and tax credit	19,179	14,853	9,201
Outstanding NDF	17,574	—	—
Prepaid expenses	17,178	113	179
Trust programs account receivables	13,526	—	—
Guarantee deposits and premiums	12,141	1,174	1,634
Others	11,373	2,046	2,656
Directors’ fees advances, net	8,219	—	—
Secured by mortgage	6,567	6,189	7,291
Expenses to be recovered	5,324	—	—
Receivables from operations with hedging instruments	4,007	—	—
Loans granted	2,990	—	—
Receivable for services of third offered in Tarshop´ business	2,600	—	—
Guarantee of defaulted credits	541	—	—
Pre-paid insurance	403	—	—
Judicial liens	212	—	—
Other tax credit	197	23	235
Administration and reserve fund	193	—	—
Prepaid leases	179	11,367	28
Tax on minimum presumed income	70	42	—
Tax on personal assets to be recovered	57	—	—

	219,290	55,390	40,361

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 4:	(Continued)

d.	Other receivables (Continued)

	December 31, 2008	June 30, 2008	December 31, 2007
Non-current
Deferred tax	118,956	1,298	678
Tax on minimum presumed income	67,661	20,056	10,282
Outstanding VAT and others tax credit	65,917	12,814	2,718
Present value – other receivables	(12,488)	—	—
Receivables from the sale of farms	6,104	7,049	11,120
Trust programs account receivables	4,931	—	—
Guarantee of defaulted credits	3,461	—	—
Mortgages receivable under legal proceeding	2,208	—	—
Allowance for doubtful accounts	(2,208)	—	—
Prepaid expenses	678	—	—
Guarantee deposits and premiums	398	—	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (note 4 t.)	4	—	—
Prepaid leases	—	—	277
Income tax advances	—	148	13,515
Others	3,380	—	—

	259,002	41,365	38,590

e.	Inventories

	December 31, 2008	June 30, 2008	December 31, 2007
Current
Agricultural business
Unharvested crops	76,428	6,486	42,281
Materials and others	39,690	21,701	16,411
Crops	17,209	67,224	18,390
Beef cattle	16,939	12,837	13,458
Seeds and fodder	1,638	3,277	1,574
Real estate business
Credit from barter transaction of Dique III 1 c)	23,314	—	—
Inventories (Hotels)	3,453	—	—
Abril/ Baldovinos	2,696	—	—
Other Inventories	1,108	—	—
San Martín de Tours	490	—	—
Dock 13	33	—	—
Torres Abasto	21	—	—
Torres Jardín	18	—	—
Advances to suppliers	—	—	371

	183,037	111,525	92,485

Non-Current
Agricultural Business
Beef cattle	72,023	76,113	71,184
Real estate business
Horizons	85,600	—	—
Credit from barter of Caballito (Koad)	26,942	—	—
Credit from barter of Caballito (Cyrsa)	20,974	—	—
Credit from barter Benavídez	11,265	—	—
Credit from barter Rosario	11,111	—	—
Caballito land	4,429	—	—
Abril/ Baldovinos	3,899	—	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 4:	(Continued)

e.	Inventories (Continued)

	December 31, 2008	June 30, 2008	December 31, 2007
Other inventories	695	—	—
Torres Jardín	79	—	—

	237,017	76,113	71,184

f.	Others assets

	December 31, 2008	June 30, 2008	December 31, 2007
Current
Farm held for sale	—	1,071	19,802

	—	1,071	19,802

g.	Property and equipment

	December 31, 2008	June 30, 2008	December 31, 2007
Agricultural business	359,696	266,616	255,891
Real estate business
Shopping Center	1,421,180	—	—
Office buildings	992,763	—	—
Hotels	217,255	—	—
Other fixed assets	92,551	—	—
Commercial real estate	4,023	—	—

	3,087,468	266,616	255,891

h.	Intangible assets

	December 31, 2008	June 30, 2008	December 31, 2007
Concession rights	22,453	22,829	23,582
Intangible Assets – saving expenses of contracts in acquired leases	15,113	—	—
Pre-operating expenses	4,953	—	—
Tarshop’s customers	1,918	—	—
Trademarks	306	—	—

	44,743	22,829	23,582

i.	Goodwill

	December 31, 2008	June 30, 2008	December 31, 2007
Goodwill
IRSA Inversiones y Representaciones Sociedad Anónima	35,280	12,597	—
Alto Palermo S.A.	21,382	—	—
Della Paolera 265 y Museo Renault	9,545	—	—
Tarshop S.A.	8,150	—	—
Fibesa S.A.	3,422	—	—

Negative goodwill
IRSA Inversiones y Representaciones Sociedad Anónima	(286,353)	(219,360)	(134,678)
Alto Palermo S.A.	(47,817)	—	—
Palermo Invest S.A.	(43,329)	—	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 4:	(Continued)

i.	Goodwill (Continued)

	December 31, 2008	June 30, 2008	December 31, 2007
Empalme S.A.I.C.F.A. y G.	(9,401)	—	—
Mendoza Plaza Shopping S.A.	(6,151)	—	—
Emprendimiento Recoleta S.A.	(374)	—	—
Tyrus S.A.	(46)	—	—

	(315,692)	(206,763)	(134,678)

j.	Trade accounts payable

	December 31, 2008	June 30, 2008	December 31, 2007
Current
Suppliers (1)	198,698	17,972	13,688
Accrual for inputs and other expenses	61,688	24,247	23,812
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.t)	1,696	5,742	3,517
Accrual for harvest expenses	849	1,579	—
Others	686	—	—

	263,617	49,540	41,017

Non-Current
Suppliers	47,001	—	—

	47,001	—	—

k.	Mortgage payable

	December 31, 2008	June 30, 2008	December 31, 2007
Current
Mortgage payable Bariloche plots of land	3,450	—	—

	3,450	—	—

l.	Short-term and long-term debts

	December 31, 2008	June 30, 2008	December 31, 2007
Current
Bank loans	336,355	195,600	217,810
Bank loans – Accrued interest	10,382	—	—
Debt related to purchase of subsidiaries	11,222	—	—
Non-convertible Notes IRSA 2017 - Interest	14,290	—	—
Expenses for issuance of debt – Non-Convertible Notes IRSA 2017	(875)	—	—
Convertible Notes – APSA US$ 120 M. – Interest	3,512	—	—
Expenses for issuance of debt –APSA US$ 120 M.	(508)	—	—
APSA 2014 Convertible Notes - Accrued interest	2,389	—	—
Convertible Notes – APSA US$ 154 M. – Capital	39,765	—	—
Convertible Notes – APSA US$ 154 M. – Interest	808	—	—
Expenses for issuance of debt –APSA US$ 154 M.	(536)	—	—
Debts for the purchase of Berutti plot of land	13,280	—	—

	430,084	195,600	217,810

(1)	As of December 31, 2008 includes US$ 1.7 million from the acquisition of farm “San Pedro” (secured by mortgage). See Note 11 to the basic financial statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 4:	(Continued)

l.	Short-term and long-term debts (Continued)

	December 31, 2008	June 30, 2008	December 31, 2007
Non-Current
Financial loans	110,330	—	—
Non-Convertible Notes IRSA 2017	403,476	—	—
Expenses for issuance of debt – Non-Convertible Notes IRSA 2017	(6,268)	—	—
Convertible Notes – APSA US$ 120 M.	334,837	—	—
Expenses for issuance of debt – APSA US$ 120 M.	(3,596)	—	—
APSA 2014 Convertible Notes	53,486	—	—
Convertible Notes – APSA US$ 154 M.	99,413	—	—
Expenses for issuance of debt – APSA US$ 154 M.	(293)	—	—
Debts for the purchase of Berutti plot of land	15,113	—	—

	1,006,498	—	—

m.	Salaries and social security payable

	December 31, 2008	June 30, 2008	December 31, 2007
Accrual for vacation and statutory annual bonus	17,816	5,188	2,191
Social security taxes payable	8,112	858	491
Salaries payable	536	318	29
Health care payable	—	35	21
Others	450	10	2

	26,914	6,409	2,734

n.	Taxes payable

	December 31, 2008	June 30, 2008	December 31, 2007
Current
Accrual for income tax	40,271	290	—
Value added tax	32,966	26	62
Tax on minimum presumed income	22,234	8,994	2,656
Property tax payable	—	46	—
Tax on personal assets	7,836	—	1,987
Gross sales tax payable	4,112	293	167
Taxes withheld -Income tax	2,015	664	305
Taxes withheld-Gross sales tax payable	574	2	—
Taxes withheld-VAT payable	417	—	—
Gross sales tax payable – Plan of facilities	134	—	—
Others	6,752	10	9

	117,311	10,325	5,186

Non-current
Deferred income tax	174,209	41,818	56,945
Gross sales tax payable – Plan of facilities	2,762	—	—
Gross sales tax payable	1,138	—	—

	178,109	41,818	56,945

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 4:	(Continued)

o.	Advances from customers

	December 31, 2008	June 30, 2008	December 31, 2007
Current
Admission rights	43,377	—	—
Leases and service advances	19,019	—	—
Advanced payments from customers	33,521	—	11,970

	95,917	—	11,970

Non-current
Admission rights	65,730	—	—
Leases and service advances	40,020	—	—
Advanced payments from customers	37,721	—	—

	143,471	—	—

p.	Other liabilities

	December 31, 2008	June 30, 2008	December 31, 2007
Current
Loans with shareholders of related parties	46,451	—	—
Other liabilities – lowest value of acquired contracts	15,239	—	—
Payables to Nationals Park Administration	10,173	—	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.t)	8,280	286	100
Premium collected	7,938	—	—
Management fees accrual	—	—	1,409
Guarantee deposits	4,524	—	—
Donations payable	3,509	—	—
Administration and reserve fund	3,121	—	—
Directors	548	—	—
Contributed leasehold improvements to be accrued and unrealized gains	530	54	54
Loan to FyO minority shareholders	134	134	134
Others	3,796	—	—

	104,243	474	1,697

Non-current
Debts for the purchase of farm	40,101	—	—
Loans with shareholders of related parties	12,086	—	—
Unrealized gains	10,209	—	—
Guarantee deposits	5,429	—	—
Other liabilities – lowest value of acquired contracts	3,169	—	—
Present value – other liabilities	(338)	—	—
Other income to be accrued	266	293	320
Directors’ guarantee deposits	20	—	—
Others	518	—	—

	71,460	293	320

q.	Provisions for lawsuits and contingencies

	December 31, 2008	June 30, 2008	December 31, 2007
Current
Law contingencies for pending lawsuits	2,045	—	—

	2,045	—	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 4:	(Continued)

q.	Provisions for lawsuits and contingencies (Continued)

	December 31, 2008	June 30, 2008	December 31, 2007
Non-current
Law contingencies for pending lawsuits	10,084	1,803	1,773

	10,084	1,803	1,773

	12,129	1,803	1,773

r.	Unrealized (loss) gain on inventories

	December 31, 2008	December 31, 2007
Unrealized (loss) gain on inventories- Beef cattle	(1,054)	2,657
Unrealized loss on inventories – Crops, raw materials and MAT	(2,968)	(4,389)

	(4,022)	(1,732)

s.	Other expenses, net

	December 31, 2008	December 31, 2007
Other income:
Gains on the sale of fixed assets	125	—
Others	806	138

Subtotal other income	931	138

Other expenses:
Tax on personal assets	(3,653)	(2,552)
Unrecoverable VAT receivable	(1,369)	—
Donations	(133)	—
Lawsuits contingencies	(1)	—
Others	(5)	—

Subtotal other expenses	(5,161)	(2,552)

Total other income and expenses, net	(4,230)	(2,414)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 4:	(Continued)

t.	Companies under Law No. 19,550 Section 33 and others related parties:

Balances as of December 31, 2008, compared to the balances as of June 30, 2008, as well as the Statement of Income balances for the six-month periods ended December 31, 2008 and 2007, held with related companies, persons and shareholders are as follows:

			Gain (loss) for the period ended as of		Assets (liabilities) as of
Companies	Relationship	Item	December 31, 2008	December 31, 2007	December 31, 2008	June 30, 2008	December31, 2007
Shareholders in general	Shareholders	Others income and expenses, tax on personal assets	(274)	—	—	—	—
Agro – Uranga S.A.	Related party	Other receivables	—	—	1,413	56	1,214
Agro – Uranga S.A.	Related party	Others	215	—	—	—	—
Alto Palermo S.A.	Joint control	Trade accounts payable	—	—	—	3,375	1,372
Alto Palermo S.A.	Joint control	Sales and fees for shared services	—	(632)	—	—	—
Banco Hipotecario S.A.	Related party	Other receivables	—	—	4	—	—
Banco Hipotecario S.A.	Related party	Other debts	—	—	16	—	—
Banco crédito y securitización	Related party	Trade accounts receivable	—	—	18	—	—
BrasilAgro – Companhia Brasileira de Propriedades Agrícolas	Related party	Other receivables	—	—	69	306	—
BrasilAgro – Companhia Brasileira de Propriedades Agrícolas	Related party	Administrative services	408	—	—	—	—
Cactus Argentina S.A.	Related party	Trade accounts receivable	—	—	861	1,207	559
Cactus Argentina S.A.	Related party	Other receivables	—	—	2,831	3,392	3,215
Cactus Argentina S.A.	Related party	Trade accounts payable	—	—	142	88	132
Cactus Argentina S.A.	Related party	Beef cattle expenses	(301)	(1,565)	—	—	—
Cactus Argentina S.A.	Related party	Interest	444	257	—	—	—
Cactus Argentina S.A.	Related party	Administrative services	75	86	—	—	—
Cactus Argentina S.A.	Related party	Others	274	5	—	—	—
Canteras Natal Crespo S.A.	Joint control	Trade accounts receivable	—	—	78	—	—
Canteras Natal Crespo S.A.	Joint control	Other receivables	—	—	693	—	—
Canteras Natal Crespo S.A.	Joint control	Sales and fees for shared services	24	—	—	—	—
Canteras Natal Crespo S.A.	Joint control	Interest	39	—	—	—	—
Comercializadora los Altos (ex Alto City.Com S.A.)	Subsidiary	Trade accounts receivable	—	—	—	1	1
Consorcio Libertador S.A.	Related party	Trade accounts receivable	—	—	330	—	—
Consorcio Libertador S.A.	Related party	Other receivables	—	—	45	—	—
Consorcio Libertador S.A.	Related party	Trade accounts payable	—	—	75	—	—
Consorcio Libertador S.A.	Related party	Other debts	—	—	2	—	—
Consorcio Libertador S.A.	Related party	Sales and fees for shared services	61	—	—	—	—
Consorcio Libertador S.A.	Related party	Leases	5	—	—	—	—
Consultores Asset Management S.A.	Related party	Trade accounts receivable	—	—	375	—	—
Consultores Asset Management S.A.	Related party	Other receivables	—	—	7,574	—	—
Consultores Asset Management S.A.	Related party	Trade accounts payable	—	—	2	—	—
Consultores Asset Management S.A.	Related party	Fees	—	(1,583)	—	—	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 4:	(Continued)

t.	Companies under Law No. 19,550 Section 33 and others related parties (Continued)

			Gain (loss) for the period ended as of		Assets (liabilities) as of
Companies	Relationship	Item	December31 2008	December31, 2007	December 31, 2008	June 30, 2008	December 31, 2007
Cyrsa S.A.	Joint control	Trade accounts receivable	—	—	1,061	—	—
Cyrsa S.A.	Joint control	Other receivables	—	—	416	—	—
Cyrsa S.A.	Joint control	Trade accounts payable	—	—	449	—	—
Cyrsa S.A.	Joint control	Other debts	—	—	100	—	—
Cyrsa S.A.	Joint control	Leases	138	—	—	—	—
Directors	Related party	Other receivables	—	—	189	1	1
Directors	Related party	Other debts	—	—	8,767	286	100
Directors	Related party	Salaries and social security payable	(271)	(916)	—	—	—
Directors	Related party	Fees	(5,403)	—	—	—	—
Directors	Related party	Interest	(6)	—	—	—	—
Directors	Related party	Administrative services	(10,504)	—	—	—	—
Directors	Related party	Loans	—	—	63	—	—
Banco Hipotecario S.A.’s Directors	Related party	Interest	(6)	—	—	—	—
Estudio Zang, Bergel & Viñes	Related party	Other receivables	—	—	19	—	—
Estudio Zang, Bergel & Viñes	Related party	Trade accounts payable	—	—	999	893	535
Estudio Zang, Bergel & Viñes	Related party	Other debts	—	—	326	—	—
Estudio Zang, Bergel & Viñes	Related party	Fees	(1,175)	(532)	—	—	—
Fundación IRSA	Related party	Trade accounts receivable	—	—	14	—	—
Fundación IRSA	Related party	Other receivables	—	—	6	—	—
Fundación IRSA	Related party	Trade accounts payable	—	—	—	—	—
Fundación IRSA	Related party	Other debts	—	—	4,582	1,073	1,800
Inversiones Financieras del Sur S.A.	Related party	Other receivables	—	—	74	160	—
Inversora Bolívar S.A.	Subsidiary	Trade accounts payable	—	—	—	185	89
Inversora Bolívar S.A.	Subsidiary	Others	—	(110)	—	—	—
IRSA Inversiones y Representaciones S.A.	Subsidiary	Trade accounts payable	—	—	—	85	161
IRSA Inversiones y Representaciones S.A.	Subsidiary	Sales and fees for shared services	—	(275)	—	—	—
IRSA Inversiones y Representaciones S.A.	Subsidiary	Interest	—	(387)	—	—	—
Metroshop S.A.	Joint control	Other receivables	—	—	23,138	—	—
Metroshop S.A.	Joint control	Other debts	—	—	6,756	—	—
Museo de los niños	Related party	Other receivables	—	—	519	—	—
Parque Arauco S.A.	Related party	Loans	—	—	55,812	—	—
Credits to employees	Related party	Interest	62	6	—	—	—
Credits to employees	Related party	Leases	(17)	—	—	—	—
Credits to employees	Related party	Trade accounts receivable	—	—	2	—	—
Credits to employees	Related party	Other receivables			1,724	238	207
Credits to employees	Related party	Trade accounts payable			29	—	—
Credits to employees	Related party	Other debts	—	—	7	—	—
Puerto Retiro S.A.	Joint control	Trade accounts receivable			24	—	—
Puerto Retiro S.A.	Joint control	Other receivables			13	—	—
Rummaalá S.A.	Joint control	Other receivables			3	—	—
Shopping Alto Palermo S.A.	Joint control	Trade accounts payable	—	—	—	3	—
Management salaries	Related party	Salaries and social security	—	(1,314)	—	—	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 5:	EARNINGS PER SHARE

Following is a reconciliation between the weighted average of outstanding shares of common stock and the diluted weighted average of shares of common stock. As of December 31, 2008, it has been determined considering the possibility that the holders of options issued by the Company exercise them in shares of common stock of the Company up to 60,000,000 shares (see Note 16 to the stand-alone financial statements).

	December 31, 2008	December 31, 2007
Weight average of outstanding shares of common stock	494,733	313,743
Diluted weighted average of shares of common stock	553,976	313,743

	December 31, 2008	December 31, 2007
Earnings for the calculation of basic earnings per share	12,296	14,472
Earnings for the calculation of diluted earnings per share	12,296	14,472

BASIC Earnings per share	December 31, 2008	December 31, 2007
Earnings	12,296	14,472
Number of shares	494,733	313,743
Earnings per share	0.02	0.05

DILUTED Earnings per share	December 30, 2008	December 31, 2007
Earnings	12,296	14,472
Number of shares	553,976	313,743
Earnings per share	0.02	0.05

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 6:	SEGMENT INFORMATION

As of December 31, 2008 :

	Agricultural									Real estate
	Crops		Beef cattle	Milk	Feed lot	Others	Farm sales	Non Operating (1)	Subtotal Agricultural business	Development and sale of properties	Office and other	Shopping Centers	Hotel operations	Consumer financing	Financial operations and others (2)	Subtotal real estate business	Total
Description	Local	Foreign
Production income	14,593	—	5,031	11,415	—	—	—	—	31,039	—	—	—	—	—	—	—	31,039
Cost of production	(23,030)	—	(8,806)	(9,405)	—	—	—	—	(41,241)	—	—	—	—	—	—	—	(41,241)

Production profit	(8,437)	—	(3,775)	2,010	—	—	—	—	(10,202)	—	—	—	—	—	—	—	(10,202)

Sales	68,616	—	8,348	10,763	—	21,812	—	—	109,539	61,427	41,710	100,755	45,734	74,772	615	325,013	434,552
Cost of sales	(54,978)	—	(7,610)	(10,781)	—	(15,226)	—	—	(88,595)	(48,246)	(7,952)	(27,167)	(26,984)	(35,378)	—	(145,727)	(234,322)

Sales profit	13,638	—	738	(18)	—	6,586	—	—	20,944	13,181	33,758	73,588	18,750	39,394	615	179,287	200,230

Gross profit	5,201	—	(3,037)	1,992	—	6,586	—	—	10,742	13,181	33,758	73,588	18,750	39,394	615	179,287	190,029

Selling expenses	(8,642)	—	(628)	(132)	—	(1,540)	—	—	(10,942)	(823)	(2,625)	(7,720)	(4,060)	(50,079)	—	(65,307)	(76,249)
Administrative expenses	(6,373)	—	(5,146)	(752)	—	(1,358)	—	—	(13,629)	(5,994)	(9,906)	(15,868)	(9,779)	(7,941)	—	(49,488)	(63,117)
Unrealized gain on farm held for sale	—	—	—	—	—	—	—	—	—	4,090	—	—	—	—	—	4,090	4,090
Unrealized loss on inventories	(2,968)	—	(1,054)	—	—	—	—	—	(4,022)	—	—	—	—	—	—	—	(4,022)
Net gain in credit card trust Tarshop	—	—	—	—	—	—	—	—	—	—	—	—	—	(18,482)	—	(18,482)	(18,482)

Operating (loss) gain	(12,782)	—	(9,865)	1,108	—	3,688	—	—	(17,850)	10,454	21,227	50,000	4,911	(37,108)	615	50,100	32,250

Assets	391,495	9,422	185,837	42,539	6,169	15,966	—	127,568	778,996	542,265	1,174,006	1,825,502	253,655	173,512	711,568	4,680,508	5,459,504
Liabilities	56,182	35,979	2,492	356	—	6,529	—	255,987	357,525	262,510	306,365	968,824	240,875	229,387	134,718	2,142,679	2,500,204
Non current investments in other companies	15,110	—	46	2,027	6,169	—	—	136,661	160,013	24,081	72,737	—	—	—	264,686	361,504	521,517
Increases and transfers of property and equipment	7,188	60,869	16,268	401	—	10,866	—	912	96,504	3,118	442,585	250,887	40,077	6,822	—	743,489	839,993
Amortization and depreciation	1,840	9	690	278	—	539	—	325	3,681	160	14,849	36,086	6,524	941	—	58,560	62,241

(1)	Include equity method of BrasilAgro
(2)	Include equity method of Banco Hipotecario S.A., Banco Crédito and Securitización S.A.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 6:	(Continued)

As of December 31, 2007 :

Agricultural

Description	Crops	Beef cattle	Milk	Feed lot	Others	Farm sales	Non operating	Total Pesos
Production income	12,840	13,528	9,340	—	—	—	—	35,709
Cost of production	(10,455)	(9,746)	(6,252)	—	—	—	—	(26,453)

Production profit	2,386	3,782	3,088	—	—	—	—	9,256

Sales	35,118	14,698	8,959	—	9,349	5,917	—	74,041
Cost of sales	(32,477)	(13,519)	(8,959)	—	(4,869)	(2,684)	—	(62,507)

Sales profit	2,641	1,179	—	—	4,481	3,233	—	11,534

Gross profit	5,027	4,961	3,088	—	4,481	3,233	—	20,789

Selling expenses	(3,851)	(568)	(69)	—	(581)	—	—	(5,069)
Administrative expenses	(3,742)	(3,961)	(680)	—	(618)	—	—	(9,000)
Unrealized gain on farm held for sale	—	—	—	—	—	17,424	—	17,424
Unrealized gain (loss) gain on inventories	(4,389)	2,657	—	—	—	—	—	(1,732)

Operating (loss) gain	(6,956)	3,089	2,339	—	3,282	20,658	—	22,412

Assets	255,789	164,794	33,927	11,403	2,047	—	723,409	1,191,369
Liabilities	25,197	2,718	671	—	291	—	310,575	339,452
Non current investments in other companies	15,326	—	2,071	8,188	—	—	733,247	758,832
Increases and transfers of property and equipment	3,235	10,273	648	—	514	—	171	14,841
Depreciation of property and equipment	1,307	627	77	—	79	—	294	2,384
Amortization of intangible assets	—	—	—	—	—	—	—	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 7:	LAWSUITS AND CLAIMS IN COURSE

A.	Agricultural Business

1.	“Exagrind S.A. – estancia San Rafael against Tali Sumaj and other damages and losses” lawsuit

Exagrind S.A. has filed a lawsuit against Inversiones Ganaderas S.A. (IGSA) on claims for damages and losses produced by a fire in Estancia San Rafael, which is close to Tali Sumaj, Province of Catamarca. The fire took place on September 6, 2000.

The estimated amount of the legal action is Ps. 2,914 at the date the claim was filed.

In turn, IGSA filed an extraordinary appeal with the High Court of the Province of Catamarca, requesting to be given the remainder term to answer the lawsuit as, at the time of revoking the first instance judge decision that postponed the terms to answer until a new notice was dispatched, such period had not yet expired. The management of IGSA is awaiting the decision of the High Court of the Province of Catamarca.

Additionally, in March 2007 -under the request of Exagrind S.A.- the court in charge of the case seized an inhibition of assets. This measure was lifted in June 2007 and a real estate on attachment has been accepted in replacement.

B.	Real Estate Business

1.	Provision for unexpired claims against Llao Llao Holding S.A.

The Company Llao Llao Holding S.A. (“LLH”) (in the process of dissolution due to merger with IRSA), predecessor of Llao Llao Resorts S.A. (“LLR”) in the operation of the hotel complex “Hotel Llao Llao”, was sued in 1997 by the National Parks Administration to obtain collection of the unpaid balance of the additional sale price, in Argentine external debt securities (“TDE”) amounting to US$ 2.87 million. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed, and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of US$ 3.8 million, plus interest accrued through payment, punitive interest and lawyers´ fees. In March 2004, LLH paid Ps. 9,156 in cash and TDE.

The plaintiff requested the court of original jurisdiction to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy, the procedure having being questioned by the Company. In view of the fact that the information provided was not sufficient to evaluate the amount settled by the Ministry of Economy, it was requested

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 7:	(Continued)

that the execution be suspended until there is a sentence on the complaint recourse filed with the National Supreme Court for the denial of the extraordinary recourse soliciting that the debt be converted to pesos (“pesification”).

In July 2008 the Court of Appeal notified LLR that by means of a resolution dated June 18, 2008 it had confirmed the settlement approved by the court of original jurisdiction.

In accordance with the information provided by the attorneys in respect of this lawsuit, the amount to be recorded by virtue of the Court sentence amounts to Ps. 10,173 as of December 31, 2008, such amount being recorded in Other current liabilities – payables to National Parks Administration.

NOTE 8:	RESTRICTED ASSETS

A.	Agricultural Business

1.	Attachment on the “Tali Sumaj”

In agreement with Note 7.A.1 to the consolidated financial statements, on June 4, 2007 a pre-judgement attachment was seized on the “Tali Sumaj” land owned by Inversiones Ganaderas S.A. in substitution for a more burdensome measure that had been previously ordered.

2.	Mortgages on plots of land in the Republic of Bolivia

Due to the purchase of farms in the Republic of Bolivia, a mortgage was established on such properties as mentioned in Note 10.A.2. As of the date of these financial statements, the mortgage on the “Las Londras” farm amounts to US$ 10.3 million effective through January 22, 2011; the mortgage on the “San Cayetano” and “San Rafael” farms amount to US$ 5.1 million, effective through November 11, 2010 and the mortgage on the “La Fon Fon” farm amounts to US$ 4.9 million effective through November 11, 2010.

B.	Real Estate Business

1.	IRSA Inversiones y Representaciones Sociedad Anónima

a.	Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A (indirect subsidiary of IRSA) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. Concurrently with the

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 8:	(Continued)

complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor S.A. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A..

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, this being a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

The Management and legal advisors of Puerto Retiro S.A. estimate that there are legal and technical issues sufficient to consider that the request for postponement of bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

b.	Mortgage guaranteed loan Hoteles Argentinos S.A.

In March 2005, Credit Suisse First Boston International (“CSFB”) acquired the debt for US$ 11.1 million of Hoteles Argentinos (“HASA”), which had been in non-compliance since January 2002. In April 2006 HASA reduced the capital amount payable to US$ 6.0 million. The balance will accrue LIBO interest rate 6 months plus 7.0% and will be paid off in installments, being the last of US$ 5.07 due in March 2010.

In addition, two credit default swaps were subscribed. One between IRSA and CSFB for 80% of the restructured debt value, and the other one is between Starwood Hotels and Resorts Worldwide Inc. (Starwood) and CSFB for 20% of the restructured debt value. Under these contracts, both companies (IRSA and Starwood) are able to protect CSFB in case of non-compliance with HASA’s obligations. For valuable consideration, IRSA

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

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NOTE 8:	(Continued)

and Starwood will be paid a coupon on a periodical basis. To support the obligations assumed, IRSA deposited as guarantee the amount of US$ 1.2 million.

c.	IRSA has mortgaged on the following property:

Property	Book value as of December 31, 2008 Pesos
Edificio República	226,583
Hotel Sheraton Libertador	44,463
Terreno en Bariloche	21,900
Suipacha 652	11,614
Terreno Caballito	4,429

d.	IRSA has furnished a first degree pledge on the shares of Rummaala.

2.	Alto Palermo S.A. (APSA)

a.	The property and equipment account includes the multiplex cinema located at the Córdoba Shopping Villa Cabrera, which is encumbered by an antichresis because of the financial payable of Empalme S.A.I.C.F.A. y G. to NAI INTERNACIONAL II Inc. (See Note 15 A.2.a).

b.	The accounts receivable financial trusts include the contingency funds of financial trust as credit protection for investors that as of December 31, 2008 amounted to Ps. 16,736. They are restricted availability credits until settlement in accordance with the respective prospectuses.

c.	As of December 31, 2008, under other current receivables, APSA has deposit that are restricted in accordance with the following amounts:

i. Ps. 26, concerning the case “Derviche, Hernán Andres with Shopping Alto Palermo S.A. about dismissal”;

ii. Ps. 52, concerning the case “Palma Claudio with Alto Palermo S.A. about dismissal”;

iii. Ps. 18, concerning the case “Chavez Andrés Ramiro with Alto Palermo S.A. about dismissal.”;

d.	As regards the case “Alto Palermo S.A. with Dirección General Impositiva in re: Appeal”, Case file No. 25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of December 31, 2008 amounts to Ps. 36,741 (disclosed in the “Non-current investments- Undeveloped parcels of land”).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 8:	(Continued)

As of June 30, 2008 there was Ps. 34,063 in Equity investments account related to shares of Empalme S.A.I.C.F.A. y G., which have been pledged. With the payment of the last installment on December 2008, the encumbrance was lifted. (See Note 9 B.2.d)

e.	In the current investments line BONTE 2006 titles were included in the amount of Ps. 34, that are deposited as rental guarantee.

f.	A pledge was granted to the new Banco Industrial de Azul S.A. over Certificate of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXIV and XXXVI in the face value amount of Ps. 12,136.

g.	During the current period Tarshop S.A. granted the pledge to Banco CMF S.A., over, Certificate of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXIX, XXX and XXXIII in the face value amount of Ps. 15,889; and to Banco Comafi S.A., also as pledge, over Certificate de Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXII and XXXV in the amount of face value Ps. 9,129.

h.	During April 2008, a pledge was granted to Banco Supervielle over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXVII, XXXVIII and XLII, in the face value amount of Ps. 17,845.

i.	During November 2008, a commercial security interest was granted to Banco Itaú Buen Ayre S.A., as guarantee, Certificates of Participation related to Fideicomiso Financiero Tarjeta Shopping Series XXXIX and XL, for face value Ps. 11,896, and as commercial security interest to Standard Bank Argentina S.A., as guarantee, Certificates of Participation related to Fideicomisos Financieros Tarjeta Shopping Series XLII, XLIV and XLVIII, for face value Ps. 21,000.

j.	As of December 31, 2008, the plot of land located at Beruti 3351/59, Buenos Aires City, is encumbered by a first mortgage in favor of Dowler Company S.A., in security of the unpaid balance of the purchase price for US$ 8.9 million. (See Note 10 B.2.c.).

k.	As regards the case styled “Case File No. 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A.”, the building located at Av. Virrey Toledo 702, Salta has been encumbered for an amount of Ps. 180.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 9:	ADQUISITION, CONSTITUTION AND RESTRUCTURING OF COMPANIES

A.	Agricultural Business

1.	Agreement to purchase shares of common stock and GDRs and agreement to assign the credit line between IGSA and Agrology - Securities loan

On May 28, 2008, IGSA sold to Agrology S.A. its equity interest in IRSA representative of 1,218,260 shares of common stock and 2,065,653 Global Depositary Receipts (“GDRs”) for Ps. 96,040. As counterpart of such transaction, Agrology replaced IGSA as borrower for the payable to Cresud it carried for up to such amount on the credit line previously agreed upon between the parties. On December 2, 2008, an addendum to the credit line agreement was executed by which the amount previously agreed upon was extended to Ps. 300,000 and its due date was amended to December 1, 2013.

Due to such sale of shares of common stock and GDRs mentioned in mentioned in the preceding paragraph, IGSA assigned Agrology S.A. the securities loan agreement with Inversiones Financieras del Sur S.A. executed on March 12, 2008, by which it was granted 790,631 Global Depositary Shares represented by Global Depositary Receipts (GDRs) representative of 10 book-entry shares of common stock, with a face value of Ps. 1 per share, of IRSA Inversiones y Representaciones Sociedad Anónima, which are free of any encumbrance and are freely available for Agrology.

This loan does not imply transferring any political or economic rights related to the GDR’s, which will be held by Agrology. As regards exercising the political rights (vote), the Parties agreed that the Company will grand a power of attorney to Inversiones Financieras del Sur S.A. with the respective voting instructions. As regards dividends, Inversiones Financieras del Sur S.A. commits itself to transferring forthwith to Agrolgy the funds related to this item.

This loan will accrue interest at a monthly rate equivalent to 3-month LIBOR, plus 150 basis points. It will be effective for 30 days and may be renewed for periods, up to a maximum of 360 days.

On August 6, 2008, Agrology executed a securities loan agreement with Inversiones Financieras del Sur S.A. by which 1,275,022 Global Depository Shares were granted, represented by GRDs representative of 10 shares of common book-entry shares with a face value of Ps. 1 per share of IRSA. This agreement was executed under the same conditions as the previous agreement.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 9:	(Continued)

2.	Agrology S.A.

On May 8, 2008, Agrology S.A. was organized with a capital stock of Ps. 50 out of which, Cresud contributed Ps. 48 (97%) and IGSA, Ps. 2 (3%).

Agrology S.A. is a new venture that invests in financial instruments and manage equity interests in other companies.

3.	FyO Trading S.A.

On May 2, 2008, FyO Trading S.A. was organized and its capital stock is made up by 3.63% held by Cresud and 96.37% held by FyO. The capital stock amounts to Ps. 20 and is subscribed and paid in.

4.	Name change of Agropecuaria Cervera S.A

On November 12, 2008, the Special Shareholders’ Meeting of Agropecuaria Cervera S.A. approved the corporate name change to “Agropecuaria Anta Sociedad Anónima”, hence amending section 1 of the bylaws.

On December 17, 2008, formalities were approved by the Province of Salta’s IGPJ (Provincial regulatory agency of business associations).

5.	Republic of Bolivia and Republic of Uruguay

Under a series of transactions that constitute for Cresud a new expansion of the agricultural and livestock Business in South America as designed in its business plan, the Company through its affiliates Agrology S.A., Inversiones Ganaderas S.A. and Agropecuaria Anta S.A. (formerly Agropecuaria Cervera S.A.) has organized companies with plots of land in the Republic of Bolivia and has acquired a company in the Republic of Uruguay.

Hence, the following companies were organized:

Agropecuaria Acres del Sud S.A., Aguaribay Agropecuaria S.A., Calden Agropecuaria S.A., Itin Agropecuaria S.A., Ñandubay Agropecuaria S.A., Ombú Agropecuaria S.A., Yatay Agropecuaria S.A. and Yuchan Agropecuaria S.A. whose shareholders are: Agrology S.A. holding a 95.12% interest, Inversiones Ganaderas S.A. and Agropecuaria Anta S.A.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 9:	(Continued)

holding a 2,44 % interest each. Such companies in Bolivia (except Agropecuaria Acres del Sud S.A.) acquired plots of land for the agricultural exploitation which are described in Note 10 2. Thus, Cresud holds a 99.99% interest in such companies, engaged in agricultural exploitation.

Additionally, during October 2008, the Company acquired through its affiliate Agrology S.A. 100% of the capital stock of a company called Helmir S.A., located in Republic of Uruguay whose corporate purpose is broad.

6.	Expanding business into the Republic of Paraguay.

Under the framework of a series of transactions that constitute for Cresud a new expansion of the agricultural and livestock businesses in South America, on September 3, 2008, the Company executed jointly with Carlos Casado S.A., an Argentine company owning large stretches of land in southern Paraguay, a framework agreement by which it was decided to generate synergy between both companies to do business on the real estate, agricultural and livestock, and forestry markets, as well as series of related agreements aiming at formalizing the productive coalition between both companies.

Within such context, Cresud participates together with Carlos Casado (with a 50% interest each) in a stock company organized under the law of the Republic of Paraguay, under which Cresud will assume the capacity of advisor under an advisory agreement, for the agricultural, livestock and forestry exploitation of an important rural area in Paraguay (hereinafter the “Property”) and possibly of up to 100,000 hectares also located in Paraguay, derived from the option exercised by the Company, granted by Carlos Casado S.A.. As of the issuance date of these financial statements, the Company created does not have assets neither liabilities significant.

The advisory agreement shall be valid for 10 year terms as from the date the framework agreement is executed and will automatically renewed for two additional 10-year period as from maturity date of the original period, in turn being able to be renewed after the expiration of the additional period.

Cresud has additionally executed a pre-purchase agreement as committed to acquire for a 50% interest in 41,931 hectares in Paraguay, owned by Carlos Casado S.A. for a total and agreed-upon amount of US$ 5.2 million in turn, to be contributed in kind to the Company aiming at developing the agricultural and forestry business in the neighboring country. As of the issuance date of these financial statements, the Company had paid the entire balance of the price. (See Note 20.a.).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 9:	(Continued)

B.	Real Estate Business

1.	IRSA Inversiones y Representaciones Sociedad Anónima

a.	Acquisition of the Palermo Invest S.A. shareholding

In October 2006, IRSA acquired the remaining 33.33% of the shares of Palermo Invest S.A. to GSEM/AP Holdings, L.P., in the total amount of US$ 18 million, at the date of the contract paying US$ 9 million. The remaining balance will be paid in three equal and consecutive instalments of US$ 3 million, due in October 2007, 2008 and 2009, which will accrue 7% annual interest to be paid quarterly. As of the date of issuance of these unaudited consolidated financial statements the Company has paid the first and second instalment.

b.	Acquisition of plot of land in Vicente López and creation of CYRSA

In January 2007, IRSA acquired the total shares of the company named Rummaala S.A. (“Rummaala”), the main asset of which is a plot of land located in Vicente López, Province of Buenos Aires. The purchase price was US$ 21.2 million, payable as follows: (i) US$ 4.3 million in cash and (ii) by delivering certain units of the building to be constructed in the plot of land owned by Rummaala in the amount of US$ 17 million, within a 4-year term as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance with the construction of the future building and transfer of the future units, the shares acquired were pledged.

Simultaneously with the former transaction, Rummaala acquired a plot of land adjacent to its own property in the amount of US$ 15 million, payable as follows: (i) US$ 0.5 million in cash; (ii) by delivering certain units of buildings Cruceros I and II owned by the Company in the amount of US$ 1.24 million and (iii) by delivering certain units of the building to be constructed in the land acquired in the amount of US$ 13.25 million, within a 40-month term considered as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance with the construction of the future building and transfer of the future units, IRSA’s property located at Suipacha 652 was mortgaged.

In April, 2007, IRSA constituted CYRSA S.A., to have a legal entity that allows developing a specific project together with one or more investors having the required knowledge and expertise. In August 2007, CYRELA is incorporated with the ownership of 50% of CYRSA capital stock.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 9:	(Continued)

In the same act, the Company contributed 100% of the shareholding of Rummaala S.A. and the liability in kind related to the acquisition-of a plot of land to CYRSA in the amount of Ps. 21,495 and CYRELA contributed Ps. 21,495 (amount equivalent to the net value of the shares contributed by the Company).

From May, 2008, CYRSA (through Rummaalá) continued the marketing process of the building units to be constructed on the plot referred to above called “Complejo Horizons”. Certain clients have made advances by means of signing preliminary sales contracts for 99% of the units to be marketed, which are disclosed in “Pre-payments from clients”

The sale prices set forth in these preliminary sales contracts are made of a fixed and determined part and another part to be determined in line with the future construction expenses.

Depending from the purchase plan chosen by the client:

•	The balance of the price thus determined will be fully cancelled on installments paid up to the time of transfer / signature of deeds.

•

Partial cancellation will be on installments payable up to the time of transfer / signatures of deeds, the remaining balance to be financed during 90 months´ term with units having mortgaged guarantees.

Through the preliminary sales contracts, CYRSA is committed to transfer the functional units in February 2011 to the latest.

c.	Quality Invest S.A.

In August 2007, IRSA constituted Quality Invest S.A. with the purpose of associate or invest capitals and transactions with financial instruments, with the exception of any activities comprised in the Financial Entities legislation.

At the date of the issued of this financial statements, Quality Invest has not initiated operations.

d.	Offer for the acquisition of a company in Uruguay

In May 2008, IRSA signed an offer for acquiring a company in Uruguay, which to the date of transference of the shares should be owner of certain plots of land. The price for the sale of all the shares will be US$ 7 million. As of the date of issuance of these financial statements the transaction was not consummated.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 9:	(Continued)

e.	Acquisition of shareholdings in a foreign company

In July, 2008 IRSA acquired 30% of “Metropolitan 885 Third Ave. LLC” (or “Metropolitan”).

The main asset of Metropolitan 885 Third Ave. LLC is an office building located on Third Ave. between 53rd and 54th streets, District of Manhattan, City of New York.

In addition to the building, the Company acquired includes debt associated with the asset.

In order to carry out this acquisition the following operations were done:

-	In June 2008, 100% of the shareholding of Tyrus S.A. was acquired, this company being established in Uruguay.

-	In June 2008, IRSA International LLC was incorporated on ad hoc basis in Delaware, being 100% owned by Tyrus S.A.

-	In July 2008, IRSA International LLC acquired 30% of the shareholding of Metropolitan 885 Third Ave. LLC in the amount of US$ 22.6 million.

In addition, IRSA acquired a put right to sell a 50% interest exercisable within a period ranging from six months to three years following the transaction.

In addition, IRSA acquired the right of first offering for the acquisition of 60% over the 5% currently held by one of the shareholders.

f.	Purchase of Manibil S.A.’s shareholding

In May 2008, IRSA bought a 49% shareholding in Manibil S.A. from Land Group S.A.. Manibil S.A. had been created to transact business in real estate and construction and to carry out financial transactions. The Company made irrevocable contributions for Ps. 23,900, which were capitalized as of December 31, 2008. In addition, IRSA granted an option to subscribe shares to Land Group S.A. until January 31, 2009, which option was exercised with Land Group S.A. agreeing to make capital contributions for Ps. 6,200 on January 29, 2009 and for Ps. 18,200 before March 31, 2009.

As of the date of issuance of these financial statements, Land Group S.A. paid in the Ps. 6,200 it had agreed to contribute in the first stage.

By virtue of the contracts signed, IRSA agreed not to transfer its shares or any rights related thereto for a term of three years.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 9:	(Continued)

2.	Alto Palermo S.A.

a.	Increase from equity interest – Mendoza Plaza Shopping S.A.

On September 29, 2004, upon executing the agreement of the purchase contract of the Mendoza Plaza Shopping S.A. shareholding, APSA subscribed an agreement with Inversiones Falabella Argentina S.A. by which the latter had the irrevocable right for a put-option of its shares in Mendoza Plaza Shopping S.A. (PUT) to APSA, which may be exercised until the last working day of October 2008, in the amount of US$ 3 million under the terms specifically established in the contract.

On June 30, 2008, Inversiones Falabella Argentina S.A. formally notified the PUT exercise previously granted by which this company sells Alto Palermo S.A. (APSA) 2,062,883 nonendorsable, registered shares of common stock, Class A, with face value of Ps. 1 each and with 5 voting rights per shares and 2,062,883 nonendorsable, registered shares of common stock, Class B, with face value of Ps. 1 each and with 1 voting rights per shares , thus acquiring 5% (five percent) of the shares on behalf of Shopping Alto Palermo S.A. (SAPSA).

Total shares acquired represent 14.6% of the capital stock of Mendoza Plaza Shopping S.A. at the price of US$ 3 million established in the respective option agreement (equivalent to Ps. 9,090). Such price was full paid in by APSA on July 2, 2008, when the respective deed to close both companies was executed.

The shares acquired on behalf of Shopping Alto Palermo S.A. (SAPSA) were transferred to such company on July 2, 2008 by means of a Shares Assignment Agreement and the amount paid of US$ 1 million will be returned to APSA on October 2, 2008.

b.	Exercise of option

During August 2007, APSA exercised an option for the subscription of additional shares representing 75% of the capital stock and votes of a company which purpose is the development of a cultural and recreational complex in the Palermo district of the Autonomous City of Buenos Aires.

This option is subject to the fulfillment of certain essential conditions such as the approval of the project by the pertinent authorities and the authorization of this operation by the National Commission for the Defense of Competitiveness, among other, which as of the date of these unaudited financial statements have not yet been complied with.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 9:	(Continued)

The price of the option was fixed in US$ 0.6 million and it has been fully cancelled.

If the above-mentioned conditions are complied with, APSA will make a total investment of US$ 24.4 million.

This option has been accounted for in Non-Current Investments.

c.	Acquisition of commercial center goodwill

On December 28, 2007, Alto Palermo S.A. (APSA) signed a Partial Goodwill Transference Preliminary Purchase Contract with INCSA for acquiring one of the parts of the goodwill established by a Commercial Center where “Soleil Factory” currently develops activities. The transaction is being subject to certain conditions. The total price of the operation is US$ 21 million of which US$ 8.1 million were paid at the time the preliminary purchase contract was entered into. Such disbursement was recorded as a financial advance for fixed assets purchase.

Once the definitive signature of the goodwill transference has taken place, the remaining amount of US$ 12.6 million will accrue 5% annual interest plus VAT, such amount to be cancelled in 7 annual and consecutive installments. The first interest installment will be paid 365 days after the contract is signed and together with the payment of the last interest installment the total capital owed will be cancelled.

Furthermore, APSA signed an offering letter for acquiring, building and running a commercial centre in a real estate owned by INCSA located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subject to certain conditions, one of these being that APSA partially acquires from INCSA the goodwill established by the commercial center that develops activities in “Soleil Factory”. The price of this transaction is US$ 1.3 million, of which US$ 0.05 million were paid on January 2, 2008. This payment was recorded as advance for purchase of fixed assets

d.	Acquisition of Córdoba Shopping

On July 7, 2006 Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. (SAPSA) subscribed a sale contract of shares for the purchase of all the shareholding of Empalme S.A.I.C.F.A. y G., owner of the Córdoba Shopping Villa Cabrera. This operation was subject to certain conditions precedent, one of these being the approval of the National Commission for the Defense of Competitiveness. This condition was duly approved and notified on December 20, 2006.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 9:	(Continued)

The agreed price for such operation is a gross amount of US$ 12 million plus a variable amount arising from the adjustment after year end (originally established in the contract), which was determined in Ps. 3,961. Empalme was incorporated on December 31, 2006. During December, 2008, APSA and SAPSA paid an amount of US$ 2.1 million related to the fourth installment of capital and interest. To secure the unpaid purchase price, it has been pledged in favor of the sellers 100% of Empalme´s shares. With the cancellation of the fourth installment, the encumbrance was lifted.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, including 106 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, city of Córdoba. This investment represents for APSA and SAPSA a significant growth opportunity in the commercial centers segment. It will also be in line with the expansion strategy and presence in the most important cities inside the country.

e.	Capital increase and loans in Trashop S.A.

As a consequence of the international financial context, a high volatility in interest rates and increases in the so-called systemic default has been noted, both having caused a negative impact on the performance and financing of the consumption financing business. The highest default levels provoked an increase in the subordination of financial trusts that, added to the modification of their tax treatment, to the higher interest rate for risk increasing and to certain deceleration of private consumption, generated the need to review the general and specific economic prospects of Tarshop S.A. activities.

To face the increasing volatility of the international financing market and to provide Tarshop S.A. with a capital base in line with the current market conditions, in September 2008 APSA decided to participate in a capital increase of Tarshop S.A. for up to Ps. 60,000 by increasing the Tarshop S.A. shareholding from 80% to 93.4%.

Also, during this quarter, APSA has provided funds and they were later accepted as irrevocable contributions for Ps. 105,000 aiming at strengthening the balance sheet position, reinforcing the financial position, paying for operating expenses and repositioning Tarshop S.A. on the market.

Several measures were implemented since then to complement the financial support via the direct advising from APSA´s management to Tarshop S.A. aiming at improving the performance of the latter by lightening the point of sale structure that would lead to 17% decrease of the payroll, the reduction of 13 point of sales and centralized areas leased by 10% of the total. The streamlining of resources included areas such as consulting services.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 9:	(Continued)

In line with the commercial actions other measures have been implemented, such as:

•	Structure redesigning of distribution channels.

•	Changes in cash and financing plans to stores.

•	Renegotiation of terms and conditions with member stores.

It should also be mentioned that the recent modification of the tax treatment for financial trusts and other changes brought by the national government, forces to perform a constant monitory adjustment focusing the positioning strategy of Tarshop S.A. to face the ups and downs of the current situation.

NOTE 10:	PURCHASE, SALES AND BARTER OF PROPERTIES

A.	Agricultural Business

1.	Sales of plots of land belonging to “El Recreo”

On July 24, 2008, the Company completed the sale of the 1,829 hectares of the “El Recreo” farm, located in the Province of Catamarca. The transaction was closed at US$0.36 million, which were paid as follows: US$0.12 million at the time of the sales deed and the balance of US$0.24 million to be paid in two annual and consecutive installments plus interest equivalent to the Libor rate plus 3%.

Income for such transaction was recognized in the last year as provided by FACPCE Technical Resolution No. 17 caption 5.11.2.

2.	Acquisitions of land in the Republic of Bolivia

a) On July 28, 2008, the Company acquired “Las Londras” farm, a 4,566 hectare property located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$11.4 million, of which US$1.1 million was paid. The remainder will be paid off as follows: US$3.8 million on the day the agreement is notarized; US$ 4.0 million on the first anniversary of the agreement; and US$2.5 million on the second anniversary of the agreement. The financing does not accrue stated interest.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 10:	(Continued)

For the outstanding balance of such real estate property, a mortgage was established in favor of the sellers effective through the last payment date.

On January 22, 2009, the title deed for the purchase of 4,566 hectares in the establishment “Las Londras” located in the Province of Guarayos, Bolivia was notarized. The amount of US$ 3.8 million was paid on such date.

b) On July 28, 2008, the Company acquired “San Cayetano” and “San Rafael” farms, a 883 hectare and a 2,969 hectare properties located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$8.9 million out of which US$0.9 million was paid. The remainder will be paid off as follows: US$2.9 million on the day the agreement is notarized; US$3.1 million fixed on the first anniversary of the agreement; and US$1.9 million on the second anniversary of the agreement. The financing does not accrue stated interest. For the outstanding balance of such real estate property, a mortgage was established in favor of the sellers effective through the last payment date.

c) On July 28, 2008, the Company acquired “La Fon Fon” farm, a 3,748 hectare property located in the Province of Obispo Santiesteban, Bolivia for an aggregate purchase price of US$ 8.6 million out of which US$ 1.4 million was paid. The remainder will be paid off as follows: US$2.3 million on the day the agreement is notarized; US$3.0 million on the first anniversary of the agreement; and US$1.9 million on the second anniversary of the agreement. The financing does not accrue stated interest.

For the outstanding balance of such real estate property, a mortgage was established in favor of the sellers effective through the last payment date.

B.	Real Estate Business

1.	IRSA Inversiones y Representaciones Sociedad Anónima

a.	Sale of Benavidez plot of land

In March 2004, Inversora Bolívar S.A. (subsidiary) sold to Desarrolladora El Encuentro S.A. (DEESA) a plot of land in Benavidez through the exchange of (i) US$ 1.0 million in cash and (ii) 110 residential plots of the mentioned plot of land for an amount of US$ 3 million.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 10:	(Continued)

As guarantee of the operation, DEESA set up a first mortgage amounting to US$ 3 million in guarantee of compliance with the operation.

b.	Commercialization of Dique III

Plot 1c) Dique III:

In September 2004, the Company and Desarrollos y Proyectos Sociedad Anónima (“DYPSA”) signed a commitment of barter contract whereby the Company delivered DYPSA plot 1c) of Dique III in exchange for receiving, within a maximum term of 36 months, housing unit, parking lots and parking spaces, representing in the aggregate 28.50% of the square meters built in the building constructed by DYPSA. The transaction amounted to US$ 8 million. As a guaranty for the transaction, DYPSA set up a first degree mortgage for US$ 8 million plot in favor of IRSA.

During the previous fiscal year DYPSA transferred to IRSA the possession of all of the individual storage spaces and parking lots in a total amount of US$ 0.5 million, corresponding to the barter for the plot 1c).

IRSA signed preliminary sales agreements for certain units to be received which were valued at its net realizable value. The increase for this method of valuation amounted to Ps. 26,374; of which Ps. 5,362 were recorded as of December 31, 2008 and Ps. 21,012 in previous fiscal years.

After several agreements, DYPSA delivered housing units to IRSA. As of December 31, 2008 15 title deeds of is out of 28 units had been signed.

c.	Caballito plot of land - Barter contract

In May 2006 Koad S.A. (Koad) and IRSA entered into a barter agreement valued at US$ 7.5 million by which IRSA sold to Koad the plot of land number 36 of “Terrenos de Caballito” for Koad to build a building group called “Caballito Nuevo”. As consideration Koad paid an amount of US$ 0.05 million and the balance of US$ 7.4 million will be cancelled by delivering 118 apartments and 55 parking units within the maximum term of 1,188 days. The final number of units to be received will depend of the effective date in which Koad will deliver the units, as there are different bonuses according to the date of the delivery.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 10:	(Continued)

Furthermore, Koad encumbered with a mortgage the plot subject to this transaction in the amount of US$ 7.5 million and constituted insurance for US$ 2 million and is going to constitute another one for US$ 0.5 million at the time the units are transferred.

During 2008, the building was included in the Pre-apartments Regime and the complementary deed was signed. Such deed includes a detail of the units to be received by IRSA.

d.	Purchase option of República Building

In April 2008, IRSA acquired a building known as “República Building”, a property located in Tucumán 1, Autonomous City of Buenos Aires. The company paid US$ 70.3 million partially financed by a mortgage loan from Banco Macro for an amount of US$ 34 million accruing interest at fixed rate of 12% per annum and payable in five equal, annual and consecutive installments as from April 2009.

In May, 2008, IRSA consulted with the National Commission for the Defense of the Competition (CNDC) as regards the need to notify such operation as one of economic concentration. The CNDC resolved that, in effect, such operation had to be reported. IRSA objected such decision in the local courts. To date of these financial statements, the local courts have not decided on such appeal.

e.	Acquisition and sale of the Bouchard building

In March 2007, IRSA acquired the building known as “Bouchard Plaza” (including the current leases agreements), for an aggregate purchase price of US$ 84 million.

IRSA consulted with the National Commission on Defense of the Competition (NCDC) with regard to the need for reporting such transaction as economic concentration. The NCDC decided that effectively the operation referred should be notified and the pertinent court ratified such decision. In April, 2008 the notice of the operation was filed with the NCDC. To date, such matter is still to be resolved.

-	Sale of Bouchard Building

In January, 2008, IRSA sold to Compañía Técnica Internacional Sociedad Anónima Comercial e Industrial (Techint) the undivided 29.85% of the Bouchard Plaza Building (including the current leases agreements) for an amount of US$ 34.4 million. This transaction generated a profit of Ps. 19.0 million.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 10:	(Continued)

f.	Acquisition of 50% of Bankboston building

In August 2007, IRSA acquired the 50% of the building known as “Tower BankBoston” (including current leases agreements) located at Carlos María Della Paolera No. 265, Autonomous City of Buenos Aires in the amount of US$ 54 million.

This acquisition is considered as a business combination (See Note 3.e.).

g.	Acquisition of Museo Renault

In December 2007, IRSA acquired certain functional units of the “Palacio Alcorta” or “Museo Renault” (including current leases agreements) in the amount of US$ 3.2 million.

This acquisition is considered a business combination. (See Note 3.e.).

h.	Exchange of plot of land with Cyrsa

IRSA signed with Cyrsa a deed of exchange for US$ 12.6 million by which IRSA handed over to Cyrsa a plot of land in the Caballito neighborhood. On its part, Cyrsa committed itself to build a housing real estate development in such plot. In a first stage two buildings will be constructed and a third future building will be developed in the second stage, upon Cyrsa´s election.

As consideration Cyrsa will pay US$ 0.12 million and the balance will be cancelled by handing over 25% of the functional units of the buildings to be constructed in the plot of land.

If Cyrsa decides not to construct the third building to the most by June 2010, then IRSA will receive the functional unit having the right to over-raise the future third building.

To guarantee the compliance with its obligations Cyrsa has mortgaged the plot of land in the amount of US$ 12.6 million.

This transaction generated a net gain of Ps. 29,081 which is eliminated in accordance with the ownership of Cyrsa.

On July 31, 2008, the title deed to the land was executed.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 10:	(Continued)

2.	Alto Palermo S.A.

a.	Acquisition of the building known as Ex- Escuela Gobernador Vicente de Olmos (City of Córdoba)

In November 2006, APSA participated in a public bidding of the Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the city of Córdoba. The building covers 5,147 square meters of surface area. A part of the Patio Olmos commercial center is in operation in this building in four commercial plants and two underground parking lots. This commercial center also includes two neighbor buildings with cinemas and a commercial annex connected to the bidding sector and legally related through easement contracts.

The building is under a concession contract, effective for 40 years´ term due in February 2032, APSA acting as grantor. The contract grants to the licensee the commercial use of the building and establishes a series of payments in favor of the grantor such series increasing in Ps. 2.5 every 47 months. To the date of these financial statements, the concession is undergoing month 202, the effective monthly canon being Ps. 12.6 and the next increase estimated for month 235.

The offer of APSA for the purchase of the building was Ps. 32,522 payable as follows: 30% that is the amount of Ps. 9,772, at the time of awarding the bid and the remaining amount of Ps. 22,750 million at the date of the signature of the transfer deed document.

On November 20, 2006 APSA was notified that the bidding had been awarded. Consequently, 30% of the price offered according to the terms of the bidding has been duly paid.

On January 15, 2007 APSA was notified by the National Commission for the Defense of Competitiveness that two claims had been submitted to the entity, one by a private individual and the other one by the licensee of the commercial center in respect of this operation. On February 1, 2007 APSA responded the claims.

On June 26, 2007, APSA was notified of a resolution issued by such agency by which it was resolved to open the summary proceedings under case file No. 501:0491102/2006 of the Registry to the Ministry of Economy and Production styled “Grupo IRSA et al in re. infringement to Law No. 25,156 (C 1163)” under section 30 Law No. 25,156.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 10:	(Continued)

On September 25, 2007, the transfer deed was signed with the Government of the Province of Córdoba for the building in which Centro Comercial Patio Olmos is currently operating. The transference of the respective concession contract was also entered into. In such operation, the balance of the price agreed for Ps. 22,750 was cancelled. As of December 31, 2008 APSA has recorded this transaction as non-current investments.

On January 24, 2008 APSA received a note of the National Commission for the Defense of the Competition, record No. S01/0477593/2007 (DP No. 38) by which APSA is requested to report and deliver the pertinent documentation on the matter related to such operation.

On November 8, 2007, Law No. 9,430 declared that two (2) rehearsal halls of about 400 square meters and 531 square meters each were of public usefulness and subject to expropriation. These two areas are located in the property acquired by the tender, but are not part of the leased areas and, consequently, were acquired with such property, establishing also that the real property to be subdivided to proceed to the partial expropriation provided.

On August 21, 2008, APSA challenged the valuation for Ps. 533 carried out by Consejo General de Tasaciones de la Provincia de Córdoba (General Valuation Office for the Province of Córdoba) under the previously mentioned expropriation. To date, APSA is awaiting that the Province of Córdoba initiates the respective expropriation trial.

It should be noted that the covenants agreed upon by the Province and APSA upon the acquisition established that the use of the portion of the expropriated property was reserved for the Province of Córdoba through the year 2032 for the use of such rehearsal halls.

b.	Barter with Condominios del Alto S.A.

On October 11, 2007, APSA subscribed with Condominios del Alto S.A. an barter contract in connection with an own building, plot G, located in the City of Rosario, Province of Santa Fe, Argentina.

As partial consideration for such barter contract, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favour of APSA of the following future real estate: (i) Fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) Garages, which represent and will further represent jointly 15% of the own covered square meters of garage units in the same building.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 10:	(Continued)

The parties have determined that the value of each undertaking is of US$ 1.1 million, which is included in Inventories.

As a complementary consideration in favour of APSA, Condominios del Alto S.A. paid APSA US$ 0.015 million. Also and in guarantee for the obligations assumed: (i) Condominios del Alto S.A. charged a first degree mortgage and degree of privilege in favour of APSA on Plot 2 G in the amount of US$ 1.1 million; (ii) established a security insurance of which APSA will be assigner of the insured amount of US$ 1.6 million; and (iii) the shareholders of Condominios del Alto S.A. are the guarantors of the obligations of the latter up to the amount of US$ 0.8 million.

In addition, APSA granted Condominios an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for US$ 2.3 million, a value that that the parties have determined for each of their considerations.

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of APSA of the following future real state: (i) Fourty two (42) Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominions del Alto S.A. will construct in Plot H; and (ii) Fourty seven (47) garages, which represent and will further represent jointly 22% of the own covered square meters of garage units in the same building.

c.	Acquisition of Beruti plot of land

On June 24, 2008, APSA acquired from DOWLER COMPANY S.A. the Plot of land located at Beruti 3351/3359, between Bulnes street and Coronel Díaz avenue in Autonomous City of Buenos Aires, located in the vicinity of the shopping mall known as “Shopping Alto Palermo S.A.” , a location considered to be strategic for the Company.

The transaction was executed for a total price of US$ 18 million out of which, as of the closing date of these unaudited financial statements US$ 8.9 million had been paid and the remaining unpaid balance of US$ 8.9 million will be paid off in two equal annual and consecutive installments of US$ 4.45 million each, which do not accrue interest. To secure compliance with the settlement of the unpaid balance, the plot

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 10:	(Continued)

of land has been encumbered with a first mortgage in favor of Dowler Company S.A. Such plot of land is disclosed in the account “non-current investments”

d.	Purchase of the Anchorena street building

On August 7, 2008, Alto Palermo S.A. subscribed a preliminary purchase contract by which it acquired the functional units numbers one and two, covering a surface area of 2,267.5 square meters and 608.37 square meters, located in Dr. Tomás Manuel de Anchorena street, numbers 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total price agreed is US$ 2 million was totally cancelled as of January 15, 2009 in the date was signing the final transfer deed document.

On August 7, 2008, Alto Palermo S.A. subscribed a preliminary sales contract by which it acquired the functional unit number three covering a surface area of 988 square meters located in Dr. Tomás Manuel de Anchorena street numbers 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total price agreed is US$ 1.3 million was totally cancelled as of January 15, 2009 in the date was signing the final transfer deed document.

As of December 31, 2008 the total payments for functional units amounts of US$ 1.3 million and is disclosed in the account financial advances for purchase fixed assets.

e.	Barter with Cyrsa S.A.

APSA and COTO Centro Integral de Comercialización S.A. (COTO) on September 24, 1997 granted a title deed by which APSA, which then operated under the name of “Sociedad Anónima Mercado de Abasto Proveedor” (SAMAP), acquired the rights to receive the garage parking slots and the rights to increase the height of the building located between the Agüero, Lavalle, Guardia Vieja and Gallo street, in the Abasto neighborhood.

As of July 31, 2008, a condition barter commitment was executed by which APSA would transfer Cyrsa S.A. (Cyrsa) 112 garage parking slot and the rights to increase the height of the property to build a two tower building on the previously mentioned property, upon compliance with certain conditions.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 10:	(Continued)

In consideration, Cyrsa would give APSA an amount to be determined in the future of units in the building that would be built equivalent to 25% of square meters, which as a whole will be total not less than the amount of 4,053.05 proprietary square meters to be built. Likewise, if any, Cyrsa would deliver APSA a number of storing units equivalent to 25% of the storing units in the future building.

Additionally and in the case of the conditions which the transaction is subject to are considered to have been met, Cyrsa would pay APSA the amount of US$ 0.1 million and would carry out the works at the parking slots that APSA would receive from COTO. This amount shall be paid within 30 running days as from the executing the barter deed.

In order for the barter to be effective, is condition the fulfillment of certain provisions essential by COTO.

Possession of the property will be simultaneously granted upon executing the title deed, which will be carried out within 30 running days as from the date on which APSA notifies Cyrsa that conditions precedent have occurred.

The total amount of the transaction between Cyrsa and APSA total US$ 5.9 million.

NOTE 11:	GRANTED GUARANTEES OF FUTUROS Y OPCIONES.COM S.A.

In the ordinary course of business, FyO guarantees certain brokerage transactions. Under the agreement, FyO guarantees the performance of the producer in case it does not comply with the physical delivery. The Company has recourse against the nonperforming party.

As of December 31, 2008 and June 30, 2008, the value of transacted merchandise for which guarantees were granted amounted to Ps. 4,648 and Ps.14,052 respectively.

As of December 31, 2008 and June 30, 2008, there are no agreements that failed to be complied with for which the Company may have been claimed in its capacity of guarantor.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 12:	MEMORANDUM OF UNDERSTANDING TO RENEGOTIATE THE CONCESSION AGREEMENT

On July 2, 2008, Agropecuaria ANTA and the government of the Province of Salta executed a memorandum of understanding renegotiating the concession agreements for the northern and southern areas of the real estate property. The agreements establish that the concessionaire should pay as a concession fee the amount in US Dollars equivalent to a quintal of soybean per harvested hectare of any crop in the northern and southern areas per year. The concession fee is required to be paid on July 1 of each year starting in 2009. For the purposes of determining the concession fee, 2,000 hectares in the southern area rented out to Compañía Argentina de Granos are excluded. Additionaly, Agropecuaria ANTA committed to return the 30,000 hectares originally considered as not usable for agricultural purposes under the concession. On August 29, 2008, the Memorandum of Understanding was approved by Decree No. 3,766 of the Executive Power of the Province of Salta.

NOTE 13:	OPERACTIONS WITH HEDGING FINANCIAL INSTRUMENTS

A.	Real Estate Business

As	of December 31, 2008, the open operations are as follows:

Forward contracts	Banks	Amount (US$)	Maturity	Accumulated (loss) / gain (1)
Open operations
Purchase of dollars	Santander	2,000,000	01/30/2009	375
Purchase of dollars	Itau	2,000,000	01/30/2009	377
Purchase of dollars	Santander	2,000,000	01/30/2009	407
Purchase of dollars	Santander	2,000,000	01/30/2009	412
Purchase of dollars	Citibank	2,000,000	01/30/2009	405
Purchase of dollars	Citibank	2,000,000	01/30/2009	399
Purchase of dollars	Itau	5,000,000	01/30/2009	967
Purchase of dollars	Itau	2,000,000	01/30/2009	397
Purchase of dollars	Citibank	3,000,000	01/30/2009	595
Sell of dollars	Santander	(2,000,000)	01/30/2009	(67)
Purchase of dollars	Macro	3,000,000	03/31/2009	(240)
Purchase of dollars	Santander	2,000,000	03/31/2009	(20)

Total		25,000,000		4,007

(1) During the period, the income recognized for open operations amounted to Ps. 7,275 and for cancelled operations amounted to Ps. 1,695.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 14:	NEGOTIABLE OBLIGATIONS PROGRAM

A.	Real Estate Business

1.	IRSA Inversiones y Representaciones Sociedad Anónima

a.	Negotiable obligations convertible into common shares

In November 2002, IRSA issued Negotiable Obligations Convertible into shares (IRSA-NOC-2007) for a nominal value of US$ 100 million falling due in the year 2007, bearing interest at an annual rate of 8%, payable semi-annually in arrears. The holder was entitled to exchange each IRSA-NOC-2007 for 1.8347 shares (0.1835 GDS) and had an option to purchase the same number of shares at the exercise price set for the warrant. The convertible negotiable obligations and the option to purchase additional shares matured in November 2007.

Negotiable obligations amounting US$ 99.9 million were converted until its maturity. Therefore, the Company issued 183,380,366 common stock. In addition, the Company issued 183,296,821 common stock in exchange of US$ 119.9 million as a result of the conversion of warrants.

b.	Issuance of negotiable obligations – maturity 2017

In February 2007, IRSA issued non-convertible Negotiable Obligations (“IRSA ON—2017”) for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Negotiable Obligations in a nominal value of up to US$ 200 million authorized by the National Securities Commission. IRSA ON-2017 accrue an annual fixed interest rate of 8.5%, payable every six months on February 2 and August 2, starting August 2, 2007. The Principal will be fully paid on maturity. IRSA ON-2017 contain customary covenants (including restrictions to pay dividends in accordance with certain limits).

2.	Alto Palermo S.A.

a.	Issuance of convertible negotiable obligations

On July 19, 2002, APSA issued Series I of Negotiable Obligations up to US$ 50,000 convertible into common shares, par value of Ps. 0.10 each. This series was fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 14:	(Continued)

Main issue terms and conditions of the Convertible Negotiable Obligations are as follows:

•	Issue currency: US dollars.

•

Due date: On May 2, 2006, the Meeting of Shareholders decided to postpone the date of original maturity to July 19, 2014 this being the reason for the Convertible Negotiable Obligations (CNO) to be classified as non-current in these unaudited financial statements. Since the conditions of the CNO have not substantially modified, the postponement of the original maturity have not had an impact on these unaudited financial statements.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the APSA’s shares (Ps. 0.10) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

•

Right to collect dividends: the shares underlying the conversion of the negotiable obligations will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

As of December 31, 2008, the holders of Negotiable Obligations convertible into APSA common shares, have exercised their right to convert them for a total amount of US$ 2.8 million, with the consequent issuance of common stock of nominal value Ps. 0.1 per share. As of December 31, 2008 the total amount of APSA Convertible Negotiable Obligations amounted to US$ 47.2 million of which US$ 31.7 million correspond to IRSA which is eliminated in the consolidation process.

On December 19, 2008, an amount of US$ 2.4 million was paid related to the thirtieth interest installment.

b.	Issuance of negotiable obligations - 2017

On May 11, 2007, Alto Palermo S.A. issued two new series of negotiable obligations in the total amount of US$ 170 million. Series I corresponds to the issuance of US$ 120 million becoming due on May 11, 2017, which accrue interest at a fixed rate of 7.875% payable semi-annually on May 11

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 14:	(Continued)

and November 11 of each year as from November 11, 2007. On May 11, 2008 the second interest installment has been cancelled for US$ 4.7 million. Principal of this Serie will be fully settled at maturity. Series II corresponds to the issuance of Ps. 154,020 (equivalent to US$ 50 million). Principal will be settled in seven, equal and consecutive semi-annual installments as from June 11, 2009, which accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007. On December 11, 2008 the second interest installment has been cancelled for Ps. 8.471.

These issuances correspond to Classes 1 and 2 within the Global Program for Issuing Notes, having a face value of up to US$ 200 million (the “Program”) authorized by the National Securities Commission Resolution No. 15,614 dated April 19, 2007.

During this period, APSA repurchased US$ 3 million negotiable bonds serie II and US$ 5 million negotiable bonds serie I, which were valued at nominal value and are shown netted from current and non-current capital and interest payable. Such repurchase generated an income of Ps. 13,202 that is shown in financial results generated by liabilities, financing expenses. As of December 31, 2008, the total amounts of negotiable bonds repurchased are US$ 4.8 million of Serie II and US$ 5 of Serie I.

During the last quarter IRSA and Cresud acquired negotiable obligations from APSA Serie I amounted at nominal value of US$ 8 million and US$ 5 million, respectively.

Like subsequent events, IRSA acquired negotiable obligations Serie I at nominal value US$ 5 million.

NOTE 15:	RELEVANTS FACTS

A.	Real Estate Business

1.	IRSA Inversiones y Representaciones Sociedad Anónima

a.	Investment in Banco Hipotecario

Compensation of the National Government to financial entities as a result of the asymmetric “pesification”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 15:	(Continued)

entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law No. 25,561, Decree 214 and addenda, also provided for covering the negative difference in the net position of foreign currency denominated assets and liabilities resulting from its translation into pesos as established by the above-mentioned regulations, and entitled the Argentine Republic Central Bank to determine the pertinent rules.

Banco Hipotecario S.A. submitted the presentation as regards sections 28 and 29 of Decree 905 Compensation to Financial Entities, as follows:

•

National Government Compensation Bond - US$ 2012 (section 29, points b, c and d): compensating bond – difference between “pesified” assets and liabilities at Ps. 1.00 for the rate of exchange difference of Ps. 0.40, translated at Ps. 1.40 per US$ dollar: US$ 360 million.

•	National Government Compensation Bond coverage - US$ 2012 (section 29 point e). Coverage bond – difference between assets and liabilities in US dollars net of the compensating bond: US$ 832.8 million.

In September 2002 and October 2005, the Argentine Republic Central Bank credited US$ 344 million and US$ 16.7 million in BODEN 2012, respectively, for compensation.

On August 1, 2005, a note was submitted to the Argentine Republic Central Bank stating the acceptance of the number of BODEN verified by the Superintendence of Financial and Exchange Entities.

Finally, in September 2005, began the subscription of Coverage BODEN 2012. As of December 31, 2008 the subscription of Boden 2012 amounts to US$ 773.5 million.

b.	Exposure to the non-financial public sector

Banco Hipotecario S.A. keeps recorded in its financial statements assets with the Non-Financial Public Sector amounting to Ps. 2,578,000. On the other hand, liabilities to the Argentine Republic Central Banks recorded as of December 31, 2008 amount to Ps. 205,772 being the credit balance related to advances to subscribe BODEN 2012 in line with sections 28 and 29 of Decree 905/02.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 15:	(Continued)

The net exposure with the Public Sector, without considering liquid assets in accounts authorized by the Argentine Central Bank, amounts to Ps.

2,372,228 and Ps. 2,648,293 as of December 31, 2008 and 2007, respectively.

Banco Hipotecario S.A. intends to allocate assets portfolio of the public sector as guarantee for the application of the advancement to finance the coverage bonds subscription, as provided for in section 29 of Decree 905/02.

As from January 1, 2006, the dispositions of point 12 of Communication “A” 3911 (Communication “A” 4455) became effective, as regards that the assistance to the Public Sector (average measured) cannot exceed 40% of total Assets of the last day of the previous month. Through Communication “A” 4546 of July 9, 2006, it was established that as from July 1, 2007, such limit was modified to 35%. The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities. To such extent and considering that assets to the Public Sector exceeded the mentioned limit. On January 19, 2006, Banco Hipotecario S.A. reported to the Argentine Central Bank that it will gradually decrease the proportion of assets subject to the exposure to the Public Sector, in line with the amortization and cancellation made by the Government of the bonds received for asymmetric compensation in the currency of issuance. To date, no objections to this issue have been received.

As of December 31, 2008 and 2007 the assistance to the Public Sector arises 21% and 27%, from total Assets, respectively.

c.	Economic situation

During the last months, the world´s principal financial markets have suffered the impact of volatility conditions as well as lack both of liquidity and credit. Consequently, stock-market rates showed a significant fall together with an evident economic deceleration also at worldwide. Although the central countries took immediate action on the matter, the future evolution of the international markets is uncertain.

As regards the Argentine Republic, stock-markets showed a pronounced downward trend in the price of public and private bonds and a rise in interest rates, country risk and rates of exchange.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 15:	(Continued)

The Bank´s management is evaluating and monitoring the effects derived from the situations referred to above on the Company and subsidiaries in order to adopt the necessary measures to soften the effects of the global situation.

As shown in the balance sheet of Banco Hipotecario S.A. all the above matters produced negative effects on the bank investments, the principal impact being the one generated by public bonds received and to be received arising from the offsetting established in sections 28 and 29 of Decree 905/02, and by guaranteed bonds.

2.	Alto Palermo S.A.

a.	Financing and occupation agreement with NAI International II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G., Subsidiary by APSA, entered into an agreement with NAI INTERNACIONAL II, INC. by which the latter loaned up to US$ 8.2 million for the construction of a cinema complex and a part of the parking lot located in the Córdoba Shopping area, this item being shown in fixed assets. This loan initially accrued a LIBO interest rate plus 1.5%. Accrual of interests started in April 1999 according to a period of grace provided in the contract clauses.

Related to this loan contract, Empalme S.A.I.C.F.A. y G. signed an occupation agreement of the building and the cinema area in favor of NAI INTERNACIONAL II, INC. (hereinafter “The Agreement”). Occupation of the area was established for a 10-year period as from the date of commencement to be automatically postponed during four additional periods of five years each. It is understood that date of commencement means the date in which the occupant starts exhibiting movies to the public in the cinema building that is October 1997.

Under the terms of the Agreement, the amounts owed according to the loan to Empalme S.A.I.C.F.A. y G. are offset against the payments of possession arising from the occupation of NAI INTERNACIONAL II, INC. of the building and the cinema area. The Agreement provides that if following the last term mentioned in the previous paragraph there still is any unpaid amount of the loan plus interest, the Agreement will be postponed for a definite term established as the lesser of:

•	The time-term necessary to fully pay the loan unpaid amount, or

•	Ten (10) years.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 15:	(Continued)

Once the last time term has elapsed and if there still is an amount outstanding, the Company will be released of any payment obligation of the remaining portion of the loan plus interest.

On July 1, 2002 NAI INTERNACIONAL II, INC. assigned all the rights and obligations arising from the Agreement to NAI INTERNACIONAL II, INC. – SUCURSAL ARGENTINA. Also, other changes were made to the Agreement, the following being the most significant:

•

The debt outstanding was converted into Argentine pesos (Ps. 1 = US$ 1) in accordance with the disposition of Law No. 25,561 and National Executive Decree No. 214/02. Under sections 4 and 8 of the referred Decree and complementary addenda, the referential stabilization coefficient is to be applied to the above debt outstanding as from February 3, 2002.

•

All the obligations of Empalme S.A.I.C.F.A. y G. included in the Agreement by which NAI INTERNACIONAL II, INC. is guaranteed the use of the cinema center, as well as those obligations that imply restrictions on the use or the possession of Empalme S.A.I.C.F.A. y G. or third parties, are covered by antichresis in rem right.

•

The extension agreed on January 1, 2002 was established for suspending the occupation payments owed by the occupant to the owner as well as the payments to account of capital and interests of the owner to the creditor for a six-month period as from the above-mentioned date. These payments will be renewed as from July 2002.

The capital outstanding as of December 31, 2008 and interest accrued at such date arising from the original loan agreement and modifications are recorded in Customer Advances included in Leases and services advances for a total amount of Ps. 18,031.

b.	Neuquén Project

The main asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters of surface area approximately, in which a commercial center will be constructed. This project also includes the building of a Shopping Center, a hyper-market and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. signed an agreement with both the Municipality and the Province of Neuquén by which the time terms for construction of the commercial and housing enterprising was re-scheduled. Also, Shopping Neuquén S.A. was authorized to transfer to

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 15:	(Continued)

third parties the ownership of the plots of land in which the real estate will be divided with the exception of the land in which the Shopping Center will be constructed. Such agreement was subject to two conditions, both already complied with, consisting in the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and that the new architectonic project and the extension of the environmental impact research submitted were approved by such Municipality.

After having obtained the approval, the Company had 150 days´ term to submit the drafts of the architectonic project, such term maturing on February 17, 2008. However, such drafts presentation took place prior to the referred date. Once the mentioned drafts are registered, which to the date of these financial statements has not occurred, Shopping Neuquén S.A. has to start the works within 90 days´ term.

The first stage of the construction works (this stage including the minimum construction of 21,000 square meters of the shopping center and 10,000 square meters of the hypermarket) should be finished in a maximum time term of 22 months as from the date in which the construction process was initiated.

In case the conditions are not complied with, the Municipality of Neuquén is entitled to rescind the agreement and file the legal actions it deems pertinent.

The agreement referred to above put an end to the file called “Shopping Neuquén S.A. against Municipalidad de Neuquén on Administrative Action” under judicial procedure before the High Court of Neuquén.

c.	Improvements to be accrued made by third parties-other liabilities

The Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements on the property of Mendoza Plaza Shopping S.A., APSA´s subsidiary, which were capitalized as fixed assets, with balancing entry in this account, other liabilities, recognizing the related gain over 15 year, term of contract.

At the end of the period, the amount of Ps. 109 was pending of accrual.

In March 1996 Village Cinema S.A. opened ten theatres with the multiplex cinema system, with an approximate surface of 4,100 square meters. This improvement of a building of Mendoza Plaza Shopping S.A., was capitalized as a fixed asset, with a balancing entry in this account other

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 15:	(Continued)

liabilities, recognizing the depreciation charges and the profits over a 50-year period. At the end of the period, the amount of Ps. 10,102 was pending of accrual. The lease agreement is for a period of 10 years, renewable for 4 consecutive equal periods, at the option of Village Cinema S.A.

Also included are the leasehold improvements to be accrued made by third parties, arising from APSA.

d.	Tarshop S.A. credit card receivables securitization program

Tarshop S.A. has ongoing securitization programs through which Tarshop S.A., a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to master trusts that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trusts—Títulos de Deuda Fiduciaria (“TDF”) and Certificate of Participation (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders.

Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased, (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the credit transfer to the Trusts, which have been eliminated from the Tarshop’s S.A. balance sheet, that received cash (arising from the placement of the debt securities by the Trusts) and CPs issued by the trusts.

The latter are recorded at their equity values at the closing of the period, net of allowances, on the basis of the financial statements issued by the trusts.

Tarshop S.A. agreed on a Securitization Program of consumption portfolio for the purpose of securing long-term financing and the possibility of direct access to the capital market.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 15:	(Continued)

Under this Securitization Program, at December 31, 2008, Tarshop S.A. transferred to financial trusts the total amount of Ps. 2,134,517 of credits receivable originated in the use of its clients´ credits cards and personal loans carrying promissory notes. Consequently, TDF Series “A” were issued for Ps.1,789,632, TDF Serie “B” for Ps. 125,829, CP Serie “C” for Ps. 206,186, and CP Serie “D” for Ps. 12,870.

On the other hand, Tarshop S.A. acquired all the CP Serie “C” in an amount equal to its nominal value, and all the remaining TDF and CP were placed to investors through a public offer in Argentina, with exception of T.D.F. Series B corresponding to trust Serie XXXV, XXXIX, XL, XLI, XLII, XLVII, XLVIII and XLIX, and TDF Serie C corresponding to Serie XLVII, Tarshop S.A. maintains part of them. As credit protection to investors, a cash reserve has been constituted for losses in the amount of Ps. 16,736.

e.	New commercial development

In December 2006, APSA entered into a series of agreements for the construction, marketing and management of a new commercial enterprise that is being developed in Saavedra, City of Buenos Aires; by Panamerican Mall S.A. (PAMSA) a company incorporated at the end of 2006 in which APSA has a shareholding of 80%.

APSA made capital contributions in PAMSA for Ps. 158,280 and sold to this company the plot of land located in the streets named Posta, Pico and Arias (bought to Philips Argentina S.A.) in the amount of Ps. 59,912. APSA will pay future capital contributions in PAMSA with the purpose of finishing the pertinent construction works and to guarantee the functioning and use of the commercial center which have been partially integrated as of the date of issuance of these unaudited financial statements.

The other PAMSA shareholder is Centro Comercial Panamericano S.A. (CCP) owner of the remaining 20% of the shareholding. This company made capital contribution to PAMSA for Ps. 24,592 and transferred to PAMSA the ownership of a plot of land located in Melian, Vedia and Arias streets (limiting the plot of land sold by APSA) in the total amount of Ps. 61,480. Centro Comercial Panamericano S.A. will make capital contributions in PAMSA for completing the construction works and starting the commercial center which have been partially integrated as of the date of issuance of these financial statements.

During the six-month period ended December 31, 2008, both APSA and Centro Comercial Panamericano S.A. made irrevocable contributions to PAMSA for Ps. 96,657 and Ps. 24,164, respectively.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 15:	(Continued)

As subsequent event, APSA made irrevocable contributions to PAMSA for Ps. 18,800.

The project includes the construction of a commercial center, a hypermarket, a cinema complex and an office building and/or housing building. This is one the most significant enterprises initiated by APSA.

It is estimated that the opening of the commercial center will take place the last quarter of 2009.

f.	Damages in Alto Avellaneda

On March 5, 2006 there was a fire in the Alto Avellaneda Shopping produced by an electrical failure in one of the stores. Although there were neither injured persons nor casualties, there were serious property damages and the area as well as certain stores had to be closed for repairs. The total damaged area covered 36 stores and represented 15.7% of the total square meters built. Between the months of September and August 2006 this area was reopened and the operation returned to normal.

As of June 30, 2006 APSA has eliminated the proportional part of fixed assets damaged with an estimated book value of Ps 6,265.

APSA has insurance coverage against all risks and third party liability to cover this type of disaster. As of June 30, 2008, the liquidation process related with the insurance policies mentioned previously has finalized and the final indemnification amount obtained and collected for this item amounts to Ps. 10,478.

NOTE 6:	FINANCIAL AND CAPITAL MARKET SITUACION

During the last months, the world’s principal financial markets have suffered the impact of volatility conditions as well as lack of liquidity, credit and uncertainty. Consequently, stock-market rates showed a significant fall worldwide together with an evident economic deceleration also at world level. Although the central countries took immediate action on the matter, the future evolution of the international markets is uncertain, which produce direct effects on the quotation of financial assets, particularly shares, debt titles and investment funds.

As regards the Argentine Republic, stock-markets showed a pronounced downward trend in the price of public and private bonds and a rise in interest rates, country risk and rates of exchange.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 16:	(Continued)

In connection with the quotation value of shares issued of IRSA and its subsidiary´s, the IRSA´s management reported that the quotation price of its shares has also been affected, in the understanding that such fall does not coincide with the Company´s equity reality or with its true economic situation but that it is a consequence of the current process through which national and international markets are undergoing.

Banco Hipotecario sustained significant losses in the period. However, as of the date hereof, it is in full compliance with the capital requirements laid down in the regulations that govern its functioning. Although Banco Hipotecario’s listed shares have shown a decline in value in the period, Management estimates that such decrease is not an indication of Banco Hipotecario’s current operating performance.

The factors considered by the IRSA include the following: (i) the reasons for such decrease in the quoted value (and whether they concern loan policies, interest rates or the market), (ii) IRSA’s ability and willingness to maintain the investment for a period long enough to recover value, (iii) whether such decrease in value is significant to the Company, (iv) the historical behavior of the variables that caused such decline in value and (v) IRSA’s business fundamentals. Testing for non-temporary impairments in value entails qualitative and quantitative processes subject to several risks and uncertainties. As of the date of these financial statements, Management estimates that the drop in the quoted value of shares is temporary.

NOTE 17:	SALES OF REAL ESTATE

Having monitored the ordinary course of the IRSA’s businesses, and in order to tap the market for the best realization opportunities regarding its non-strategic assets for purposes of reinvestment, the Board resolved to survey the real estate market and it obtained an optimum response with respect to the disposal of some of such assets.

As a result, IRSA proceeded with the execution and delivery of deeds in several deals (both during the quarter and as subsequent events) in connection with the sale of office properties representative of 4,352 square meters of gross leasable area in IRSA’s portfolio for a total of US$ 12.3 million.

Thanks to this decision, not only will IRSA be able to increase its financial strength but also re-focus on taking advantage of potential business opportunities arising in this new market juncture.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 17:	(Continued)

This decision has not altered the IRSA’s goals in the field of acquisition of properties or real estate development both within and outside Argentina. Rather, it has left the Company in a better place to face opportunities which might be appealing in terms of growth or which might represent value propositions for its shareholders. Besides, the proceeds of these deals will be applied in the future in conformity with the commitments undertaken by IRSA, which include those concerning the IRSA’s notes (negotiable obligations) maturing in 2017.

NOTE 18:	ADDITIONAL COMPARATIVE INFORMATION

Aiming at improving comparability of financial statement between periods, we provide additional information about the effect that the additional acquisition of IRSA Inversiones y Representaciones Sociedad Anónima’s shares had on the Balance Sheet, Statements of Income and Cash Flows as of June 30, 2008 and as of December 31, 2007. In such sense, we have consolidated the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima with those of the Company. As of December 31, 2008 ad 2007 and as of June 30, 2008, directly and indirectly held 54.01%, 32.62% and 42.13%, respectively.

Consolidated Balance Sheet as of December 31, 2008 and 2007 and June 30, 2008

	December 31, 2008	June 30, 2008	December 31, 2007
ASSETS

CURRENT ASSETS	1,110,114	1,627,402	1,159,270

NON-CURRENT ASSETS	4,349,390	4,167,248	3,537,659

TOTAL ASSETS	5,459,504	5,794,650	4,696,929

LIABILITIES

CURRENT LIABILITIES	1,043,581	1,001,307	837,383

NON-CURRENT LIABILITIES	1,456,623	1,462,277	1,323,034

TOTAL LIABILITIES	2,500,204	2,463,584	2,160,417

Minority interest	1,283,078	1,568,728	1,685,529

SHAREHOLDERS’ EQUITY	1,676,222	1,762,338	850,983

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,459,504	5,794,650	4,696,929

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 18:	(Continued)

Consolidated Statement of Income

Corresponding to the six-month periods ended December 31, 2008 and 2007

	December 31, 2008	December 31, 2007
Production profit - Agricultural	(10,202)	9,255

Sales profit - Agricultural business	20,944	11,534

Sales profit - Real estate business	179,287	296,245

Gross profit - Agricultural business	10,742	20,790

Gross profit - Real estate business	179,287	296,245

Gross profit	190,029	317,035

Operating income	32,250	164,314

Total Financial Results	38,468	(62,129)

Net gain before income tax and minority interest	16,736	90,303

Net gain for the period	12,296	14,472

Consolidated Statement of Cash Flows

Corresponding to the six-month periods ended December 31, 2008 and 2007

	December 31, 2008	December 31, 2007
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	521,086	793,767
Cash and cash equivalents at the end of the period	241,148	449,099

Net decrease in cash and cash equivalents	(279,938)	(344,668)

Cash flows (applied to) provided by operating activities	(46,049)	103,725

Cash flows applied to investment activities	(41,268)	(496,247)

Cash flows (applied to) provided by financing activities	(192,621)	47,854

Net decrease in cash and cash equivalents	(279,938)	(344,668)

NOTE 19:	CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

The Company is currently developing a capitalization program for executive management staff through contributions made by employees and by the Company (the “Plan”).

The Plan is addressed to employees selected by the Company with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 19:	(Continued)

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary (the “Participant”) has accepted, he will be able to make two types of contributions: a monthly one (based on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the salary and up to 15% of the annual bonus. On the other hand, the Company contribution will be 200% of the monthly contributions and 300% of the employee´s extraordinary contributions.

Funds collected from participants´ contributions will initially be sent to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which will be approved by the C.N.V. Such funds will be freely redeemed under the requirement of the participants.

The funds arising from the Company contributions will flow to other independent financial means separated from the previous one.

The participants or their successors will have access to 100% of the Program (that is, including Company contributions made in favor of the financial means especially created) under the circumstances that follow:

•	ordinary retirement in line with the applicable working regulations

•	total or permanent disability or inability

•	death.

In case of resignation or discharge without legal justification, the participant will obtain the amounts contributed by the Company only if he has participated in the plan during a minimum term of 5 (five) years, provided certain conditions were complied with.

As of December 31, 2008 the Company had made contributions to the Plan that amount Ps. 2,879.

NOTE 20:	SUBSEQUENT EVENTS

a.	Contribution in kind by Agrology S.A. to Cresca S.A.

On January 23, 2009, Agrology S.A. directly and indirectly controlled by 99,99% by Cresud made a contribution in kind to the Paraguayan company, Cresca S.A.. Such contribution is made up of undivided 50% of five plots of land with whatever they have on, located in Mariscal José Félix Estigarribia, Dept. of Boquerón, Chaco Paraguayo, Republic of Paraguay, for 41,931 hectares, acquired from the Company Carlos Casado S.A..

The price of such acquisition previously made in commission was established at US$ 5.2 million, as mentioned in Note 9.A.6 to the consolidated financial statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

NOTE 20:	(Continued)

Consequently, together with Carlos Casado S.A.’s contribution, the total contribution to Cresca S.A. stands at US$ 10.4 million.

On February 3, 2009, the previously called general shareholders’ meetings were held at Cresca S.A. headquarters, whose agenda included among other matters, the capital increase and the issuance of shares of such company as well as the ratification of those agreements that are among the transactions that together with Carlos Casado S.A. had been planned and that at present Cresud will develop through our affiliate, Agrology S.A.

Likewise, on that date, the amount of US$ 5.1 million was paid for the balance of the price originated by the capital contribution made by Carlos Casado S.A. to Cresca S.A. on behalf of Agrology S.A. and which resulted from the in-kind contribution of five plots of land located in Paraguay, as reported before.

b.	Purchase of Manibil S.A.’s shares

Aiming at maintaining interest percentages, IRSA granted LAND GROUP S.A. (which exercised) an option to subscribe shares through January 31, 2009, for adding Ps. 6,200 on January 29, 2009 and Ps. 18,700 before March 31, 2009.

As of the date of these financial statements Ps. 6,200 has been collected.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y

Agropecuaria

Basic Financial Statements

Corresponding to the six-month periods

ended December 31, 2008 and 2007

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Balance Sheet as of December 31, 2008 and 2007 and June 30, 2008

(in thousands of pesos)

	December 31, 2008 (Notes 1 and 2)	June 30, 2008 (Notes 1 and 2)	December 31, 2007 (Notes 1 and 2)
ASSETS
Current Assets
Cash and banks (Note 8.a.)	7,457	46,686	1,735
Investments (Note 8.b.)	111,574	474,421	944
Trade accounts receivable, net (Note 8.c.)	29,489	30,904	18,046
Other receivables (Note 8.d.)	122,260	81,199	45,873
Inventories (Note 8.e.)	136,280	102,044	89,166
Other assets (Note 8.f.)	—	—	19,802

Total Current Assets	407,060	735,254	175,566

Non-Current Assets
Other receivables (Note 8.d.)	148,420	136,807	57,188
Inventories (Note 8.e.)	68,849	72,532	67,955
Investments on controlled and related companies (Note 8.b.)	1,038,330	865,777	657,101

Other investments (Note 8.b.)	57,403	10,767	21

Property and equipment, net (Schedule A)	266,105	236,577	226,714

Total Non-Current Assets	1,579,107	1,322,460	1,008,979

Total Assets	1,986,167	2,057,714	1,184,545

LIABILITIES
Current Liabilities
Debts:
Trade accounts payable (Note 8.g.)	48,201	44,765	37,442
Short-term debt (Note 8.h.)	143,955	193,106	217,810
Salaries and social security payable (Note 8.i.)	3,718	5,318	2,339
Taxes payable (Note 8.j.)	14,580	9,769	4,721
Advances from customers	—	—	11,970

Other liabilities (Note 8.k.)	14,340	1,359	2,699

Total Debts	224,794	254,317	276,981

Total Current Liabilities	224,794	254,317	276,981

Non-Current Liabilities
Taxes payable (Note 8.j.)	78,887	40,976	56,519
Other liabilities (Note 8.k.)	6,215	—	—

Previsions (Schedule E)	49	83	62

Total Non-Current Liabilities	85,151	41,059	56,581

Total liabilities	309,945	295,376	333,562

SHAREHOLDERS’ EQUITY	1,676,222	1,762,338	850,983

Total Liabilities and Shareholders’ Equity	1,986,167	2,057,714	1,184,545

The accompanying notes and schedules are an integral part of the financial statements.

Saul Zang

Vice-president I

Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Operations

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on December 31, 2008 and 2007

(in thousands of pesos)

	December 31, 2008	December 31, 2007
Production income:
Crops	14,163	11,994
Beef cattle	4,895	13,127
Milk	11,415	9,340

Total production income	30,473	34,461

Cost of production (Schedule F.2)
Crops	(22,395)	(10,159)
Beef cattle	(7,895)	(9,368)
Milk	(9,405)	(6,252)

Total cost of sale	(39,695)	(25,779)

Production profit	(9,222)	8,682

Sales
Crops	67,153	34,855
Beef cattle	6,349	14,740
Milk	10,763	8,959
Farms	—	5,917
Other	6,833	3,175

Total Sales	91,098	67,646

Cost of sales (Schedule F.1)
Crops	(53,909)	(32,156)
Beef cattle	(5,534)	(13,627)
Milk	(10,781)	(8,959)
Farms	—	(2,684)
Other	(2,621)	(48)

Total cost of sale	(72,845)	(57,474)

Sales profit	18,253	10,172

Gross profit	9,031	18,854

Selling expenses (Schedule H)	(9,985)	(4,597)
Administrative expenses (Schedule H)	(12,902)	(8,778)
Unrealized gain – on farm held for sale	—	17,424
Unrealized loss on inventories - Crops, raw materials and MAT	(2,740)	(4,407)
Unrealized (loss) gain on inventories - Beef cattle (Schedules F.1 and F.2)	(1,182)	2,432

Operating (loss) gain	(17,778)	20,928

Financial results:
Generated by assets:
Exchange gains	56,880	2,676
Interest income	13,687	2,451
Gain on hedging operations	17,590	104
Doubtful accounts (Schedule E)	(120)	(22)
Tax on bank accounts operations	(2,090)	(1,508)
Holding gain and transactions on security stock	1,785	555

	87,732	4,256

Generated by liabilities:
Interest on Convertible Notes	—	(88)
Interest on short-term debts	(11,378)	(9,207)
Others	(301)	(404)
Exchange loss	(20,558)	(334)

	(32,237)	(10,033)

Other income and expenses, net:
Gains from other fixed assets sales	123	—
Shareholders’ Personal asset tax	(4,241)	(2,552)
Others	17	166

	(4,101)	(2,386)

Gain from subsidiaries and related companies (Note 8 l.)	18,088	8,894
Management agreement fees (Note 5)	(1,496)	(1,583)

Net income before income tax	50,208	20,076

Income tax	(37,912)	(5,604)

Net income for the period	12,296	14,472

The accompanying notes and schedules are an integral part of the financial statements.

Saul Zang

Vice-president I

Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Changes in Shareholders’ Equity

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on December 31, 2008 and 2007 (Notes 1 and 2)

(in thousands of pesos)

	Shareholders’ contributions						Retained earnings
	Capital (Note 3)		Inflation adjustment					New		Transitory	Total as of	Total as of
Items	Common stock	Treasury stock	Common stock	Treasury stock	Paid-in capital (1)	Subtotal	Legal Reserve	projects reserve	Unappropiated earnings	conversion differences	December 31, 2008	December 31, 2007
Balances at the beginning of the exercise	501,532	—	166,218	—	879,188	1,546,938	15,645	158,744	22,948	18,063	1,762,338	824,954
Conversion of Notes in common stock (Note 13)	—	—	—	—	—	—	—	—	—	—	—	8,519
Exercise of Warrants (Note 13)	—	—	—	—	—	—	—	—	—	—	—	11,162
Exercise of Options (Note 16)	4	—	—	—	19	23	—	—	—	—	23	—
Repurchase of treasury stock (Note 18)	(21,943)	21,943	(7,272)	7,272	—	—	—	—	(49,156)	—	(49,156)	—
Shareholders meeting held on 31.10.2008:
Legal Reserve	—	—	—	—	—	—	1,147	—	(1,147)	—	—	—
Cash Dividends	—	—	—	—	—	—	—	—	(20,000)	—	(20,000)	(8,250)
Dividend’s treasury stock	—	—	—	—	—	—	—	—	475	—	475	—
Related companies Law No. 19,550 Section 33:
IRSA (Note 14)	—	—	—	—	—	—	—	—	—	—	—	(7,202)
Transitory conversion differences:
BrasilAgro	—	—	—	—	—	—	—	—	—	(35,337)	(35,337)	7,328
IRSA Inversiones y Representaciones Sociedad Anónima	—	—	—	—	—	—	—	—	—	4,702	4,702	—
Agrology S.A.	—	—	—	—	—	—	—	—	—	890	890	—
Inversiones Ganaderas S.A.	—	—	—	—	—	—	—	—	—	7	7	—
Agropecuaria Anta S.A. (ex Agropecuaria Cervera S.A.)	—	—	—	—	—	—	—	—	—	(16)	(16)	—
Net income for the period	—	—	—	—	—	—	—	—	12,296	—	12,296	14,472

Balances as of December 31, 2008	479,593	21,943	158,946	7,272	879,207	1,546,961	16,792	158,744	(34,584)	(11,691)	1,676,222	—

Balances as of December 31, 2007	320,775	—	166,218	—	166,203	653,196	15,645	158,744	14,472	8,926	—	850,983

(1)	See notes 2.p., 12.b. and 14.

The accompanying notes and schedules are an integral part of the financial statements.

Saul Zang
Vice-president I
Acting as President

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Statement of Cash Flow

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on December 31, 2008 and 2007

(in thousands of pesos)

	December 31, 2008	December 31, 2007
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	519,852	83,397
Cash and cash equivalents at the end of the period	92,308	1,765

Net decrease in cash and cash equivalents	(427,544)	(81,632)

Causes of changes in cash and cash equivalents
Operating activities
Income for the period	12,296	14,472
Accrued interest during the period	(3,746)	9,296
Income tax	37,912	5,604
Adjustments made to reach net cash flow from operating activities
Loss (gain) on equity investees	(18,088)	(8,894)
Increase in allowances , provisions and accruals	787	5,547
Depreciations	2,645	2,236
Unrealized gain on Inventories	3,923	1,975
Financial results	(9,804)	(475)
Gain from sale of fixed assets	(123)	(3,233)
Unrealized gain on farm held for sale	—	(17,424)
Changes in operating assets and liabilities
(Increase) decrease in current investments	(24,114)	216
Decrease in trade accounts receivable	1,416	17,666
Increase in other receivables	(36,134)	(12,750)
Increase in inventories	(35,247)	(43,042)
Increase in social security payable & taxes payable and advances from customers	3,211	8,991
Increase in trade accounts payable	1,422	5,707
Dividends collected	1,759	1,551
Increase in other debts	8,844	719

Cash flows applied to operating activities	(53,041)	(11,838)

Investment activities
Increase in interest in equity method investees	(34,574)	(10,898)
Increase in interest in IRSA	(148,883)	(127,077)
Increase in related companies loans	(4,428)	(12,342)
Acquisition and upgrading of fixed assets	(20,624)	(8,789)
Collections of receivables from sale of fixed assets	2,930	17,300
Sale of fixed assets	227	3,029
Acquisition of Convertible Notes IRSA and APSA	(41,827)	—

Cash flows applied to investment activities	(247,179)	(138,777)

Financing activities
Exercise of Warrants and Options	23	11,162
Cash Dividends paid	(19,524)	(8,250)
Proceeds from short-term and long-term debts	33,190	93,863
Payments of short-term debts	(92,401)	(24,099)
Decrease in other liabilities	—	(3,693)
Repurchase of treasury stock	(48,612)	—

Cash flows (applied to) provided by financing activities	(127,324)	68,983

Net decrease in cash and cash equivalents	(427,544)	(81,632)

	December 31, 2008	December 31, 2007
Items not involving changes in cash and cash equivalents
Inventory transferred to property and equipment	771	538
Acquisition of subsidiary company through a decrease of non-current investment	—	37,764
Increase in other receivables through a sale of property and equipment	—	311
Repayment of financial loans through issue of stock by exercise of conversion right	—	8,519
Increase in property and equipment through an increase in other debts	10,882	—
Decrease in non-current investments by transitory conversion differences	29,756	7,328
Repurchase of treasury stock unpaid	544	—

Complementary information
Interest paid	6,255	4,987
Income tax paid	2,358	1,197

Saul Zang
Vice-president I
Acting as President

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on December 31, 2008 and 2007

(in thousands of pesos)

NOTE 1:	ACCOUNTING STANDARDS

Below is a description of the most relevant accounting standards used by the Company in the preparation of these Financial Statements, which have been applied on a consistent basis from the previous period.

a.	Presentation standards

These financial statements are stated in Argentine Pesos (Ps.), and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), as approved, with resolutions issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (CPCECABA) and the Comisión Nacional de Valores (CNV).

b.	Unifying of accounting standards

On July 8, 2004, the FACPCE and the CPCECABA entered into an agreement with the purpose of unifying technical standards. The latter council issued Resolution CD 93/05 on August 10, 2005 adopting the accounting standards approved by the former including the changes up to April 1, 2005.

The standards referred to above became effective for annual or interim periods financial statements of years started on January 1, 2006. On the other hand, the C.N.V. has adopted the same standards including certain modifications, and has also established their applicability for the years started as from January 1, 2006 as well.

The changes introduced due to the unifying of accounting standards that have generated significant effects on the Company´s financial statements are:

•

In accordance with the new accounting standards, the Company has decided not to recognize the deferred liabilities generated by the adjustment for inflation on fixed assets and other non-monetary assets. Consequently, additional information on this issue is stated in Note 6.

•	The balance of the “Transitory Conversion Differences” account has to be shown in the statement of changes in stockholders´ equity as from the time the unifying accounting standards became effective.

c.	The effects of inflation

The financial statements have been prepared in constant currency units by recognizing the effects of inflation up to August 31, 1995. As from this date and

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 1:	(Continued)

up to December 31, 2001 the restatement of the financial statements has been discontinued due to that period of monetary stability. As from January 1, 2002 and up to March 2003 the effects of inflation were recognized as it was an inflationary period. As from such date, in accordance with Resolution 441 issued on April 8, 2003 by the CNV, the Company discontinued the restatement of its financial statements. This criterion does not agree with the terms of Resolution MD 041/2003 of the CPCECABA, by which the restatement of financial statements was discontinued as from October 1, 2003. As of December 31, 2008, this change has not generated any significant effect on the Company´s financial statements.

d.	Comparative Information

For comparison purposes, certain reclassifications have been made as of December 31, 2007 and June 30, 2008.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assessments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.

Estimates are used when accounting for the allowance for doubtful accounts, depreciation and amortization, income taxes, deferred liabilities, transitory conversion differences, provisions for contingencies, accrual for expenses and assets’ recoverable value and classification of the current and non-current assets. Actual results could differ from those estimates.

b.	Local currency assets and liabilities

The local currency assets and liabilities are stated at period-end nominal currency.

c.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency have been valued at the amount of such currency as of the date of the financial statements, converted at the buying and selling exchange rate, respectively, prevailing at period-end or year-end.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 2:	(Continued)

d.	Temporary investments

The units of ownership of common investment funds, the mortgage certificates and bonds were valued at quotation value at period-end or year-end net of sales expenses. Temporary investments do not exceed their recoverable value at the date of the financial statements.

e.	Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time, provided they are significant.

f.	Credits and Short-term and long-term debts

Credits and debts have been valued in accordance with the sum of money delivered and/or received, respectively, net of transaction costs, plus financial results accrued on the basis of the rate estimated at such time as of period-end or year-end.

g.	Derivates financial instruments

Futures relate to cereal commitments deliverable at a previously agreed price.

Premiums collected or paid correspond to options bought or written, respectively, and are included in Other liabilities and Other receivables.

The assets and liabilities originated in derivatives instruments have been valued at their market value at period-end or year-end.

Differences generated by the application of the above mentioned valuation criteria to assets and liabilities from derivative instruments corresponding to crops have been recognized under net income of the fiscal year under “Unrealized loss on inventories – Crops, raw materials and MAT”.

As of December 31, 2008, purchases and sales of dollars operations are included under the financial results.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 2:	(Continued)

h.	Other receivables and liabilities

Other receivables and liabilities have been valued on the basis of the agreed values plus interest accrued as of the date of these financial statements.

Other receivables and liabilities in foreign currency have been valued at their amount in such currency at period-end or year-end, converted to the buyer and seller exchange rate, respectively, prevailing at the period-end or year-end closing date.

i.	Balances with related parties

Receivables and payables with related parties have been valued in accordance with the conditions agreed between the parties involved.

j.	Inventories

1)	Biological Assets (Under development): Unharvested crops and Cattle: have been measured at replacement cost of goods and services needed to obtain similar assets, which does not exceed the net realization value (NRV) as of each period-end or year-end.

Include:

•	Unharvested crops

•	Calves

2)	Biological Assets (In production): Cattle: Have been measured at the direct replacement cost of a similar asset, acquired to third parties in the markets in which the Company regularly operates, and do not exceed the net realization value (NRV) as of each period-end or year-end.

Include:

•	Dairy cattle

•	Breeding cows

3)	Biological Assets (Finished): Cattle: have been measured at their net realization value represented by the respective quotations as of each period-end or year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include:

•	Steers and heifers

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 2:	(Continued)

•	Cattle round-up and mares

4)	Farming Products: Crops: have been measured at net realization value, representing the different quotations as of each period-end or year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include

•	Harvested crops

5)	Non-biological Assets - Raw material: Seeds and various goods: have been measured at reproduction or replacement cost as of each period-end or year-end, which does not exceed the net realization value (NRV).

Include:

•	Seeds

•	Agrochemicals

•	Semen - Cattle raising and dairy

•	Food and by-products

•	Packs and bundles

•	Poles

•	Bags and blankets

•	Silos raw materials

6)	The remaining inventories were valued at replacement cost.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values at the end of these financial statements.

k.	Long term investments in other companies

1.	Investments in subsidiaries and affiliates

The investments in subsidiaries and affiliates in which the Company has significant influence have been accounted for under the equity method, as required by Technical Resolution No. 21 of the FACPCE approved by CNV.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 2:	(Continued)

Interests in subsidiaries and affiliates as of December 31, 2008 are as follows:

Subsidiaries and affiliates	% Equity interest
Inversiones Ganaderas S.A.	99.99
Agrology S.A.	97.00
Agropecuaria ANTA S.A. (ex Agropecuaria Cervera S.A.)	90.00
Futuros y Opciones.Com S.A.	66.20
Cactus Argentina S.A. (Note 12.b)	24.00
Agro Uranga S.A.	35.72
IRSA Inversiones y Representaciones S. A. (“IRSA”) (Note 12.d)	50.23
BrasilAgro Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”) (Note 12.a)	14.79
Fyo Trading S.A.	3.63
Exportaciones Agroindustriales Argentinas S.A. (Note 12.c.)	0.31

The Company presents as complementary information the consolidated financial statements as of December 31, 2008 and 2007 with Inversiones Ganaderas S.A., Agropecuaria ANTA S.A. (ex Agropecuaria Cervera S.A.) and Futuros y Opciones.Com S.A. Likewise, as the companies Fyo Trading S.A. and Agrology S.A were organized on May 2 and 8, 2008, respectively, their financial statements are only consolidated as of December 31, 2008 and June 30, 2008. Additionally, during October 2008, the Company reached a 50.23% interest in IRSA Inversiones y Representaciones Sociedad Anónima, information consolidated with such company is disclosed as from October 1, 2008 until December 31, 2008.

2.	Acquisitions of equity interests in companies

The acquisitions of companies were booked according to the “acquisition method” as established by Technical Resolution No. 18. All assets and liabilities acquired from independent third parties were adjusted to reflect their current value.

In such sense, the Company identified assets and liabilities acquired, including intangible assets such as: lease agreements acquired under conditions upper or lower than market; costs of executing lease agreements in effect (the latter being the market cost that the Company

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 2:	(Continued)

avoids to incur for acquiring lease agreement in effect), the value of trademarks acquired, the value of deposits related to the investment in Banco Hipotecario and the intangible value of customer relationships.

This identification process and the respective determination of current values call for complex determinations and significant estimates.

The Company used information contained in valuations carried out by independent experts as primary basis to assign the price paid to plots of land, buildings, shopping malls, inventory and hotels of the acquired companies. The amounts assigned to the rest of assets and liabilities were based on independent valuations or in the Company’s own analysis with comparable assets and liabilities. The current value of acquired intangible values considers the value of the property as if it were empty.

As provided by Technical Resolution No. 21, if the value of tangible and intangible assets and liabilities exceeds the price paid, intangible assets acquired are not recognized as they would increase the negative goodwill generated by these acquisitions upon the purchase. If the price paid exceeds the value of identified tangible and intangible assets and liabilities, the surplus is considered to be positive goodwill.

3.	Goodwill

-	Negative goodwill

As provided by Technical Resolution No. 21, the negative goodwill related to the equity interest in the affiliate IRSA has been valued at cost restated as of February 28, 2003 as the case may be, which was calculated as the difference between the value paid for such investment and the current value of the equity interest acquired, the latter being determined as established in note 2.k.2.

IRSA’s shares were acquired by means of purchases on the market and converting of bonds into shares and exercising warrants issued by IRSA.

The (negative) goodwill related to acquiring an additional interest in IRSA, resulting from the purchase of shares on the market, has been valued at cost, which was calculated as the difference between the value paid by such investment and the book value of the interest acquired. As to this goodwill, the Company is currently analyzing the book value of assets and liabilities acquired identified as provided by Technical Resolution No. 21, caption 1.3.1.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 2:	(Continued)

The amortization of the negative goodwill is recognized over a period equal to the weighted average of the remaining useful life of IRSA’s identifiable assets that are subject to depreciation, which ranges from 20 to 29 years or in an accelerated manner, the party proportional to the negative goodwill so long as IRSA carries its identifiable assets. Amortizations have been classified in the account “Gain from subsidiaries and related companies” in the Statement of Income.

-	Goodwill

As provided by Technical Resolution No. 21, the positive goodwill related to the equity interest in the affiliates IRSA and BrasilAgro has been valued at cost, which was calculated as the difference between the value paid for such investments and the current value of the equity interests acquired, the latter being determined as established in note 2.k.2. IRSA and BrasilAgro shares were acquired by means purchases on the market.

The goodwill has not been amortized as it has an undefined useful life.

Upon Refining the useful life, the following factors have been considered: (i) nature and expected life of acquired businesses; (ii) stability and expected life of the respective industry branch; (iii) effects that the obsolescence of products, changes in demand and other economic factors may have on the acquired business; (iv) feasibility of maintaining the required disbursement value to obtain future economic benefits from the acquired business and (v) the control period over the acquired business and legal or contractual provisions that may affect its useful life.

Based on these factors, the Company has estimated that it is not possible to estimate the specific useful life for the positive goodwill related to equity interests in the affiliates IRSA and BrasilAgro generated by applying the “acquisition method” provided by Technical Resolution No. 18, and it has therefore determined that they shall have an undefined useful life.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 2:	(Continued)

As provided by Technical Resolution No. 18, if the Company determines that the goodwill has an undefined useful life, its amortization will not be computed and its recoverable value should be compared at each year-end to verify whether the its value has decreased, allocating losses for impairment in value to income for the year in which such losses were determined.

l.	Other investments

-	Investments in debt securities

Negotiable obligations of IRSA and APSA were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity. The value thus obtained does not exceed the respective estimated recoverable value at the end of the period/year.

-	Other investments

The remaining investments correspond to non-listed securities and were valued at their restated cost as of February 28, 2003 (Note 1.c.) or at their cost for acquisitions made after such date.

m.	Property and Equipment

-	Purchase value: valued at cost restated applying the coefficients mentioned in Note 1.c., based on the corresponding dates of origin.

-	Depreciation: calculated by the straight-line method based on the estimated useful lives of the assets as from the month of the fiscal year of addition.

-	Net carrying value: the net carrying value of fixed assets does not exceed their recoverable value at the end of the period or the fiscal year.

n.	Shareholders’ equity

Initial balances have been restated in accordance with the criteria set forth in Note 1.c. Movements for the period and/or year are recorded at their historical values.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 2:	(Continued)

o.	Treasury stock

The acquisition cost of treasury stock has been debited from the account “unappropriated earnings” as provided by sec. 220, subsec. 2, Law No. 19,550.

Likewise, the “common stock account” was debited for the face value of repurchased shares and the “inflation adjustment of common stock account”, for the proportional portion of the adjustment for inflation related to the shares acquired. In turn, the accounts “Treasury stock” and “Inflation adjustment of treasury stock” were respectively credited.

p.	Paid-in capital

-	Subsidiaries, related companies Law No. 19,550 Section 33 and related parties: Increases or decreases of the equity value of investments in IRSA and Cactus Argentina S.A. generated on the basis of changes in their shareholders´ equity, arising from transactions of shareholders different from the Company and its subsidiaries, were included in this caption as established in caption 9 second part of Technical Resolution No. 17 of the FACPCE and Resolution CD No. 243/01 of the CPCECABA.

-	Options issued: the value of options issued by the Company, which was determined as provided in Note 16, has been allocated to the account Paid-in Capital.

q.	Transitory Conversion Differences – Current translation adjustment

These transitory conversion differences result from the exchange differences shown in the conversion of the financial statements of BrasilAgro from Brazilian Reais to Argentine Pesos.

Likewise, as from the current period, the affiliates Agrology S.A., Inversiones Ganaderas S.A. and Agropecuaria Anta S.A. (ex Agropecuaria Cervera S.A.) added transitory conversion differences generated by the Bolivian and Uruguayan companies (see Note 9 to the consolidated financial statements) for converting their financial statements in their respective original currencies to Argentine pesos.

The previously mentioned companies have been classified as not integrated to the Company’s operations because they are engaged in agricultural exploitation, whose operation are entirely carried out abroad, and carried out with a considerable degree of autonomy from the Company.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 2:	(Continued)

Assets and liabilities of such companies located abroad were converted to Argentine pesos using the exchange rate effective as of the period-end. Statement of Income accounts have been converted using those exchange rates effective as of the date of each transaction. Exchange differences generated by the conversion have been appropriated to the shareholders’ equity in the “Transitory conversion difference” account.

Likewise, the transitory conversion difference from our interest in IRSA Inversiones y Representaciones Sociedad Anónima is included.

r.	Results for the period

Production income has been determined based on quantitative and qualitative changes of stocks subject to the biological transformation process measured from the beginning of the year through the closing date of these financial statements.

Cattle and grain production cost calculated to reflect production income is reflected in Schedule F.2.

Cost of sales is calculated by inventory difference and the income for the production of meat, grain and milk is disclosed in the Statement of Income.

The adjustment for valuation to the net realization value of grain has been calculated as the difference between the production value at net realization value (NRV) upon harvesting and the value of the same production valued at net realization value (NRV) as of the closing date of these financial statements.

Unrealized gain (loss) on inventories – Beef Cattle is disclosed in a line of the statement of income and Schedule F and is calculated as stated in Note 2.j.

The results generated by futures and options on the Futures Market are recognized under “Unrealized loss on inventories – Crops, raw materials and MAT” on the statement of income. The closed positions are recognized as a difference between the exercise price and their close price; and the opens positions at the end of the period, as the difference between their exercise price and the market value price for futures, and as a difference between the premium and the market value premium for options. The charges for consumption of assets were determined based on the values of such assets.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 2:	(Continued)

The rest of income for the period is disclosed at incurred cost.

Financial income segregated into that generated by assets and by liabilities is disclosed in the statement of income.

s.	Income tax

The Company has recognized the income tax on the basis of the deferred tax liability method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes.

The principal temporary differences originate in the valuation of beef cattle and the sale and replacement of fixed assets.

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%).

Assets and liabilities generated by the application of the deferred tax method have been valued at face value.

t.	Tax on minimum presumed income

The company determines the tax on minimum presumed income applying the prevailing rate of 1% on computable assets at fiscal year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year will be the higher of these two taxes.

However, if the tax on minimum presumed income exceeds the income tax in any fiscal year, such excess may be computed as payment on account of the income tax that may be payable in any of the following 10 (ten) fiscal years.

u.	Revenue recognition

The Company books its operating income as stated in Note 2.r. The Company books its sales when products are received by its customers.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 3:	COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial years was as follows:

	Authorized Pesos	Subscribed Pesos	Paid-in Pesos
Common and treasury stock as of June 30, 2005	162,784,579	162,784,579	162,784,579

Conversion of notes in common stock (Note 13) - Fiscal Year 2006	29,151,389	29,151,389	29,151,389

Exercise of Warrants (Note13) - Fiscal Year 2006	28,668,581	28,668,581	28,668,581

Conversion of notes in common stock (Note 13) - Fiscal Year 2007	44,352,015	44,352,015	44,352,015

Exercise of Warrants (Note 13) - Fiscal Year 2007	44,619,656	44,619,656	44,619,656

Conversion of notes in common stock (Note 13) - Fiscal Year 2008	5,343,374	5,343,374	5,343,374

Exercise of Warrants (Note 13) - Fiscal Year 2008	5,855,178	5,855,178	5,855,178

Capital Increase- Ordinary share (Note 16)	180,000,000	180,000,000	180,000,000

Exercise of Warrants (Note 16) - Fiscal Year 2008	757,093	757,093	757,093

Exercise of Warrants (Note 16) - Fiscal Year 2009	4,416	4,416	4,416

Common and treasury stock as of December 31, 2008 (1)	501,536,281	501,536,281	501,536,281

(1)	During this period 2,149,002 ADR’s and 453,282 shares of common stock were repurchased. See Note 18.

As of December 31, 2008, the capital authorized to be publicly offered is formed of 501,536,281 common, book-entry shares of Ps.1 par value each and entitled to one vote per share.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 4:	DERIVATIVE FINANCIAL INSTRUMENTS

As of December 31, 2008 the Company had arranged futures and options on the Futures Market and dollars as follows:

Cereal	Tons	Margins	Premium paid or (collected)	Premium at fair value	Gain (loss) for valuation at fair value
Futures
Purchase
US$	—	—	—	— (a)	17,574

Sell
Corn	26,500	633	—	—	2,230
Soybean	13,500	461	—	—	155
Wheat	3,600	86	—	—	389
Sunflower	500	17	—	—	328

Options
Purchase Call
Soybean	14,008	—	853	1,114	261

Sell Call
Corn	4,000	—	(98)	(1)	97
Soybean	41,616	—	(945)	(2,791)	(1,846)

Purchase Put
Corn	31,750	—	1,113	513	(600)
Soybean	90,440	—	9,662	6,759	(2,903)

Sell Put
Corn	26,670	—	(311)	(157)	153
Soybean	76,840	—	(8,379)	(5,075)	3,304

Total	329,424	1,197	1,895	362	19,142

(a)	Corresponds to: a future of purchase of 40.9 million Dollars composed of (i) US$ 4.1, US$ 2.1 and US$ 4.1 million with Santander Río Bank due for 03/31/2009 , (ii) US$ 5.3 million with Itaú Bank due for 03/31/2009; (iii) US$ 10.0 and US$ 5.0 million with Macro Bank due for 03/31/2009; and (iv) US$ 5.2 and US$ 5.1 million with Standard Bank due for 03/31/2009.The gains generated as of December 31, 2008 are shown within financial results in the Statement of Income.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 4:	(Continued)

As of December 31, 2007 the Company had arranged futures and options on the Futures Market and dollars as follows:

Cereal	Tons	Margins	Premium paid or (collected)	Premium at fair value	Gain (loss) for valuation at fair value
Futures
Purchase
Soybean	2,720	—	—	—	(77)
US$	—	—	—	— (a)	20

Sell
Corn	18,300	398	—	—	(1,015)
Soybean	22,700	706	—	—	(3,378)
Wheat	6,300	137	—	—	99
US$	—	—	—	— (b)	84

Options
Purchase Call
Corn	15,875	—	510	914	404
Soybean	8,160	—	549	547	(2)

Sell Call
Corn	15,875	—	(281)	(795)	(515)
Soybean	10,160	77	(550)	(628)	(78)

Purchase Put
Sunflower	500	—	6	—	(6)
Corn	15,875	—	553	58	(495)
Soybean	9,520	—	87	24	(63)

Sell Put
Corn	15,875	—	(158)	(32)	126
Soybean	11,520	62	(205)	(25)	180

Total	153,380	1,380	511	63	(4,716)

(a)	Corresponds to a future of purchase of 7.5 million Dollars composed of: (I) US$ 5.0 million with Santander Río Bank and US$ 2.5 million with MBA Bank due on 01/21/2007 and 01/07/2008 respectively. The gains generated as of December 31, 2007 are shown within financial results of the Statement of Income.
(b)	Corresponds to a future of sell of 7.5 million Dollars composed of: (I) US$ 5.0 million and US$ 2.5 million with Santander Río Bank due on 01/07/2008 and 01/21/2008 respectively. The gains generated as of December 31, 2007 are shown within financial results of the Statement of Income.

Crops: As of December 31, 2008 and 2007 the Company recognized results of Ps. 4,573 (gain) and Ps. 12,728 (loss), respectively, to reflect the closing of the transactions carried out during those periods. This results is disclosed a part of the statement in the line “Unrealized loss on inventories – Crops, raw materials and MAT” in the statement of income.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 5:	MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (formerly called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

Since certain directors of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria are also executive directors and shareholders of Dolphin Fund Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders´ Meeting held on October 25, 1994, in compliance with Section No. 271 of Law No. 19,550.

In November 2003, Dolphin Fund Management S.A. was divided into two companies: Consultores Asset Management S.A. and Dolphin Fund Management S.A. As from that moment the management contract is held by Consultores Asset Management S.A.

The financial statements as of December 31, 2008 and 2007 include a charge in the Statement of Income by this concept for Ps. 1,496 and Ps. 1,583, respectively.

NOTE 6:	INCOME TAX – DEFERRED TAX

The following tables show the evolution and composition of deferred tax Assets and Liabilities.

-	Deferred assets as of December 31, 2008:

	Cumulative tax loss carryforwards	Others	Total
Initial balance	13,479	8,058	21,537
Gain recognized	(584)	(9,160)	(9,744)
Closing balance	12,895	(1,102)	11,793

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 6:	(Continued)

-	Deferred liabilities as of December 31, 2008:

	Fixed Assets	Inventories	Investments	Accruals	Total
Initial balance	(43,747)	(19,928)	—	1,162	(62,513)
Gain (Loss) recognized	154	(790)	(25,478)	(2,053)	(28,167)
Closing balance	(43,593)	(20,718)	(25,478)	(891)	(90,680)

As of December 31, 2008, net liabilities at period-end as per the information included in the preceding tables amount to Ps. 78,887.

As mentioned in Note 1.b. the Company has decided not to recognize the deferred liabilities generated by the inflation adjustment on fixed assets and other non-monetary assets, which as of closing of the current period is Ps. 36,218. It is estimated that this liability will end up according to the detail that follows:

Term	Total
1 year	960
2 years	809
3 years	756
over 3 years	21,112
no term	12,581
Total	36,218

Below there is a conciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Net Income for accounting purposes:

Description	December 31, 2008	December 31, 2007
Net gain before income tax	50,208	20,076
Tax rate	35%	35%

Net gain at tax rates	17,573	7,027
Permanent differences at tax rate:
Restatement into constant currency	93	550
Donations	6	2
Results from controlled and related companies	18,309	(3,113)
Personal asset tax	1,484	893
Miscellaneous permanent differences	447	245

Income tax expense	37,912	5,604

During this period the income tax rate was 35%.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 6:	(Continued)

Cumulative tax loss carryforwards recorded by the Company pending utilization at period-end amount to approximately Ps. 12,895 and may be offset against taxable income of future years, as follows:

Origination year	Amount	Expiration Year
2008	9,033	2013
2009	3,862	2014

Minimum presumed income tax credits booked by the Company, which were pending use as of the period-end, amount to Ps. 21,905 and under current regulations, they may be compensated with taxable income for future years according to the following detail:

Origination year	Amount	Expiration Year
2006	1,943	2016
2007	5,265	2017
2008	10,535	2018
2009	4,162	2019

The following tables show the evolution and composition of deferred tax Assets and Liabilities.

-	Deferred assets as of June 30, 2008:

	Cumulative tax loss carryforwards	Cash in foreign currency	Total
Initial balance	2,684	373	3,057
Loss recognized	10,795	7,685	18,480
Closing balance	13,479	8,058	21,537

-	Deferred liabilities as of June 30, 2008:

	Fixed Assets	Inventories	Accruals	Total
Initial balance	(35,931)	(17,738)	(302)	(53,971)
(Loss) gain recognized	(7,816)	(2,190)	1,464	(8,542)
Closing balance	(43,747)	(19,928)	1,162	(62,513)

As of June 30, 2008, net liabilities at year-end as per the information included in the preceding tables amount to Ps. 40,976.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES:

a. Balances as of December 31, 2008 and 2007 and June 30, 2008 with Subsidiaries, related companies and related parties:

	December 31 2008	June 30, 2008	December 31 2007
IRSA Inversiones y Representaciones S.A.(1)
Current Investments
- Interest Non-Convertible Notes IRSA 2017 (US$) (Schedules C and G)	4,054	—	—
Non- current Investments
- Non-Convertible Notes IRSA 2017 (US$) (Schedules C and G)	50,821	—	—
Current Trade accounts receivable	472	—	—
Current Trade accounts payable	—	85	161
Current other debts	4,667	—	—

Inversiones Ganaderas S.A. (1)
Current Trade accounts receivable	236	132	164
Current other receivables	—	—	6,394
Non- Current other receivables	4,626	3,446	—

Futuros y opciones.Com S.A. (1)
Current Trade accounts receivable	11,620	6,759	4,141
Current Other receivables	24	24	24

Cactus Argentina S.A. (3)
Current Trade accounts receivable	525	19	—
Current Other receivables	2,820	3,392	3,215
Current Trade accounts payable	—	—	132

Agrology S.A. (1)
Current Trade accounts receivable	42	4	—
Non-Current Other receivables (5)	108,517	97,470	—

Agro-Uranga S.A. (3)
Current Other receivables.	1,413	56	1,214

Fundación IRSA (4)
Current Other debts	1,073	1,073	1,190

Cyrsa S.A.(4)
Current Trade accounts payable	40	40	38

Inversora Bolívar S.A. (4)
Current Trade accounts payable	514	185	89

Alto Palermo S.A.(4)
Current Investments
- Interest Non-Convertible Notes APSA 2017 (US$) (Schedules C and G)	180	—	—
Non- Current Investments
- Non-Convertible Notes APSA 2017 (US$) (Schedules C and G)	6,561	—	—
Current Trade accounts payable	437	3,371	1,367

Shopping Alto Palermo S.A. (4)
Current Trade accounts payable	—	3	—

Comercializadora de los Altos S.A. (4)
Current Trade accounts receivable	1	1	1

BrasilAgro-Compahia Brasileira de Propriedades Agrícolas (4)
Current other receivables	69	306	—

Agropecuaria Anta S.A. (1)
Current Trade accounts receivable	334	290	224
Current other receivables	33,273	26,696	—
Non-Current other receivables	—	—	22,605

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES (Continued):

a. Balances as of December 31, 2008 and 2007 and June 30, 2008 with Subsidiaries, related companies and related parties (Continued):

	December 31, 2008	June 30, 2008	December 31, 2007
Consultores Asset Management S.A. (4)
Current other receivables	6,053	1,281	—
Management Fees	—	—	1,409

Credits to employees (4)
Current credits to Senior management, directors and staff of the company	135	210	158

Estudio Zang, Bergel & Viñes (4)
Current Trade accounts payable	592	889	515

Directors (4)
Current other debts	118	286	100

(1)	Subsidiary
(2)	Shareholder
(3)	Related company
(4)	Related party
(5)	Related to a loan for consumption whose funds were used by Agrology S.A. to acquire IRSA’s shares.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES (Continued):

b. Gain and losses provided by Subsidiaries, related companies and related parties corresponding to the periods ended as of December 31, 2008 and 2007:

Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:	Year	Sales and Fees for shared services	Salaries and journals	Fees	Livestock expenses	Interest income	Administrative services	Others
Agro-Uranga S.A.	2009	—	—	—	—	—	—	215
	2008	—	—	—	—	—	—	—
Alto Palermo S.A.	2009	(272)	—	—	—	194	—	(5)
	2008	(632)	—	—	—	—	—	—
BrasilAgro – Companhia Brasileira de Propriedades Agrícolas	2009	—	—	—	—	—	408	—
	2008	—	—	—	—	—	—	—
Tarshop S.A.	2009	78	—	—	—	—	—	—
	2008	—	—	—	—	—	—	—
Comercializadora Los Altos S.A. (Ex-Alto City.Com)	2009	—	—	—	—	—	—	—
	2008	—	—	—	—	—	—	—
Consultores Assets Management S.A.	2009	—	—	—	—	—	—	—
	2008	—	—	(1,583)	—	—	—	—
Cactus Argentina S.A.	2009	—	—	—	(301)	444	75	274
	2008	—	—	—	(1,565)	257	86	5
Directors	2009	—	(271)	—	—	—	—	—
	2008	—	(916)	—	—	—	—	—
Estudio Zang, Bergel & Viñes	2009	—	—	(454)	—	—	—	—
	2008	—	—	(532)	—	—	—	—
Futuros y Opciones.Com S.A.	2009	—	—	—	—	—	—	(173)
	2008	—	—	—	—	—	—	123
Inversiones Ganaderas S.A.	2009	—	—	—	—	312	—	74
	2008	—	—	—	—	69	—	855
Agropecuaria Anta S.A.	2009	—	—	—	—	1,576	—	(17)
	2008	—	—		—	1,002	—	(279)
Inversora Bolívar S.A.	2009	—	—	—	—	—	(22)	(344)
	2008	—	—	—	—	—	—	(110)
IRSA Inversiones y Representaciones Sociedad Anónima	2009	222	—	—	—	1,428	—	—
	2008	(275)	—	—	—	(387)	—	—
Agrology S.A.	2009	—	—	—	—	8,891	—	—
	2008	—	—	—	—	—	—	—
Credits to employees	2009	—	—	—	—	—	—	—
	2008	—	—	—	—	6	—	—

Total 2009		28	(271)	(454)	(301)	12,845	461	24

Total 2008		(907)	(916)	(2,115)	(1,565)	947	86	593

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 8:	Details of balance sheet and statement of income accounts

a.	Cash and banks

	December 31, 2008	June 30, 2008	December 31, 2007
Cash	93	109	32
Foreign currency (Schedule G)	70	19	5
Local currency checking account	4,507	1,039	610
Foreign currency checking account (Schedule G)	2,209	44,308	928
Local currency saving account	8	55	47
Foreign currency saving account (Schedule G)	199	102	46
Checks to be deposited	371	1,054	67

	7,457	46,686	1,735

b.	Investments and Goodwill

	December 31, 2008	June 30, 2008	December 31, 2007
Temporary investments
Temporary investments (Schedule C and G)	111,574	474,421	944

	111,574	474,421	944

Investment
Investment on controlled and related companies (Notes 12 and 14 and Schedule C)	1,316,122	1,075,028	793,412

	1,316,122	1,075,028	793,412

Other investments
Other investments (Schedule C)	57,403	10,767	21

	57,403	10,767	21

Goodwill
Goodwill (Schedule C)	(277,792)	(209,251)	(136,311)

	(277,792)	(209,251)	(136,311)

c.	Trade accounts receivable, net

	December 31, 2008	June 30, 2008	December 31, 2007
Current
Accounts receivable in local currency	9,577	21,236	10,660
Less:
Allowance for doubtful accounts (Schedule E)	(501)	(381)	(394)
Accounts receivable in foreign currency (Schedule G)	7,183	2,844	3,250
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Futuros y Opciones.Com S.A.	11,620	6,759	4,141
Cactus Argentina S.A.	525	19	—
IRSA Inversiones y Representaciones Sociedad Anónima	472	—	—
Agropecuaria Anta S.A.( ex Agropecuaria Cervera S.A.)	334	290	224
Inversiones Ganaderas S.A.	236	132	164
Agrology S.A.	42	4	—
Comercializadora Los Altos S.A.	1	1	1

	29,489	30,904	18,046

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 8:	(Continued)

d.	Other receivables

	December 31, 2008	June 30, 2008	December 31, 2007
Current
Outstanding valued added tax, gross sales tax and others tax credit	25,287	13,985	—
Outstanding NDF (Note 4)	17,574	—	—
Income tax credit and advances (net of accrual for income tax)	13,860	14,416	8,933
Guarantee deposits and premiums (Note 4 and Schedule G)	11,884	1,174	1,634
Secured by mortgage (Schedule G)	6,567	6,189	7,291
Prepaid leases	179	11,366	28
Prepaid expenses	242	109	178
Tax advances	—	—	14,229
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Agropecuaria Anta S.A. (ex Agropecuaria Cervera S.A.)	33,273	26,696	—
Consultores Asset Management S.A.	6,053	1,281	—
Cactus Argentina S.A.	2,820	3,392	3,215
Agro-Uranga S.A.	1,413	56	1,214
Credits to employees	135	210	158
BrasilAgro - Companhia Brasileira de Propriedades Agrícolas	69	306	—
Futuros y Opciones.Com S.A.	24	24	24
Inversiones Ganaderas S.A.	—	—	6,394
Others (Schedule G)	2,880	1,995	2,575

	122,260	81,199	45,873

Non-current
Tax on minimum presumed income	21,905	19,535	9,670
Valued added tax and other tax credits	7,268	9,307	1
Secured by mortgage (Schedule G)	6,104	7,049	11,120
Income tax advances	—	—	13,515
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Agrology S.A.	108,517	97,470	—
Inversiones Ganaderas S.A.	4,626	3,446	—
Agropecuaria Anta S.A. (ex Agropecuaria Cervera S.A.)	—	—	22,605
Prepaid leases	—	—	277

	148,420	136,807	57,188

e.	Inventories

	December 31, 2008	June 30, 2008	December 31, 2007
Current
Unharvested crops	74,442	6,052	41,583
Beef cattle	16,864	11,357	12,947
Crops	14,417	62,989	18,363
Seeds and fodder	1,612	3,205	1,540
Materials and others	28,945	18,441	14,722
Advances to suppliers	—	—	11

	136,280	102,044	89,166

Non-Current
Beef cattle	68,849	72,532	67,955

	68,849	72,532	67,955

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 8:	(Continued)

f.	Other assets

	December 31, 2008	June 30, 2008	December 31, 2007
Current
Farm held for sale	—	—	19,802

	—	—	19,802

g.	Trade accounts payable

	December 31, 2008	June 30, 2008	December 31, 2007
Current
Suppliers in local currency	2,845	3,801	2,056
Suppliers in foreign currency (Schedule G and Note 11) (1)	24,875	12,229	9,998
Accrual for inputs and other expenses (Schedule G)	18,049	22,583	23,086
Accrual for cereal expenses	849	1,579	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Estudio Zang, Bergel & Viñes	592	889	515
Inversora Bolívar S.A.	514	185	89
Alto Palermo S.A.	437	3,371	1,367
Cyrsa S.A.	40	40	38
Shopping Alto Palermo S.A.	—	3	—
IRSA Inversiones y Representaciones Sociedad Anónima	—	85	161
Cactus Argentina S.A.	—	—	132

	48,201	44,765	37,442

h.	Short-term debts

	December 31, 2008	June 30, 2008	December 31, 2007
Local financial loans (Note 15 and Schedule G)	143,955	168,644	192,262
Foreign financial loans ( Notes 15, 17 and Schedule G)	—	24,462	25,548

	143,955	193,106	217,810

i.	Salaries and social security payable

	December 31, 2008	June 30, 2008	December 31, 2007
Accrual for vacation and statutory annual bonus	2,771	4,592	1,843
Social security taxes payable	724	691	475
Health care payable	223	35	21

	3,718	5,318	2,339

(1)	Includes as of December 31, 2008 US$ 1.7 for the acquisition of farm “San Pedro” (secured by mortgage). See Note 11.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 8:	(Continued)

j.	Taxes payable

	December 31, 2008	June 30, 2008	December 31, 2007
Current
Tax on minimum presumed income (Note 2.t.)	9,459	8,994	2,463
Tax on personal assets	4,241	—	1,986
Taxes withheld for income tax	679	486	154
Gross sale tax payable	193	242	117
Taxes withheld-value added tax	7	—	—
Property tax payable	—	46	—
Others	1	1	1

	14,580	9,769	4,721

Non-Current
Deferred income tax	78,887	40,976	56,519

	78,887	40,976	56,519

k.	Other liabilities

	December 31, 2008	June 30, 2008	December 31, 2007
Current
Premiums collected (Note 4 and Schedule G)	7,938	—	—
Debt for purchase of shares (Notes 12 d., 19 and Schedule G)	544	—	—
Management fees agreement accrual (Note 5)	—	—	1,409
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Fundación IRSA	1,073	1,073	1,190
Directors	118	286	100
IRSA Inversiones y Representaciones S.A. (Schedule G)	4,667	—	—

	14,340	1,359	2,699

Non- Current
Debts for the purchase of farm (Schedule G)	6,215	—	—

	6,215	—	—

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 8:	(Continued)

l.	Loss from controlled and related companies

	December 31, 2008 Gain/(loss)	December 31, 2007 Gain/(loss)
IRSA Inversiones y Representaciones Sociedad Anónima
- Result equity method	(45,340)	3,941
- Amortization negative goodwill	8,208	3,286
- Gains for repurchase of interest non-convertible notes IRSA and APSA	70,716	—
- Depreciation higher values	(1,282)	—
BrasilAgro – Companhia Brasileira de Propriedades Agrícolas
- Result equity method	(1,164)	52
Cactus Argentina S.A.
- Result equity method	(1,434)	110
Agro-Uranga S.A.
- Result equity method	(196)	1,616
Inversiones Ganaderas S.A.
- Result equity method	(918)	(76)
Agropecuaria Anta S.A.
- Result equity method	(976)	(133)
- Amortization concession right	(350)	—
- Depreciation three plantations (wood)	(64)	—
Futuros y Opciones.Com S.A.
- Result equity method	134	98
Agrology S.A.
- Result equity method	(9,050)	—
Exportaciones Agroindustriales Argentinas S.A.
- Result equity method	(196)	—

	18,088	8,894

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 9:

Assets based on their estimated collection term (in Pesos)

Based on their estimated collection term	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	December 31, 2008	June 30, 2008	December 31, 2007	December 31, 2008	June 30, 2008	December 31, 2007	December 31, 2008	June 30, 2008	December 31, 2007
3th quarter 2008/2007 financial period	—	—	—	—	—	18,046	—	—	21,443
4th quarter 2008/2007 financial period	—	—	—	—	—	—	—	—	7,706
1st quarter 2009/2008 financial period	—	—	—	—	30,904	—	—	14,291	4,154
2nd quarter 2009/2008 financial period	—	—	—	—	—	—	—	16,184	1,537
3th quarter 2009/2008 financial period	4,054	—	—	29,489	—	—	53,105	1,767	—
4th quarter 2009/2008 financial period	181	—	—	—	—	—	20,893	5,626	3,778
1st quarter 2010/2009 financial period	—	—	—	—	—	—	3,084	1,710	1,781
2nd quarter 2010/2009 financial period	—	—	—	—	—	—	1,214	—	—
4th quarter 2010/2009 financial period	—	—	—	—	—	—	4,148	3,628	3,778
1st quarter 2011/2010 financial period	—	—	—	—	—	—	1,956	1,710	1,781
3th quarter 2017/2016 financial period	50,821	—	—	—	—	—	—	—	—
4th quarter 2017/2016 financial period	6,561	—	—	—	—	—	—	—	—
With no stated current term	107,339	474,421	944	—	—	—	43,964	144,248	11,035
With no stated non-current term	21	10,767	21	—	—	—	142,316	28,842	46,068

Total	168,977	485,188	965	29,489	30,904	18,046	270,680	218,006	103,061

Assets classified according to their interest rate (in Pesos)

Based on their estimated collection term	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	December 31, 2008	June 30, 2008	December 31, 2007	December 31, 2008	June 30, 2008	December 31, 2007	December 31, 2008	June 30, 2008	December 31, 2007
At fixed interest rate	57,382	10,767	—	—	—	—	12,342	13,015	17,712
At variable interest rate	107,339	473,620	944	—	—	—	134,297	125,739	29,987
Non-interest bearing	4,256	801	21	29,489	30,904	18,046	124,041	79,252	55,362

Total	168,977	485,188	965	29,489	30,904	18,046	270,680	218,006	103,061

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 9	(Continued):

Liabilities based on their estimated payment term (in Pesos)

Based on their estimated payment term	Trade accounts payable			Short-term debts			Salaries and social security payable			Taxes payable			Advances from customers			Other liabilities			Previsions
	December 31, 2008	June 30, 2008	December 31, 2007	December 31, 2008	June 30, 2008	December 31, 2007	December 31, 2008	June 30, 2008	December 31, 2007	December 31, 2008	June 30, 2008	December 31, 2007	December 31, 2008	June 30, 2008	December 31, 2007	December 31, 2008	June 30, 2008	December 31, 2007	December 31, 2008	June 30, 2008	December 31, 2007
3rd quarter 2008/2007	—	—	37,442	—	—	10,418	—	—	1,627	—	—	2,735	—	—	—	—	—	2,699	—	—	—
4th quarter 2008/2007	—	—	—	—	—	23,414	—	—	—	—	—	1,987	—	—	11,970	—	—	—	—	—	—
1st quarter 2009/2008	—	44,765	—	—	20,918	3,884	—	4,874	712	—	775	—	—	—	—	—	1,359	—	—	—	—
2nd quarter 2009/2008	—	—	—	—	24,462	25,192	—	444	—	—	8,994	—	—	—	—	—	—	—	—	—	—
3rd quarter 2009/2008	48,201	—	—	29,079	—	—	1,955	—	—	2,204	—	—	—	—	—	14,340	—	—	—	—	—
4th quarter 2009/2008	—	—	—	26,387	—	—	177	—	—	5,565	—	—	—	—	—	—	—	—	—	—	—
1st quarter 2010/2009	—	—	—	—	—	—	1,586	—	—	1,324	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2010/2009	—		—	—	—	—	—	—	—	5,487	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	88,489	147,726	154,902	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
With no stated non-current term	—	—	—	—		—	—	—	—	78,887	40,976	56,518	—	—	—	6,215	—	—	49	83	62

Total	48,201	44,765	37,442	143,955	193,106	217,810	3,718	5,318	2,339	93,467	50,745	61,240	—	—	11,970	20,555	1,359	2,699	49	83	62

Liabilities classified according to their interest rate (in Pesos)

Interest in rate that they accrue	Trade accounts payable			Short-term debts			Salaries and social security payable			Taxes payable			Advances from customers			Other liabilities			Previsions
	December 31, 2008	June 30, 2008	December 31, 2007	December 31, 2008	June 30, 2008	December 31, 2007	December 31, 2008	June 30, 2008	December 31, 2007	December 31, 2008	June 30, 2008	December 31, 2007	December 31, 2008	June 30, 2008	December 31, 2007	December 31, 2008	June 30, 2008	December 31, 2007	December 31, 2008	June 30, 2008	December 31, 2007
At fixed interest rate	5,775	4,698	4,893	142,979	192,194	216,701	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Non-interest bearing	42,426	40,067	32,549	976	912	1,109	3,718	5,318	2,339	93,467	50,745	61,240	—	—	11,970	20,555	1,359	2,699	49	83	62

Total	48,201	44,765	37,442	143,955	193,106	217,810	3,718	5,318	2,339	93,467	50,745	61,240	—	—	11,970	20,555	1,359	2,699	49	83	62

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 10:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution No 368/2001 of the C.N.V., 5% of the net and realized profit for the year plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

NOTE 11:	PURCHASE AND SALE OF FARMS

a)	On May 30, 2008, IRSA Inversiones y Representaciones Sociedad Anónima signed, in commission, an agreement of sale with possession for the purchase of 115 hectares from a portion of an establishment located in the District of Lujan, Province of Buenos Aires. The transaction was agreed at US$ 3 million, paying the amount of US$ 1.2 million on such date.

On December 13, 2008, the Company was formalized as principal to the transaction, the balance of US$ 1.8 million will be paid by the latter by granting the title deed for such property.

b)	On September 5, 2008, the Company signed the deed for the purchase of 10,910 hectares of the “Estancia Carmen” farm, located in the Province of Santa Cruz, adjacent to the Company “8 de Julio” farm. The transaction was agreed for a price of US$0.7 million, which have been fully paid.

c)	On October 7, 2008, the Company executed a preliminary sales agreement without transfer of possession in connection with 1,658 hectares of the “Los Pozos” establishment located in the Province of Salta. The agreed sales price was US$ 0.5 million, US$ 0.3 million of which have been already paid. The balance is payable upon execution of the title deed, scheduled for April 1, 2009.

d)	On December 2, 2008, a new extension was executed to pay US$ 1.7 million for the purchase of “San Pedro” farm. It extends the term through September 30, 2009, plus interest calculated at 7% annual rate, since December 2, 2008 through September 30, 2009.

NOTE 12:	INVESTMENTS IN COMPANIES

1.	Cresud – International market

a)	BrasilAgro – Companhia de Propriedades Agrícolas (BrasilAgro)

The Company values the investment in BrasilAgro according to the equity method taking into account its significant impact that derives from: (i) its

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 12:	(Continued)

capacity to affect the operative and financial decisions considering that from the nine members of the Board of Directors, three of them -including the president- are appointed by the Company, other three are designated by the stockholders of BrasilAgro and the remaining three are independent directors appointed jointly by both parts, and (ii) the stockholders’ agreement existing among the founder shareholders, that is the Company, Tarpon Agro and Cape Town (shareholders founders). Under the terms of such agreement, the parties have agreed to vote jointly in Meeting of Shareholders in respect of matters related to proposals to change directors’ and administrators’ fees, increases of capital sock and appropriation of dividends, among other issues.

BrasilAgro was founded for the purpose of replicating Cresud’s Business in Brazil. The Company will be mainly involved in four business lines keeping its focus on agricultural real estate: (i) sugar cane, (ii) crops and cotton, (iii) forestry activities, and (iv) livestock.

The BrasilAgro founder partners are Cresud., Cape Town, Tarpon Investimentos, Tarpon Agro, Agro Managers and Agro Investment.

Cape Town is a company whose sole shareholder, Mr. Elie Horn, is the chairman of Cyrela Brazil Realty, one of the largest Brazilian real estate companies. Tarpon has large experience as manager of financial resources and specializes in variable income. Agro Managers and Agro Investment are investment means that people related to Cresud utilize.

On March 15, 2006, BrasilAgro subscribed a consulting agreement with Parana Consultora de Investimentos. Parana will provide consulting services in matters related, among other, to the purchase and sale of land, transactions in capital markets, hedging policies and mergers and acquisitions. As consideration for its services, Parana will receive from BrasilAgro a yearly remuneration equivalent to 1% of the capital subscribed of BrasilAgro. Parana’s shareholders are Tarpon with a 50% interest, Consultores Asset Management with a 37.5% interest and Alejandro Elsztain with a 12.5% interest.

On March 24, 2006, Cresud entered into a shareholders agreement with Mr. Elie Horn and with Tarpon, which established among other matters that both parties should have a joint vote at the Shareholders’ Meetings and that both parties have a preemptive right to acquire shares held by the other party.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 12:	(Continued)

The board of directors of BrasilAgro has nine members of which Cresud, in his capacity as founder of the company, has appointed three members, Tarpon and Cape Town other three and complementarily the Company has three independent directors. The BrasilAgro shares started to be listed in the Novo Market of the Brazilian Stock Exchange (BOVESPA) under the symbol AGRO3 on May 2, 2006 in compliance with Brazil highest standards in terms of corporate governance.

These shares were placed in conjunction with the Banco de Investimentos Credit Suisse (Brasil) S.A. in the Brazilian market by applying an investment mechanism ruled by the control authorities and with a sales effort abroad, all in compliance with the U.S. Securities Act of 1933 and other regulations established by the Securities and Exchange Commission.

The amount initially offered amounted to 432.0 million Reais, equivalent to 432,000 common registered shares of 1,000 Reais per share of BrasilAgro.

In accordance with the practice of the Brazilian market, BrasilAgro had an option to increase the size of the issue by 20% and Credit Suisse Investment Bank had another option for increasing the issue by 15% (Green shoe).

As the placement had demand in excess, both BrasilAgro and Credit Suisse exercised such option up to 583,200 shares equivalent to 583.2 million Reais, which were fully placed.

In addition to the funds originally contributed Cresud made contributions during the offer for a total amount of 42.4 million Reais (approximately US$ 20.6 million). In line with such contribution Cresud has a total of 42,705 shares equivalent to 7.3% of BrasilAgro capital.

On January 19 and 22, 2007 Cresud acquired 400 and 100 shares of BrasilAgro, respectively. Due to these new acquisitions the holding of Cresud amounts to 43,205 shares which is equivalent to 7.4% of the capital stock of BrasilAgro.

As compensation for having founded the Company Cresud received at no cost 104,902 purchase options to subscribe additional shares of BrasilAgro during 15 years at the same price as that offered at the initial public offering of shares, that is to say Rs. 1,000 as adjusted by the IPCA inflation rate.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 12:	(Continued)

In addition, Cresud received with no cost a second series of options totaling 104,902, which can only be exercised at the option of Cresud whenever a third party makes an offer to purchase the BrasilAgro shares. The exercise price of these options will be the same price as the purchase offer referred to in the previous paragraph. The second series of options matures in year 2021.

As of December 31, 2008, the Company has not registered any value for the holding of such options.

During last year, Cresud acquired 4,086,000 shares for Ps. 83,959. Such purchase generated a change in the interest in BrasilAgro of 7.40% at 14.39%, which was registered in accordance with the acquisition method as stated in note 2.k.2.

During the current year, Cresud acquired 234,850 shares of BrasilAgro for Ps. 1,916. Such purchase generated a variation in the interest in BrasilAgro, from 14.39% to 14.79%.

As of December 31, 2008, the equity method was applied on preliminary figures because as of the time of issuance of these financial statements, BrasilAgro had not yet concluded with the preparation and subsequent approval of its financial statements.

To date BrasilAgro has acquired its first eight properties, which represent 158,997 hectares.

b)	Agrology S.A.

Under a series of transactions that constituted for Cresud a new expansion in the agricultural and livestock business in South America as designed in their business plan, the Company, jointly with Inversiones Ganaderas S.A., have made an irrevocable contribution, proportional to their interests, towards future capital increases in Agrology S.A. for US$ 10.1 million, which was capitalized at such company as of December 31, 2008.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 12:	(Continued)

2.	Cresud – Local market

a)	Cactus Argentina S.A.

Inclusion of a new shareholder in Cactus Argentina S.A. (Cactus)

On January 10, 2007 Tyson Foods Inc. joined the capital stock of Cactus by subscribing the stock subscription agreement and the stockholders agreement.

Cactus issued 9,397,213 shares with a premium over par of Ps. 7,297 having Tyson subscribed 100% by paying Ps. 16,694.

Consequently, the stock participations were modified as follows: Cactus Feeders Inc. 24%; Cresud S.A.C.I.F. y A. 24% and Tyson Foods Inc. 52% (through Provemex Holdings LLC).

Accordingly, as of the date of these financial statements Cresud registered a premium over par for such operation of Ps. 1,658.

In association with Tyson Foods Inc. and Cactus Feeders Inc., Cactus has started an undertaking in Argentina that will be the country’s first fully integrated cattle project. Beef cuts for the Argentine consumer will be produced in said undertaking having access to the European and other international markets.

Cactus Argentina S.A. acquires the Exportaciones Agroindustriales Argentinas S.A. shareholding

On January 11, 2007 Cactus acquired 100% of the Exportaciones Agroindustriales Argentinas S.A. (EAASA) shareholding by subscribing a sales contract of shares in the amount of Ps. 16,840.

EAASA owns a meat packing plant in Santa Rosa, Province of La Pampa with capacity to slaughter and process approximately 9,500 cattle heads per month. The idea of Cactus is to expand in the future the slaughter capacity to 15,000 heads per month.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 12:	(Continued)

b)	Exportaciones Agroindustriales Argentinas S.A.

On May 15, 2007 Cresud acquired 0.57% of the EAASA shareholding by the acquisition of 120 shares of the latter to Cactus. As of December 31, 2008, the Company holding’s in EAASA had decreased to a 0.31%.

d)	IRSA Inversiones y Representaciones Sociedad Anónima

As of June 30, 2007, our interest amounted to 25.01% representative of 116,305,767 shares. Between September and November 2007, we acquired additional 82.5 million shares of common stock by (i) converting US$ 12 million convertible notes at 8% falling due in November 2007 into 22 million shares of common stock and (ii) exercising all our options to acquire 60.5 million shares of common stock for a total purchase price of US$ 39.6 million. We later acquired 91,857,125 shares, increasing our interest to 50.23% as of December 31, 2008.

NOTE 13:	ISSUANCE OF CONVERTIBLE NOTES

The Shareholders meeting held on March 8, 2002 approved:

a)	The issue of simple Non-convertible notes of the Company, for an amount of up to US$ 50 million (or its equivalent in other currencies) for a maximum term of 5 years, accruing interest at a fixed rate not to exceed 12%; and/or

b)	The issuance of Convertible Notes into company’s common stock, for a total amount of US$ 50 million (or its equivalent in other currency) with a maturity date in a term of 5 years or more according to the management’s decision and a fix rate not exceeding 12% or floating rate with a reference rate such as LIBOR plus a spread not exceeding 10%.

c)	The subscription option, for the holders of Convertible Notes, with a premium determined by the management, between 20 and 30% over the conversion price of the Convertible Notes, with a value that will remain constant in terms of US Dolar. The exercise of the above mentioned would occur quarterly, only for the holders of the Convertible Notes who have exercised their conversion rights.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 13:	(Continued)

Authorization for the public offer and quotation of Convertible Notes has been approved by Resolution No. 14,320 of the Comisión Nacional de Valores dated October 1, 2002 and by the Bolsa de Comercio de Buenos Aires, authorizing the issue up to US$ 50 million in securities composed by Convertible Notes into common stock with an 8% annual interest rate due in the year 2007, granting the right at the moment of conversion to achieve 50,000,000 common stock subscription options. Likewise, the conversion price and the Warrants price established are as follows:

a)	The conversion price is US$ 0.5078 per share (US$ 5.0775 ADS), while the Warrant price is US$ 0.6093 per share (US$ 6.0930 ADS)

b)	For each of Cresud’s Convertible Notes the holder has the right to convert it to 1.96928 stocks (0.1969 ADS) and has an option to purchase the same amount of stock at the price of the Warrant.

Convertible Notes were paid in cash and the proceeds will be destined to the subscription of IRSA’s Convertible Notes and for the generation of working capital.

During the period beginning June 30, 2003 and ended November 14, 2007, 49,910,874 Convertible Notes were converted into 98,288,372 shares of common stock, which originated an increase in the Company’s shareholders’ equity of Ps. 152,103. In the same year, 49,867,018 warrant options were exercised; consequently, 98,202,054 shares of common stock were issued for Ps. 182,912.

On November 14, 2007, Convertible Notes fell due, out of which 89,126 Convertible Notes were pending conversion, which were settled in cash. Likewise, there were 132,982 warrant options that were not exercised.

NOTE 14:	PURCHASE AND SALE OF IRSA’S CONVERTIBLE NOTES

During November and December 2002, 49,692,668 Convertible Notes issued by IRSA were purchased; these can be converted into common stock with an 8% annual interest rate and due in 2007, and grant the holder at the time of conversion to 49,692,688 options to subscribe common stock. The conversion price and the warrants price established are as follows:

1.	The conversion price is US$ 0.5571 per share (US$ 5.5713 GDS), while the warrant price is US$ 0.6686 per share (US$ 6.6856 GDS)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 14:	(Continued)

2.	For each of IRSA’s Convertible Notes the holder has the right to convert it to 1.7949 shares (0.1795 GDS) and has an option to purchase the same amount of stock at the price of the warrant.

Due to the distribution of 4,587,285 shares of the company’s portfolio, IRSA has re stated the conversion price of its Convertible Notes according to the subscription clauses.

The conversion price of the Convertible Notes went from US$ 0.5571 to US$ 0.54505 and the warrants price went from US$ 0.6686 to US$ 0.6541. Such adjustment was effective as from December 20, 2002.

During the period beginning July 2003 and ended November 14, 2007, the Company acquired 600,500 Convertible Notes for US$ 0.9 million.

During the same period, the Company sold 12,335,157 Convertible Notes of IRSA Inversiones y Representaciones Sociedad Anónima. The sale generated income for Ps. 83,623.

Likewise, in the same period, the Company exercised its conversion right and exercised warrants of 37,958,011 Convertible Notes of IRSA Inversiones y Representaciones Sociedad Anónima giving rise to issuing 139,295,450 shares of common stock with a face value of Ps. 1 each one. The acquisition of these shares have been registered in accordance with the acquisition method as stated in note 2.k.2.

During the same period, third party holders of Convertible Notes into shares of common stock of IRSA have exercised the conversion right of 61,984,332 Convertible Notes and have exercised 61,938,795 warrants originating the issuance of 227,381,884 shares of common stock with a face value of Ps. 1 each one.

As a consequence of such conversions and exercise of third parties warrants, the Company’s investment value has decreased in Ps. 64.4 million, such effect being recorded in Paid-In Capital (Related Companies Law No. 19,550 – Section 33) of Shareholders’ Equity (See Note 2.p.).

On November 14, 2007, Convertible Notes of IRSA matured.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 15:	FINANCIAL LOANS

In line with the outstanding investment opportunities that became definite during the last year, such as our participation in BrasilAgro, and the acquisition of land and the develop investments in Norwest zone during the current year. The company contracted debt amount to Ps. 143,945 as of December 31, 2008.

Upon analyzing the structure of such payable, we found a loan for Ps. 55,465 to finance our crop production and a loan Ps. 88,490 which is concentrated in the short-term.

The chart that follows discloses our Company debt as of December 31, 2008:

Bank	Currency	Total (Millions Ps.)	Term
Short-term	Pesos	88.5	Up to 30 days

Crop production financing	Pesos	55.5	Up to 180 days

NOTE 16:	CAPITAL INCREASE

During March 2008, the capital increase by 180 million shares with face value of Ps. 1 entitled to one vote per share was concluded. This capital increase was approved by the Shareholders’ Meeting of October 10, 2007. Thus, 180 million shares offered at the subscription price of US$ 1.60 or Ps. 5.0528 per share were fully subscribed, both locally and internationally.

After this capital increase, the Company’s outstanding shares amount to 500,774,772.

Additionally, for each subscribed share, each shareholder received at no additional cost 1 option entitling the holder to purchase 0.33333333 new shares at a price of US$ 1.68 per each share to be acquired. That is to say, 180 million options entitling holder to purchase a total of 60 million additional shares at the previously mentioned price were granted. Options fall due on May 22, 2015 and may be exercised between the 17th and the 22nd day of February, May, September and November. Options are listed on the Buenos Aires Stock Exchange under the symbol “CREW2” and on the Nasdaq under the symbol “CRESW”.

Funds obtained from increasing capital, net of issuance expenses, amount to Ps. 881.1 million, while the tax effect of issuance expenses amounted to Ps. 9.9 million.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 16:	(Continued)

Funds obtained were assigned to shares and options issued based on the current value estimated upon subscription.

During last year, 2,271,290 options were exercised, consequently, 757,093 shares of common stock were issued for Ps. 3,986.

In the current period, 13,250 options were exercised; consequently, 4,416 shares of common stock were issued for Ps. 23.

NOTE 17:	RESTRICTED ASSETS

The “San Pedro” farm was included in property and equipment as of December 31, 2008. Such farm has a mortgage on a fraction of its land to guarantee the payment for the purchase. To date, the amount of US$ 1.7 million is owed for such acquisition.

NOTE 18:	REPURCHASE OF TREASURY STOCK

On August 26, 2008, the Company’s board of directors decided to acquired treasury stock under section 68, Law No. 17,811 and CNV regulations for a maximum amount of Ps. 30,000 and 10,000,000 shares of common book-entry shares of face value of Ps. 1 per share and entitled to 1 vote. Acquisitions will be carried out for a term of 70 days running as from the date of publication of the information in the Boletín de la Bolsa de Comercio de Buenos Aires (Buenos Aires stock exchange bulletin) and a minimum of Ps. 3 and a maximum Ps. 3.5 per share will be paid.

This decision was taken to contribute to the decrease in the draw down and reduction of fluctuations in the listed price of the Company’s shares aiming at contributing to strengthening the shares on the market, minimizing possible temporary imbalances that there may be between the supply and demand on the market, considering the excessive cost of capital that the current listed prices show.

On October 10, 2008, the Company’s Board of Directors decided to change the minimum price of the plan to repurchase treasury stock made public on August 26, 2008. Taking into account the atypical market behavior, it was decided to a floor of Ps. 2.13 subject to an Ps./US$ exchange rate Ps. 3.2235 per share, which implies that changes in the exchange rate will in turn adjust the limit automatically.

Afterwards, on October 23, 2008 and due to a steep downtrend undergone by the market and worsened in turn by the general context of world markets, it was decided to set a Ps. 1 floor to a US$/Ps. exchange rate of Ps. 3.24 per share.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 18:	(Continued)

Finally, on October 24, 2008, the Board of Directors has decided in defense of economic interests of all shareholders and consequently, to preserve the company, to change the maximum amount of shares subject to acquisition to up to 30,000,000 book-entry shares of common stock, face value of Ps. 1 per share and entitled to 1 vote per share, in shares or American Depositary Shares representing 10 shares each as provided by applicable regulations. As provided by Argentine Business Associations Law, the Board of Directors should divest the shares acquired within one year, unless extended by the shareholders’ meeting.

As of the publication date of these financial statements, purchases of proprietary shares amounted to 2,149,002 ADRs and 453,282 shares of common stock paying an amount of US$ 14.5 million and Ps. 1,150, respectively.

Resulting from these acquisitions is pending of payment Ps. 554 at the closing date of these financial statements, which are disclosed in “Other debts” in the balance sheet. Such amount was paid after the period-end.

NOTE 19:	MEETING OF SHAREHOLDERS

The General and Extraordinary Shareholders’ held on October 31, 2008 approved the following:

-	Letters to the Shareholders and financial statements ended June 30, 2008;

-	Appropriating 5% on income for the year ended June 20, 3008 to the legal reserve;

-	Distributing cash dividends for Ps. 20,000 made available to shareholders as from November 10, 2008;

-	That income for the year be brought forward to the new year, empowering the Board to use the balance and the freely available reserves mentioned above, according to the company’s needs, under current applicable regulations and subject to approval by the shareholders’ meeting with the broadest powers to, among other uses, distribute dividends or decide on the acquisition of proprietary shares as provided by CNV (Comisión Nacional de Valores) Resolution No. 535, sec. 220, Argentine Business Associations Law, sec. 68, Law No. 17,811 and other relevant provisions in the CNV Standards effective at each time. Due to the financial crisis in the domestic and international markets clearly affecting the listed price of the Company shares, which do not respond to the Company’s situation, it is imperative to protect the interests of shareholders preserving the listed prices;

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

NOTE 19:	(Continued)

-	That the shareholders’ personal assets tax paid over by the Company as substitute taxpayer for Ps. 4,009 be fully absorbed by the Company as long as such decision is not amended by the shareholders’ meeting’s decision;

-	Renewing the delegation of powers to the Board to set the time and issuance currency, price, payment terms and conditions, interest rate and type, use of funds and other terms and conditions as approved by the shareholders meeting of October 31, 2006, for the issuance of corporate bonds within the global program under sec. 9, Law No. 23,576.

NOTE 20: ACQUISITION IRSA’S AND APSA’S NOTES

The Company acquired Notes corresponding to the series issued by IRSA in February 2007 for US$ 150 million, for a total nominal value of US$ 33.1 million, at an average quoted value equivalent to US$ 0.47. The total amount paid was US$ 15.6 million.

In addition, the Company acquired Notes issued by APSA for US$ 120 million, for a total nominal value of US$ 5 million, at a quoted value equivalent to US$ 0.42. The total amount paid was US$ 2.1 million.

Both transactions yielded income for Ps. 70,716, which is disclosed in the Statement of Income in the line Gain from subsidiaries and related companies.

NOTE 21:	SUBSEQUENT EVENTS

Repurchase of treasury stocks

After December 31, 2008, purchases of proprietary shares amounted to 208,005 ADRs and 48,221 shares of common stock paying an amount of US$ 1.7 million and Ps. 146, respectively

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Fixed Assets

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on December 31, 2008 and 2007

(in thousands of pesos - Notes 1 and 2)

Schedule A

Principal Account	Value at the the beginning of the year	Additions and/or Transfers	Deductions and/or Transfers	Value at the end of the period/ year	Depreciation					Net carrying Value as of December 31, 2008	Net carrying Value as of June 30, 2008	Net carrying Value as of December 31, 2007
					Rate %	Accumulated at the beginning of the year	Decrease of the period/ year	Current period / year	Accumulated at the end of the period/ year
Real estate	165,330	12,881	—	178,211	—	—	—	—	—	178,211	165,330	160,327
Wire fences	6,090	—	—	6,090	3	872	—	93	965	5,125	5,219	4,822
Watering troughs	5,529	4	—	5,533	5	1,270	—	133	1,403	4,130	4,260	3,054
Alfalfa fields and meadows	5,187	601	—	5,788	12-25-50	2,112	—	502	2,614	3,174	3,075	1,652
Buildings and constructions	34,294	—	—	34,294	2	3,755	—	353	4,108	30,186	30,538	27,297
Machinery	11,559	451	48	11,962	10	8,167	49	345	8,463	3,499	3,392	3,630
Vehicles	2,481	378	375	2,484	20	1,631	273	215	1,573	911	850	984
Tools	223	16	10	229	10	169	8	6	167	62	54	44
Furniture and equipment	1,220	29	5	1,244	10	938	5	30	963	281	283	296
Feeder and drinking troughs	—	21	—	21	20	—	—	—	—	21	—	—
Corral and leading lanes	938	116	—	1,054	3	169	—	14	183	871	769	732
Roads	2,416	—	—	2,416	10	893	—	99	992	1,424	1,523	1,253
Facilities	15,531	46	—	15,577	10-20-33	7,743	—	592	8,335	7,242	7,788	6,412
Computer equipment	2,191	60	—	2,251	20	1,523	—	226	1,749	502	667	697
Silo plants	1,277	—	—	1,277	5	539	—	37	576	701	739	776
Constructions in progress	10,381	17,440	602	27,219	—	—	—	—	—	27,219	10,381	13,722
Advances to suppliers	1,711	835	—	2,546	—	—	—	—	—	2,546	1,709	1,016

Total as of December 31, 2008	266,358	32,878	1,040	298,196		29,781	335	2,645	32,091	266,105	—	—

Total as of June 30, 2008	247,765	27,143	8,550	266,358		25,658	395	4,518	29,781	—	236,577	—

Total as of December 31, 2007	247,765	9,852	3,144	254,473		25,658	135	2,236	27,759	—	—	226,714

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Investments

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on December 31, 2008 and 2007

(in thousands of pesos - Notes 1 and 2)

Schedule C

Securities	Amount	% of participation on the capital	Value as of December 31, 2008	Value as of June 30. 2008	Value as of December 31, 30, 2007	Market Value	INFORMATION ON THE ISSUER
							Principal activity	Latest financial statements
								Capital	Income (loss) for the period	Shareholders’ Equity
Current Investments
Mutual Funds
Bony Hamilton Fund (US$)	6,448,557		22,009	146,304	29
Deutsche Managed Euro Fund (€)	7,799,504		36,930	—	—
Deutsche Managed Dollar Fund (US$)	7,592,005		25,912	245,684	—
Dolphin Fund PLC (5)	578,151		22,021	—	—	38.089
Credit Suisse Overnight (US$)			—	59,957	—
Credit Suisse Overnight (€)			—	21,221	—

			106,872	473,166	29

Bonds and Notes (5)
Non-Convertible Notes IRSA (US$)	1,174,133		4,054	539	—
Non- Convertible Notes APSA (US$)	52,500		180	—	—
Global 2010 bonds	110,000		34	92	118	0.311
Pro 1 bonds	157,647		1	1	1	0.004
Mortgage bonds	533,678		433	623	795	0.0008

			4,702	1,255	914

Total current investments			111,574	474,421	943

Non-current investments
Subsidiaries. related companies Law No. 19,550 Section 33 and related parties:

Agro-Uranga S.A.						Unlisted	Agricultural livestock	2,500	(549)	16,676
Shares	893,069	35.72	5,957	9,031	6,217
Higher value of property			11,179	11,179	11,179

			17,136	20,210	17,396

Inversiones Ganaderas S.A.						Unlisted	Rising and grazing cattle	11,669	(918)	8,595
Shares	11,668,569	99.99	7,395	8,306	9,712

			7,395	8,306	9,712

Cactus Argentina S.A.						Unlisted	Explotation and administration of agriculture products and rising cattle
Shares	6,589,335	24.00	6,169	7,604	8,188			27,455	(5,977)	25,705

			6,169	7,604	8,188

Futuros y Opciones.com S.A.						Unlisted	Gives information about markets through Internet , and commercial services.
Shares	636,140	66.20	2,539	2,477	1,944			961	198	3,835

			2,539	2,477	1,944

Agropecuaria Anta S.A.
Shares	1,201,273	90.00	2,538	3,595	4,056	Unlisted	Agricultural and forestall	1,335	(1,084)	2,820
Concession rights			20,862	21,210	21,911

			23,400	24,805	25,967

Agrology S.A.
Shares	32,778,059	97.00	24,830	261	—	Unlisted	Investing	33,792	(9,330)	25,598

			24,830	261	—

FyO Trading S.A.
Shares	726	3.63	1	1	—	Unlisted	Brokerage	20	—	20

			1	1	—

Cresud Sociedad

Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria Subsidiaries

Consolidated Investments (continued)

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on December 31, 2008 and 2007

(in thousands of pesos - Notes 1 and 2)

Schedule C (continued)

Securities	Amount	% of the participation on the capital	Value as of December 31, 2008	Value as of June 30, 2008	Value as of December 31, 2007	Market Value	INFORMATION ON THE ISSUER
							Principal activity	Latest financial statements
								Capital	Income (loss) for the period	Shareholders’ Equity
Exportaciones Agroindustriales Argentinas S.A.	120,000	0.31	46	242	242	Unlisted	Meat packing industry	39,064	(8,346)	14,842

			46	242	242

IRSA Inversiones y Representaciones S.A
Shares	290,654,655	50.23	995,795	737,991	645,831	1.48	Real Estate	578,676	(99,015)	1,834,524
Higher values (2)			104,443	105,725	—

			1,100,238	843,716	645,831

BrasilAgro – Companhia Brasileira de Propiedades Agrícolas
Shares	8,407,300	14.79	127,481	160,519	84,082	(1) 6.89	Agricultural and Real Estate	875,381	(8,087)	861,775
Higher values (3)			6,887	6,887	—

			134,368	167,406	84,082

	Subtotal		1,316,122	1,075,028	793,412

Other Investments
Coprolan			21	21	21	Unlisted
Non-Coinvertible Notes IRSA 2017 (US$)	33,152,000		50,821	10,746	—
Non-Convertible Notes APSA 2017 (US$)	5,000,000		6,561	—	—

	Subtotal		57,403	10,767	21

Goodwill
Companhia Brasileira de Propriedades Agrícolas BrasilAgro goodwill			3,841	3,841	—
Companhia Brasileira de Propriedades Agrícolas BrasilAgro negative goodwill			(1,548)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima negative goodwill (4)			(286,353)	(219,360)	(136,311)
IRSA Inversiones y Representaciones Sociedad Anónima goodwill			6,268	6,268	—

	Subtotal		(277,792)	(209,251)	(136,311)

Total non-current investments			1,095,733	876,544	657,122

(1)	In Brazilian Reais
(2)	Consist of Ps. 7,153 higher value of inventory, Ps. 63,575 higher value of investments, Ps.63,319 higher value of fixed assets, Ps. 24,700 higher value of intangible assets, Ps. (8,715) higher value of liabilities and Ps. (45,589) higher value of tax effect.
(3)	Consist of Ps. 10,595 higher value of fixed assets and Ps. (3,708) higher value of tax effect.
(4)	The change as regards the previous year responds to additions for Ps. 75,201 and depreciation for Ps. 8,208.
(5)	Does not qualify as cash equivalents in the Statement of Cash Flows.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Allowances and Provisions

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on December 31, 2008 and 2007

(in thousands of pesos - Notes 1 and 2)

Schedule E

Item	Balances at beginning of the year	Increases		Decreases	Value as of December 31, 2008	Value as of June 30, 2008	Value as of December 31, 2007
Deducted from assets
Allowance for doubtful accounts	381	(1)	120	—	501	381	394
Included in liabilities
For pending lawsuits	83	(2)	2	(36)	49	83	62

Total as of December 31, 2008	464		122	(36)	550	—	—

Total as of June 30, 2008	417		116	(69)	—	464	—

Total as of December 31, 2007	417		58	(19)	—	—	456

(1)	Included in financial results in the Statement of Income.
(2)	Included in other income and expenses in the Statement of Income.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Cost of sales

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on December 31, 2008 and 2007

(in thousands of pesos - Notes 1 and 2)

Schedule F.1

	Crops		Beef cattle		Milk		Others		Total
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
Inventories at the beginning of the year
Beef cattle	—	—	68,695	65,091	—	—	—	—	68,695	65,091
Crops	62,989	30,866	—	—	—	—	—	—	62,989	30,866
Seeds and fodder	591	360	—	—	—	—	—	—	591	360
Materials and others	—	—	536	—	18	—	658	693	1,212	693

	63,580	31,226	69,231	65,091	18	—	658	693	133,487	97,010

Unrealized (loss) gain on inventories- Beef cattle	—	—	(1,030)	2,538	—	—	—	—	(1,030)	2,538
Unrealized (loss) gain on inventories – Crops and raw materials	(11,970)	6,528	—	—	—	—	—	—	(11,970)	6,528
Production	14,083	11,484	4,895	13,127	10,858	8,959	—	—	29,836	33,570
Transfer of inventories to property and equipment	—	—	—	—	—	—	(550)	(393)	(550)	(393)
Transfer of inventories to expenses	(1,699)	(2,534)	(47)	(64)	(95)	—	(867)	(695)	(2,708)	(3,293)
Purchases	4,858	4,307	3,736	1,949	—	—	1,775	1,225	10,369	7,481
Operating expenses (Schedule H)	—	—	—	—	—	—	2,753	208	2,753	208

Inventories at the end of the period
Beef cattle	—	—	(70,637)	(68,439)	—	—	—	—	(70,637)	(68,439)
Crops	(14,417)	(18,363)	—	—	—	—	—	—	(14,417)	(18,363)
Seeds and fodder	(526)	(492)	—	—	—	—	—	—	(526)	(492)
Materials and others	—	—	(614)	(575)	—	—	(1,148)	(990)	(1,762)	(1,565)

Cost of Sales	53,909	32,156	5,534	13,627	10,781	8,959	2,621	48	72,845	54,790

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Cost of production

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on December 31, 2008 and 2007

(in thousands of pesos - Notes 1 and 2)

Schedule F.2

	Crops		Beef cattle		Milk		Total
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
Inventories at the beginning of the year
Beef cattle	—	—	—	—	15,194	11,113	15,194	11,113
Unharvested crops and other unharvested	6,052	2,342	—	—	—	—	6,052	2,342
Seeds and fodder	—	—	1,934	1,337	680	554	2,614	1,891
Materials and others	16,686	3,610	398	466	145	161	17,229	4,237

	22,738	5,952	2,332	1,803	16,019	11,828	41,089	19,583

Unrealized loss on inventories - Beef cattle	—	—	—	—	(152)	(106)	(152)	(106)
Unrealized gain on inventories – Crops and raw materials	4,657	1,793	—	—	—	—	4,657	1,793
Production	—	—	80	510	557	381	637	891
Transfer of inventories to Property and equipment	(222)	(145)	—	—	—	—	(222)	(145)
Transfer of inventories crops to expenses	(35,323)	(17,623)	(2,236)	(1,794)	(3,425)	(2,629)	(40,984)	(22,046)
Purchases	108,200	64,013	1,046	778	3,135	3,905	112,381	68,696
Operating expenses (Schedule H)	23,014	10,118	7,991	9,374	9,071	5,871	40,076	25,363

Inventories at the end of the period
Beef cattle	—	—	—	—	(15,076)	(12,462)	(15,076)	(12,462)
Unharvested crops and other unharvested	(74,442)	(41,583)	—	—	—	—	(74,442)	(41,583)
Seeds and fodder	—	—	(714)	(643)	(372)	(405)	(1,086)	(1,048)
Materials and others	(26,227)	(12,366)	(604)	(660)	(352)	(131)	(27,183)	(13,157)

Cost of Production	22,395	10,159	7,895	9,368	9,405	6,252	39,695	25,779

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on December 31, 2008 and 2007

(in thousands of pesos - Notes 1 and 2)

Schedule G

	December 31, 2008				June 30, 2008			December 31, 2007
Item	Type and amount of foreign		Current exchange rate	Amount in local currency	Type and amount of foreign currency		Amount in local currency	Type and amount of foreign currency		Amount in local currency
CURRENT ASSETS
CASH AND BANKS:
Cash and banks in Dollars	US$	712	3.413	2,429	US$	283	845	US$	314	974
Cash and banks in Brazilian Reais	Rs	2	1.460	3	Rs	3	4	Rs	3	5
Cash and banks in Euros		€10	4.735	46		€2	9		€—	—
Cash and banks in Yen	JPY	—	—	—	JPY	1,547,500	43,571	JPY	—	—
INVESTMENTS:
Mutual funds (US$)	US$	20,493	3.413	69,942	US$	151,405	451,945	US$	9	29
Mutual funds (€)		€7,799	4.735	36,930		€4,514	21,221		€—	—
Subsidiaries, related companies Law No. 19,550 Section
33 and related parties:
Non-Convertible Notes IRSA 2017 (US$) - Interest	US$	1,174	3.453	4,054	US$	178	539	US$	—	—
Non-Convertible Notes APSA 2017 (US$) - Interest	US$	53	3.453	180	US$	—	—	US$	—	—
TRADE ACCOUNTS RECEIVABLE:
Trade accounts receivable	US$	2,104	3.413	7,183	US$	953	2,844	US$	1,046	3,250
OTHER RECEIVABLES:
Receivables from sale of farms	US$	1,924	3.413	6,567	US$	2,073	6,189	US$	2,345	7,291
Guarantee deposits and premiums paid	US$	3,482	3.413	11,884	US$	393	1,174	US$	526	1,634
Others	US$	—	—	—	US$	—	—	US$	409	1,272
NON-CURRENT ASSETS
OTHER RECEIVABLES
Secured by mortgages	US$	1,788	3.413	6,104	US$	2,361	7,049	US$	3,577	11,120
INVESTMENTS
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Non-Convertible Notes IRSA 2017 (US$)	US$	14,718	3.453	50,821	US$	3,552	10,746	US$	—	—
Non- Convertible Notes APSA 2017 (US$)	US$	1,900	3.453	6,561	US$	—	—	US$	—	—

Total US$	US$	48,348	—	165,725	US$	161,198	481,331	US$	8,226	25,570

Total Rs	Rs	2	—	3	Rs	3	4	Rs	3	5

Total €		€7,809	—	36,976		€4,516	21,230		€—	—

Total JPY	JPY	—	—	—	JPY	1,547,500	43,571	JPY	—	—

Total Assets				202,704			546,136		—	25,575

US$:	US Dollars
Rs:	Brazilian Reais
€:	Euros
JPY:	Japanese Yens

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities (continued)

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on December 31, 2008 and 2007

(in thousands of pesos - Notes 1 and 2)

Schedule G (continued)

	December 31, 2008				June 30, 2008			December 31, 2007
Item	Type and amount of foreign Currency		Current Exchange rate	Amount in local currency	Type and amount of foreign currency		Amount in local currency	Type and amount of foreign currency		Amount in local currency
CURRENT LIABILITIES:
TRADE ACCOUNT PAYABLE:
Suppliers	US$	7,204	3.453	24,875	US$	4,043	12,229	US$	3,175	9,998
Accrual for inputs and other expenses	US$	867	3.453	2,993	US$	1,227	3,714	US$	191	601
SHORT-TERM DEBTS:
Local financial loans	US$	12,687	3.453	43,807	US$	6,915	20,918	US$	11,864	37,360
Foreign financial loans	US$	—	3.453	—	US$	8,087	24,462	US$	8,113	25,548
OTHER LIABILITIES :
Premium collected	US$	2,326	3.413	7,938	US$	—	—	US$	—	—
Debt for purchase of shares	US$	157	3.453	544	US$	—	—	US$	—	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones Sociedad Anónima	US$	1,352	3.453	4,667	US$	—	—	US$	—	—
Others	US$	1,800	3.453	6,215	US$	—	—	US$	—	—
ADVANCES FROM CUSTOMERS
Advances from customers	US$	—	—	—	US$	—	—	US$	3,850	11,970

TOTAL LIABILITIES	US$	26,393		91,039	US$	20,272	61,323	US$	27,193	85,477

US$:	US Dollars

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Information submitted in compliance with Section 64, subsection B of Law No. 19,550

Corresponding to the periods beginning as from July 1, 2008 and 2007 and ended on December 31, 2008 and 2007

(in thousands of pesos - Notes 1 and 2)	Schedule H

Items	Total as of December 31, 2008	Operating Expenses					Selling Expenses	Administrative Expenses	Total as of December 31, 2007
		Total	Crops	Beef cattle	Milk	Others
Directors’ fees	502	—	—	—	—	—	—	502	500
Fees and payments for services	3,390	732	280	307	145	—	—	2,658	2,962
Salaries and wages	8,860	3,849	908	1,747	1,194	—	—	5,011	5,821
Social security taxes	2,511	892	233	366	293	—	—	1,619	1,151
Taxes, rates and contributions	651	422	251	54	117	—	—	229	260
Gross sales taxes	1,491	—	—	—	—	—	1,491	—	720
Office and administrative expenses	1,778	—	—	—	—	—	—	1,778	732
Bank commissions and expenses	—	—	—	—	—	—	—	—	5
Depreciation of fixed assets	2,645	2,331	1,134	619	578	—	—	314	2,236
Vehicle and traveling expenses	645	387	126	210	51	—	—	258	467
Spare parts and repairs	1,414	1,386	296	758	332	—	—	28	1,059
Insurance	176	132	53	63	16	—	—	44	106
Benefits to Employees	732	342	128	144	70	—	—	390	338
Livestock expenses (1)	3,800	3,334	—	3,334	—	—	466	—	6,246
Dairy farm expenses (2)	6,170	6,134	—	—	6,134	—	36	—	4,244
Agricultural expenses (3)	29,714	21,722	18,969	—	—	2,753	7,992	—	11,543
Silo expenses	5	5	5	—	—	—	—	—	5
General expenses	1,193	1,158	630	389	139	—	—	35	534
Lease of machinery and equipment	35	—	—	—	—	—	—	35	1
Safety and hygiene expenses	3	3	1	—	2	—	—	—	4
Advertising expenses	1	—	—	—	—	—	—	1	12

Total as of December 31, 2008	65,716	42,829	23,014	7,991	9,071	2,753	9,985	12,902	—

Total as of December 31, 2007	—	25,571	10,118	9,374	5,871	208	4,597	8,778	38,946

(1)	Includes cattle food and additives, lodging, animal health and others.
(2)	Includes cattle food and additives, animal health and others.
(3)	Includes seeds, agrochemical, irrigation, services hired, leases and others.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(in thousands of pesos)

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATONS IN THE COMPANY’S ACTIVITIES

They are detailed in the Business Highlight, which is attached to the present financial statements.

3.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a.	Other Receivables without a due date as of December 31, 2008

	Other Receivables	Law No. 19,550 Section 33
		FYO	CACTUS	IGSA	AGROLOGY	BRASILAGRO	CAMSA	AGRO URANGA	ANTA
		Other Receivables
Current	312	24	2,820	—	—	69	6,053	1,413	33,273
Non-current	29,173	—	—	4,626	108,517	—	—	—	—

b.	Trade Accounts Receivable and other receivables to fall due as of December 31, 2008

	Trade Accounts Receivable	Law No. 19,550 Section 33
		FYO	IGSA	CACTUS	COMERCIALIZADORA LOS ALTOS S.A.	AGROLOGY	ANTA	IRSA	Other Receivables
		Trade accounts receivable
03.31.09	16,259	11,620	236	525	1	42	334	472	53,105
06.30.09	—	—	—	—	—	—	—	—	20,893
09.30.09	—	—	—	—	—	—	—	—	3,084
12.31.09	—	—	—	—	—	—	—	—	1,214
06.30.10	—	—	—	—	—	—	—	—	4,148
09.30.10	—	—	—	—	—	—	—	—	1,956
06.30.11	—	—	—	—	—	—	—	—	—
09.30.11	—	—	—	—	—	—	—	—	—

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)

(in thousands of pesos)

4.	CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY

a.	There are no past due debts as of December 31, 2008.

b.	Debts without a due date as of December 31, 2008.

	Loans	Taxes Payable	Other debts	Allowances
Current	88,489	—	—	—
Non-current	—	78,887	6,215	49

c.	Debts to fall due as of December 31, 2008.

	Trade Accounts Payable	Law No. 19,550 Section 33			Loans	Salaries and Social Security Payable	Taxes Payable	Other Debts
		IBSA	CYRSA	APSA
		Trade Accounts Payable
03.31.09	47,210	514	40	437	29,079	1,955	2,204	14,340
06.30.09	—	—	—	—	26,387	178	5,565	—
09.30.09	—	—	—	—	—	1,586	1,324	—
12.31.09	—	—	—	—	—	—	5,487	—

5.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Receivable	Law No. 19,550 Section 33
		FYO	IGSA	CACTUS	COMERCIALIZA- DORA LOS ALTOS S.A	AGROLOGY	ANTA	IRSA
			Trade Accounts Receivable
In Pesos	9,076	11,620	236	525	1	42	334	472
In Dollars	7,183	—	—	—	—	—	—	—

	Others Accounts Receivable	Law No. 19,550 Section 33
		FYO	CACTUS	IGSA	AGROLOGY	BRASIL AGRO	CAMSA	AGRO URANGA	ANTA
		Others Accounts Receivable
In Pesos	89,330	24	2,820	4,626	108,517	69	6,053	1,413	33,273
In Dollars	24,555	—	—	—	—	—	—		—

b.	All accounts receivable and other receivables are not subject to adjustment provisions.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)

(in thousands of pesos)

c.

	Trade Accounts Receivable Pesos	Law No. 19,550 Section 33
		FYO	IGSA	CACTUS	COMERCIALI- ZADORA LOS ALTOS S.A	AGROLOGY	ANTA	IRSA
Trade Accounts Receivable
		Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Outstanding balances accruing interests	—	—	—	—	—	—	—	—
Outstanding balances not accruing interests	16,259	11,620	236	525	1	42	334	472

	Other Accounts Receivable	FYO	CACTUS	IGSA	AGROLOGY	BRASIL AGRO	CAMSA	AGRO URANGA	ANTA
		Others Accounts Receivable
Outstanding balances accruing interests	14,730	—	2,757	4,310	96,389	—	—	—	28,453
Outstanding balances not accruing interests	99,154	24	63	317	12,128	69	6,053	1,413	4,820

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Payable	Law No. 19,550 Section 33			Short- term and long-term debts	Salaries and Social Security Payable	Taxes Payable	Other Liabilities	Provisions
		IBSA	CYRSA	APSA
		Trade Accounts Payable
In Pesos	19,342	514	40	437	100,147	3,718	93,467	12,074	49
In Dollars	27,868	—	—	—	43,807	—	—	19,364	—

b.	All debts outstanding are not subject to adjustment provisions.

c.

	Trade Accounts Payable	Law No. 19,550 Section 33			Short- term and long-term debts	Salaries and Social Security Payable	Taxes Payable	Other Liabilities	Provisions
		IBSA	CYRSA	APSA
		Trade Accounts Payable
Outstanding debts accruing Interests	5,775	—	—	—	142,979	—	—	—	—
Outstanding debts not accruing interests	41,435	514	40	437	976	3,718	93,467	20,555	49

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)

(in thousands of pesos)

7.	INTEREST IN OTHER COMPANIES (Law No. 19,550 Section 33)

Interests in other companies’ capital and the number of votes held in those companies governed by Law No. 19,550 Section 33 are explained in Note 2 to the consolidated financial statements and intercompany balances as of December 31, 2008 are described in captions 4 and 5 above.

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND STATUTORY AUDIT COMMITTEE MEMBERS

As of December 31, 2008 there were advance payments to directors for Ps. 250,671, and there were no receivables due from or loans to Statutory Auditors and relatives up to and including second degree, of directors and Statutory Auditors.

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a fiscal year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the fair value:

a.	Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in Mercado de Hacienda de Liniers and other representative of the market.

b.	Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c.	Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (Diario La Nación) net of estimated sale expenses.

d.	The remaining inventory stated at its replacement cost:

-	Seeds, forage and materials: replacement cost published by a well-known magazine (revista Márgenes Agropecuarios).

-	Unharvested crops: replacement cost of goods and services needed to obtain similar assets, which does not exceed the net realization value as of each period-end.

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13.	EQUITY INTERESTS IN OTHER COMPANIES

There are no equity interests in other companies in excess of the provisions of Law No. 19,550 Section 31.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)

(in thousands of pesos)

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the higher between the net realizable value (selling price at the end of the period less estimated selling expenses) and the economic use value determined.

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured Pesos	Book value Pesos
Buildings, machinery, silos and furniture	Theft, fire and technical insurance	83,597	35,170

Vehicles	Third parties, theft, fire and civil liability	2,322	910

16.	CONTINGENCIES

As of December 31, 2008 there are no contingent situations that have not been accounted for or adequately exposed in notes according to accounting standards.

17.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

18.	DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends not paid on preferred stock.

19.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 10 to the Financial Statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Buenos Aires, February 10, 2009 - Cresud S.A.C.I.F. y A. (Nasdaq: CRESY – BCBA: CRES), one of the leading agricultural companies in Argentina, announces today its results for the first six months of Fiscal Year 2009 ended December 31, 2008.

Effective as from the second quarter of fiscal year 2009, Cresud presents its financial statements in consolidated form with those of IRSA Inversiones y Representaciones S.A., in which we held an equity interest of 54.01% as of December 31, 2008.

Cresud’s consolidated statement of income for the period from July 1, 2008 to December 31, 2008 (six months) includes the results of IRSA Inversiones y Representaciones Sociedad Anónima from October 1, to December 31, 2008 (three months). Cresud’s consolidated financial statements as of December 31, 2007, disclosed in the comparative tables, do not include IRSA’s consolidated data, thus affecting the comparability of the statement of income.

Results for the first six months of fiscal year 2009 showed a net income of Ps.12.3 million compared to Ps.14.5 million posted the same period of the previous fiscal year. The result mainly reflects the financial effects of the current world crisis.

Consolidated agribusiness sales for the period amounted to Ps.109.5 million, 60.8% higher than those posted for the same period of the previous fiscal year. Noteworthy in this respect are the higher sales of crops (95.4% increase) and of milk (20.1% increase) when compared to the first six months of fiscal year 2008, partially offset by a 43.2% reduction in beef cattle sales compared to the same period of the previous fiscal year.

Agribusiness production revenues amounted to Ps.31.0 million in the first six months of fiscal year 2009, 13.1% down from those recorded in the same period of the previous fiscal year. The decrease is explained mainly by a Ps.8.5 million drop in the beef cattle segment, partially offset by an increase in the crops and milk segments.

Consolidated sales in the real estate business for the period were Ps.325.0 million for the three month period ended December 31, 2008, whereas gross income for the real estate segment stood at Ps.183.6 million.

Gross profit during the first six months of fiscal year 2009 amounted to Ps.194.4 million compared to Ps.20.8 million during the same period of the previous year. This increase mainly reflects the effect of considering the gross profit mentioned in the previous paragraph due to the consolidation of the results of the real estate business of our subsidiary IRSA.

Operating results for the period ended December 31, 2008 showed a Ps.32.3 million profit, composed of operating income of Ps.50.4 million in IRSA’s segments for the three-month period ended December 31, 2008 and a loss of Ps.18.1 million from Cresud’s agribusiness activities for the first six months of fiscal year 2009, compared to Cresud’s operating income of Ps.22.4 million recorded in the same period of the previous fiscal year. This reduction in the results from the agribusiness activities reflects its lower gross profit and a lower income of Ps.20.7 million from sale of farms and valuation of other assets at net realizable value due to the absence of land sales during the period, combined to a lesser extent with higher selling expenses, in line with the increase in sales and administrative expenses.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Macroeconomic Context

Given the deteriorated international financial conditions seen in recent months, the scenario appears to be one of reduced liquidity in the global economy, that in turn requires an adjustment to the prospects for global economic growth, which circumstances have started to impact on the level of economic activity in Argentina.

Regarding the performance of economic activity in Argentina, according to official data for the month of December 2008, the Monthly Estimate of Economic Activities (Estimador Mensual de la Actividad Económica, EMAE) pointed to 7.1% growth compared to the twelve months of the year 2007. Therefore, though some signs of a slow-down in the rate of growth in economic activity have started to be perceived, the data released by the INDEC as of the month of December 2008 shows six years of expansion in a row.

When it comes to Public Finances, fiscal accounts, foreign trade current account balances and the reserves held by the Central Bank of Argentina (Banco Central de la República Argentina, BCRA), they have performed favorably during calendar year 2008. Argentina’s primary fiscal surplus showed a year-on-year 26.5% change driven by high tax revenues, offset, however, by higher fiscal expenditures. As regards the country’s external accounts, Argentina posted a US$ 13,176 million trade surplus during calendar year 2008. As a result, the Central Bank has a strong reserve position, as it has succeeded to accumulate a level of US$ 46,967 million as of December 31, 2008, which allows it to manage the increase in volatility in the inflows and outflows of capital caused by the special current financial markets environment.

Weather conditions have caused an adverse effect on agribusiness nationwide. In the last months Argentina has been affected by one of the most significant droughts in the last 70 years caused by the “La Niña” weather phenomenon, which has seriously affected the Provinces of Buenos Aires, Santa Fe, Entre Ríos, La Pampa, Córdoba, Chaco, Santiago del Estero, among others. The scarce rainfall in the major productive regions of the country has impacted at national level on the 2008/2009 crop season. According to estimates of the Argentine Secretary of Agriculture, Cattle Raising, Fisheries and Food Industries (SAGPyA in Spanish), in the case of wheat, from the 16.3 million tons produced in the previous season, the output for the 2008/2009 season is expected to be only 8.3 million. Sunflower also recorded losses, and its production is expected to drop between 35% and 46% as compared to the previous season. As concerns soybean, in this season 89% of the area has been sown, compared to 97% by the same time last year. In connection with corn, the area intended to be sown would reach 3.4 million hectares, compared to a total area of 4.2 million hectares sown with corn in the previous season.

The weather phenomenon described above has also impacted on beef cattle stocks, causing deaths of cattle and adversely affecting beef and milk production.

However, the diversification of lands and crops, the technological processes applied on farms, and our long track record and knowledge of the industry have allowed us to make up for the effects of adverse weather conditions.

As concerns the construction industry, according to the data shown by the Summary Indicator of Construction Activities (Indicador Sintético de la Actividad de la Construcción, ISAC) prepared by the National Institute of Statistics and Censuses (Instituto Nacional de Estadísticas y Censos, INDEC), for the first eleven months of calendar 2008 this index has shown a 5.1% increase compared to the same period of the previous year. Compared to the same month of the previous year, during the month of November, the index has shown a negative 5.8% change without accounting for seasonality and an 8.8% change in the series that accounts for seasonality.

Regarding the demand for housing in the residential real estate market, on one hand it may be influenced by the impact of a cooler economy and on the other hand, it may be pushed by the impact of local

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

investors’ preference for channeling their savings to the real estate sector in times of volatility in financial markets. What seems to be more apparent, is that our market should not expect to see a crisis in sub-prime mortgage loans affecting the value of homes as has been the case in other economies basically because home mortgage loans in the Argentine market remain at hardly 2% of the country’s GDP.

According to the Argentine Chamber of Medium Sized Companies (Cámara Argentina de la Mediana Empresa, CAME) in December 2008 retail sales dropped by 5.8% compared to the same month of 2007 as a result of the uncertain global and local economic conditions. In contrast, our Shopping Center segment continued to show signs of robustness, as evidenced by its ongoing income generation capacity.

As concerns the office market in Buenos Aires, rental prices have still not shown a downward trend, mainly due to the absence of available top-quality space. According to Richard Ellis, the rental prices for AAA class offices in the areas of Plaza San Martín, Catalinas and Plaza Roma are on average above US$35/square meter/month, and the rentals charged in the Plaza Roma area have reached approximately US$40/square meter/month.

In connection with the Hotel market, the inflow of tourists between January and November 2008 has remained unchanged compared to the same period of 2007, although total inbound tourist expenditures increased by 10% in terms of dollars, according to data resulting from the International Tourism Poll (Encuesta de Turismo International, ETI) released by the Tourism Office on January 15, 2009.

Broadly speaking, the segments to which Cresud accesses through its stake in IRSA continue to show a robust position within the current macroeconomic environment. Although there has been a change in outlook, given the cash flows that the Company has been showing and the long-term financing basis attained in previous fiscal years, our real estate business is capable of sustaining its leading market position.

Summary of Operations

Crops

Crop sales for the six-month period totaled Ps.68.6 million, compared to sales for Ps.35.1 million in the previous period. The volume of crops sold was 109,013 tons at an average price per ton of Ps.634.0 compared to the 65,853 tons sold at an average price of Ps.541.3 in the same period of the previous fiscal year. The higher sales volume is mainly due to larger stock of crops at the beginning of fiscal year 2009 and a 26.8% increase in production, which rose to 38,274 tons in the first six months of fiscal year 2009 from 30,176 tons in the same period of fiscal year 2008. In addition, production income stood at Ps.14.6 million, 13.6% higher than the production income posted in the same period of fiscal year 2008 for the same six months.

The stock of crops as of the end of the six months totaled 41,160 tons, 18,346 of which were wheat, 10,596 were corn and 5,977 were soybean. The rest of the stock includes barley, sorghum and other minor crops.

As of December 31, 2008, 99% of the surface area planted with wheat had been harvested, and 62% of the soybean, 65% of the corn, 31% of the sorghum and 100% of the sunflower had been sown. The production of corn, soybean and sunflower is projected to be lower than the amounts forecasted as a result of the unfavorable weather conditions. However, thanks to our diversification of lands and crops, planning and portfolio management, this drop in production is expected to be lower than the country’s average.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Gross results in the business for the period ended December 31, 2008 were a Ps.5.2 million profit, compared to a Ps.5.0 income recorded in the same period of the previous year.

For the current season we have allocated 104,263 hectares to agriculture, 63,087 of which are leased from third parties and 8,064 are operated under concession. Compared to the previous fiscal year, we have increased the number of total hectares allocated to agriculture by 41,480, a 66.1% increase.

Beef Cattle

As of December 31, 2008, the Company’s cattle stock was 88,877 head, with a total of 129,217 hectares allocated to beef cattle activities.

Beef cattle sales amounted to Ps.8.3 million for the first six months of fiscal year 2009, when a total of 2,900 tons were sold, whilst during the first six months of fiscal year 2008 the tons sold had amounted to 5,956.

The gross result from the beef cattle segment was a Ps.3.0 million loss and beef cattle production amounted to 2,956 tons for the first six months of fiscal year 2009, compared to a Ps.5.0 million profit and a production of 4,378 tons in the same period of the previous fiscal year. The decrease in production volumes was mainly due to scarce rainfall in certain areas, which led us to sell animals prematurely and to relocate cattle in other farms in certain cases, causing delays in the fattening process. In addition, prices fell due to the early sale of animals in the market.

Milk

Milk production increased by 5.5% in the six months, from 10.9 million liters as of December 31, 2007 to 11.5 million as of December 31, 2008. This increase was mainly due to the higher number of milking cows.

The gross result decreased from a profit of Ps.3.1 million in the first six months of fiscal year 2008 to a profit of Ps.2.0 million in the first six months of fiscal year 2009.

During the first six months of fiscal year 2008 we had 7,537 cattle head in 3,723 hectares allocated to milk production, whereas in the first six months of fiscal year 2009 this figure increased to 7,925 head in 4,106 hectares. On average, there are 3,434 milking cows per day, 10.2% higher than those in the same period of the previous year.

At present, the Company has three dairy facilities, two in the “La Juanita” farm and one in “El Tigre”, a dairy farm equipped with state-of-the-art technology.

Purchase and Sale of Farms

In October 2008, we executed a preliminary sales agreement without transfer of possession for 1,658 hectares in the “Los Pozos” farm located in the Province of Salta. The transaction was closed at US$ 0.5 million, or US$ 320.0 per hectare, of which US$ 0.3 million have been already paid. The balance is payable upon execution of the title deed, scheduled for April 1, 2009.

Development of marginal lands

We consider there is a great potential in the development of marginal areas, where with current state-of-the-art technology, similar yields to those registered in core areas can be obtained with larger profits.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

During the first six months of fiscal year 2009, we continued with the development of our “Los Pozos” farm located in the Province of Salta. As of December 31, 2008, we had approximately 62,000 hectares of prairies sown, 43,000 of which were allocated to beef cattle production. In the first six months of fiscal year 2009, 4,395 hectares were used for agricultural production.

In addition, in the first six months of fiscal year 2009 progress was also made in the development of Agropecuaria Anta S.A. (formerly named Agropecuaria Cervera S.A.) By the end of fiscal year 2009, we anticipate that approximately 8,000 hectares will be devoted to our own production and that 5,132 hectares will be leased to third parties.

As of December 31, 2008, Cresud held own land reserves amounting to over 216,203 hectares. In addition, we have a concession over 148,788 hectares reserved for future development. We believe that there are technological tools available to improve productivity in these farms and, therefore, achieve appreciation in the long term. However, current or future environmental regulations could prevent us from fully developing our land reserves by requiring that we maintain part of this land as natural woodland not to be used for production purposes.

IRSA Inversiones y Representaciones S.A.

In the second quarter of fiscal year 2009, Cresud purchased 36,172,530 shares of IRSA. As a result of that purchase, our investment in IRSA’s common shares as of December 31, 2008 was 54.01%. Therefore, effective as from October 1, 2008, Cresud presents its financial statements in consolidated form with IRSA’s.

The following information corresponds to data extracted from the balance sheet of our subsidiary IRSA Inversiones y Representaciones S.A. as of December 31, 2008:

Offices and Other Rental Properties

During the first half of fiscal year 2009, income from rental properties totaled Ps.69.8 million, a 55.7% increase compared to the figure of Ps.44.8 million recorded in the same period of fiscal year 2008.

We have grown significantly in this segment in recent years, as shown by the noteworthy increase in leaseable areas and low vacancy rates, combined with higher lease rates. The acquisitions made have helped us gain a strong leading position in the Buenos Aires office rental market, which we intend to maintain and keep developing.

Our offices posted occupancy levels of 92.8% as of December 31, 2008 including Edificio República, which has been recently added to our portfolio and is in process of absorption. At the closing of the first six months of fiscal year 2009 Edificio República had an occupancy rate of 64.8% compared to 30.2% at the closing of the first three months of the same fiscal period.

Sale of Properties. During the second quarter of fiscal year 2009 and after its closing we sold certain non-strategic office properties, which accounted for a gross leaseable area of 4,352 square meters in our portfolio, for a total of US$ 12.3 million. These transactions involve four functional units in Edificio Dock del Plata together with their related supplementary units, representing 1600 square meters of GLA, for a total of US$ 4.4 million; three functional units in Edificio Libertador 498 together with their related supplementary units, representing 1,860 square meters of GLA, for a total of US$ 5.9 million; one functional unit in the property located at Av. Madero 942 together with its related supplementary units,

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

representing 768 square meters, for a total of US$ 1.9 million, and a land reserve located at Padilla 902 street, representing 125 square meters of our portfolio, for a total of US$ 0.9 million. These decisions not only allow the company to increase its financial strength, but also allow it to refocus in the execution of potential business opportunities coming into our portfolio (see Dique IV and PAMSA Offices below).

Dique IV, Puerto Madero. As of the date of this earnings release, we had completed the construction of 11,000 square meters of gross leaseable area in Dique IV, Puerto Madero, and we are holding negotiations with prospects for their imminent lease.

Edificio República. We continue the process of absorption of the square meters added to our portfolio as a result of the acquisition of Edificio República. At the closing of the second quarter of fiscal year 2009, its occupancy rate was 64.8%, 34.6% higher than at the closing of the previous quarter.

PAMSA Offices. Our subsidiary APSA is developing an office building in the intersection of Av. Gral Paz and Panamericana through Panamerican Mall S.A. as referenced later on in this document.

Below is detailed information on our office space as of December 31, 2008:

Offices and Other Rental Properties

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy Rate (2) Dec-08	IRSA’s Effective Interest	Monthly Rental Income Ps./000 (3)	Accumulated rental income as of December 31 (Ps. /000) (4)			Book Value Ps./000 (5)
						2008	2007	2006
Offices
Intercontinental Plaza (6)	11/18/97	22,535	100.00%	100%	1,504	8,060	5,625	4,558	88,530
Dock Del Plata (13)	11/15/06	7,199	100.00%	100%	561	3,312	3,663	684	23,131
Libertador 498	12/20/95	10,533	100.00%	100%	831	4,926	4,083	2,747	38,918
Maipú 1300	09/28/95	10,280	95.80%	100%	824	4,511	3,911	2,688	40,362
Laminar Plaza	03/25/99	6,521	94.97%	100%	477	3,053	2,668	2,301	27,919
Reconquista 823/41	11/12/93	5,016	100.00%	100%	228	1,207	1,100	158	18,117
Suipacha 652/64	11/22/91	11,453	100.00%	100%	472	1,811	1,170	860	11,614
Edificios Costeros	03/20/97	6,389	83.61%	100%	376	2,046	1,892	1,492	17,648
Costeros Dique IV	08/29/01	5,437	100.00%	100%	466	2,496	2,179	881	19,993
Bouchard 710	06/01/05	15,014	100.00%	100%	1,502	8,150	4,859	4,240	66,794
Bouchard 551	03/15/07	23,378	100.00%	100%	1,767	9,392	6,627	—	154,062
Madero 1020	12/21/95	215	100.00%	100%	3	18	49	47	668
Della Paolera 265 (14)	08/27/07	15,090	82.20%	100%	1,130	9,322	5,108	—	159,054
Edificio República	04/28/08	19,533	64.85%	100%	1,532	7,126	N/A	N/A	226,583
Other Offices (7)	N/A	2,909	89.24%	N/A	83	787	677	634	8,137

Subtotal Offices		161,502	92.8%	N/A	11,756	66,217	43,611	21,290	901,530

Other Properties
Commercial Properties (8)	N/A	504	45.44%	N/A	19	108	88	116	4,023
Works in progress Dique IV (11)	12/02/97	—	N/A	100%	N/A	—	—	—	62,313
Museo Renault	12/06/07	1,275	100.00%	100%	30	178	N/A	N/A	4,923
Thames (6)	11/01/97	33,191	100.00%	100%	51	304	304	304	3,899
Santa María del Plata S.A.	07/10/97	60,100	100.00%	90%	76	483	413	593	12,494
Other Properties (9)	N/A	2,072	100.00%	N/A	690	2,215	100	30	4,652

Subtotal Other Properties		97,142	99.7%	N/A	866	3,288	905	1,043	92,304

Management Fees (12)		N/A	N/A	N/A	N/A	273	307	656	N/A

TOTAL OFFICES AND OTHER (10)		258,644	95.38%	N/A	12,622	69,778	44,823	22,989	993,834

Notes:

(1)	Total leaseable area for each property as of 12/31/08. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area as of 12/31/08.
(3)	Agreements in force as of 12/31/08 for each property were computed.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

(4)	Total consolidated leases, according to the RT21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value.
(6)	Through Inversora Bolívar S.A.
(7)	Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602, Rivadavia 2774 and Sarmiento 517 (through IRSA).
(8)	Includes the following properties: Constitución 1111, Alsina 934/44 (fully sold), Crucero I, Abril retail stores (fully assigned) and Casona de Abril (through IRSA and IBSA).
(9)	Includes the following properties: 1 unit in Alto Palermo Park (through Inversora Bolivar S.A.), Constitución 1159 (through IRSA) and Others IRSA.
(10)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(11)	Corresponds to a work in progress for an AAA office building in the area of Puerto Madero.
(12)	Income from building management fees.
(13)	In December 2008, 722 square meters of leaseable area were sold.
(14)	In December 2008, 471 square meters of leaseable area were sold.

Alto Palermo S.A. (“APSA”): Shopping Centers and Consumer Finance

The following information relates to data extracted from the balance sheet of our subsidiary Alto Palermo S.A. (APSA), the company that operates our shopping center business, in which we had a 63.3% interest as of December 31, 2008.

For the six month period ended December 31, 2008 our tenants’ sales have continued to grow, reaching Ps.2,202.4 million, 18.4% higher in nominal terms than those recorded in the same period of the previous year.

The business success of our tenants allows us to maintain the occupancy rates at our Shopping Centers at 98.4%. Although this percentage is lower than the one recorded as of September 30, 2008, the variation reflects a series of reforms under way in a store in Patio Bullrich Shopping Center, in the City of Buenos Aires.

Panamerican Mall Project, City of Buenos Aires. This is one of the Company’s most important projects, and it includes the construction of a shopping center, a hypermarket, a cinema complex and an office building in the district of Saavedra, City of Buenos Aires, to be developed by Panamerican Mall S.A. During this quarter the shopping center’s name, Dot Baires, was announced. The choice of this name suggests a meeting point, the “gateway” to the City of Buenos Aires. Dot Baires will be the largest shopping center in the City of Buenos Aires in terms of square meters. The project will have 13,000 square meters for a hypermaket and 37,855 square meters of leaseable area, including a 9,000 square meter anchor store.

At present we are in the last construction stages, and we expect to open Dot Baires during the last quarter of fiscal year 2009.

Coto Residential Project. On September 24, 1997 we executed a public deed whereby we acquired the rights to receive parking spaces and to perform additional construction works in the real property located on the intersection of Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood. On July 31, 2008, we executed a conditional barter agreement whereby we would transfer to CYRSA S.A. (CYRSA) 112 parking spaces and the right to perform additional construction works for developing two tower buildings in the property mentioned above, subject to the satisfaction of certain conditions. As consideration, Cyrsa would deliver to us an amount to be determined in the future of the units comprising the building that would be constructed equivalent to 25% of the square meters, totaling not less than four thousand and five three units with an exclusive area of fifty square meters each. The consummation of this barter is conditioned to the performance of certain material acts by Coto. Possession of the property will be delivered simultaneously with the deed of conveyance of title, which will take place 30 days after the date we give notice to CYRSA of the satisfaction of the conditions precedent. The total amount of the transaction between Cyrsa and the Company amounts to US$ 5.9 million.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Torres Rosario, City of Rosario. On November 27, 2008 we executed a barter agreement as a result of the exercise of an option over parcel 2h that APSA had granted to Condominios del Alto S.A. Under this agreement the Company transferred to Condominios del Alto S.A. parcel 2h with an area of 11,686 square meters, and will receive 42 housing functional units and 47 parking spaces, which will represent 22% of the total area to be built. The total nominal value of this transaction is US$ 2.3 million.

Beruti Plot. Before the closing of the previous fiscal year, Alto Palermo S.A. acquired a plot of land located in Beruti 3351/9, in the neighborhood of Palermo, City of Buenos Aires. The plot has an area of 3,207 square meters and was purchased for US$ 17.8 million. The importance of this acquisition relies on the property’s strategic location, as it is very close to our major shopping center, Shopping Alto Palermo. At present we are evaluating the different uses that may be given to this property.

Shopping Centers

	Date of Acquisition	Leaseable Area square meters (1)	APSA’s Effective Interest (3)	Occupancy Rate (2)	Accumulated Rental Income as of December 31 (Ps./000) (4)			Book Value (Ps. 000) (5)
					2008	2007	2006
Shopping Centers (6)
Alto Palermo	12/23/97	18,551	100.0%	100.0%	43,743	34,133	28,878	168,209
Abasto Shopping (11)	07/17/94	39,448	100.0%	99.8%	39,225	35,131	27,707	176,465
Alto Avellaneda	12/23/97	37,030	100.0%	100.0%	23,376	19,533	16,069	90,501
Paseo Alcorta	06/06/97	14,465	100.0%	99.7%	20,279	18,919	15,862	75,922
Patio Bullrich (13)	10/01/98	11,918	100.0%	87.5%	15,883	14,584	12,707	98,542
Alto Noa Shopping	03/29/95	18,851	100.0%	98.9%	5,394	4,473	3,261	24,098
Buenos Aires Design	11/18/97	14,056	53.7%	99.7%	6,654	5,883	5,153	12,450
Alto Rosario Shopping (11)	11/09/04	28,562	100.0%	99.1%	12,158	9,896	7,594	80,628
Mendoza Plaza Shopping	12/02/04	39,686	100.0%	96.5%	12,627	11,568	8,678	87,548
Fibesa and Others (7)	—	N/A	100.0%	N/A	9,507	13,031	7,315	—
Comercializadora Los Altos S.A.	—	N/A	100.0%	N/A	1,026	177	—	—

Revenues from Tarjeta Shopping	—	N/A	80.0%	N/A	123,564	139,901	89,296	—
Neuquén (8)	07/06/99	N/A	94.6%	N/A	—	—	—	13,017
Panamerican Mall S.A. (9)	12/01/06	37,882	80.0%	N/A	—	—	—	429,440
Córdoba Shopping Villa Cabrera (12)	12/31/06	15,800	100.0%	97.4%	5,412	5,239	—	71,240

TOTAL GENERAL (10)		276,249	93.9%	98.4%	318,848	312,468	222,520	1,328,060

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leaseable area on the last day of the period.
(3)	APSA’s effective interest in each of its business units. IRSA has a 63.34% interest in APSA.
(4)	Total consolidated rents according to RT21 method.
(5)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances if applicable.
(6)	Through Alto Palermo S.A.
(7)	Includes revenues from Fibesa S.A. and Others.
(8)	Land for the development of a shopping center.
(9)	The project includes the construction of a shopping center, a hypermarket, a cinema complex and an office and/or residential building.
(10)	Corresponds to the “Shopping Centers” business unit mentioned in Note 4 to the Consolidated Financial Statements. Includes Consumer Finance income (Tarshop S.A.).
(11)	Excludes Museo de los Niños.
(12)	5,442.54 square meters were added to the GLA of the Shopping corresponding to cinemas.
(13)	1,444.77 square meters corresponding to Neverland’s former store are considered vacant.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Consumer Finance – Tarshop S.A. Subsidiary

As a result of the current international financial scenario, a high volatility has been observed in interest rates and systemic delinquency has increased, affecting the performance and financing of the consumer finance business. The higher delinquency levels have led to an increase in the subordination of financial trusts which, added to the changes in their tax treatment, the higher interest rates resulting from higher risk and a slight deceleration in private consumption, have resulted in the need to review the general economic and the business specific prospects of the Company.

In spite of the factors mentioned above, the credit portfolio, including securitized coupons as of December 31, 2008, amounted to Ps.749.0 million, 13.7% lower than the portfolio of Ps.852.1 million as of December 31, 2007.

In addition, as regards collections, 90-day delinquency rate as of December 31, 2008 was 8.8%

Net revenues showed a 11.7% reduction, from Ps.139.9 million during the six-month period ended December 31, 2007, to Ps.123.6 million in the same period of this fiscal year. Gross profit stood at Ps.48.2 million, and operating loss was Ps.110.8 million, down from the Ps.13.8 million gain recorded in the same period of the previous fiscal year. Net loss stood at Ps.57.6 million.

To face the growing volatility in the international financial scenario and to provide Tarshop S.A. with a suitable capital base taking into account the current market conditions, in September 2008 APSA decided to take part in Tarshop S.A.’s capital increase for up to Ps.60 million, and increased its equity stake in Tarshop S.A. from 80% to 93.4%.

To supplement the financial support given, several actions were taken since then through the direct counseling provided to Tarshop S.A. by APSA’s management. These actions are aimed at improving Tarshop S.A.’s performance, and include a 17% downward revision in the point of sale structure, 13 less points of sale and a cut on leased centralized areas by 10% of the total.

In line with the commercial actions, various other measures have been implemented, including:

(i) Redesign of the distribution channel structure.

(ii) Changes in cash lending plans and merchant financing.

(iii) Renegotiation of conditions with merchants.

(iv) Streamlining of lending and collection policies.

(v) Revision of provisioning policies, aimed at establishing an even stricter criterion than the one suggested by the Central Bank.

During the second quarter of fiscal year 2009, in the light of the general changing scenario and in compliance with the strategic plan devised and implemented by APSA, Tarshop received financial assistance for an amount of Ps. 105 million, subsequently accepted as irrevocable contribution, for the purpose of strengthening its equity position, improving its financial position and repositioning Tarshop S.A., given the complex situation prevailing in the financial trust market in which part of its activity is engaged and its extremely low capitalization relative to its competitors.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Sales and Developments

In the six months ended on December 31, 2008, the sales and developments segment recorded revenues for Ps.63.7 million, compared to Ps.63.0 million for the same period of the previous fiscal year. The following paragraphs describe the Company’s major developments:

Caballito. On May 4, 2006 we entered into a US$7.5 million swap agreement with Koad S.A. (Koad) whereby we transferred title of block 36 of the property “Terrenos de Caballito” to Koad in order for it to develop at its sole expense, cost and risk, a complex known as “Caballito Nuevo”. The construction works have already started, and include two apartment towers of 34 floors each, with 1, 2 and 3 room units of 40 to 85 sqm. surface area, including a wide variety of amenities and services. In consideration for it, Koad paid to us US$0.05 million while the US$7.45 million balance will be repaid through the delivery of 118 apartment units and 55 parking spaces. The final number of units to be received will depend on the date of actual delivery by Koad, as the agreement provides for rewards based on terms of delivery. At present, the works are in the last development stages. Marketing started in December 2008, and from January 2009 to the date of this release, preliminary sales agreements for 22 units have been executed.

Solares de Santa Maria, City of Buenos Aires, (formerly Santa María del Plata). The Urban Development Solares de Santa María has reached the Draft Project level, and feasibility studies have been filed with the utility companies. An agreement is being reached with the Government of the City of Buenos Aires to send a mutually acceptable Bill of Law and Agreement to the Legislature of the City of Buenos Aires for its consideration and approval.

Horizons residential project. IRSA-CYRELA are developing one of the most significant developments in Greater Buenos Aires in a plot made up by two adjacent blocks located in the Vicente López neighborhood, which will entail a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings; a complex facing the river with three 14-floor buildings and another complex on Avenida del Libertador with three 17-floor buildings, totaling 59,000 sqm of construction distributed in 467 units. The showroom was opened to the public in March 2008 quite successfully as the units have all been reserved. As of December 31, 2008, preliminary sales agreements had been executed for 99% of the own units subject to sale and results will be reflected as progress is made in the execution of the works, consolidated at 50%. The units will be completed and delivered by early 2011.

At present, the degree of work in progress is approximately of 8.5%.

In addition, we are also evaluating the execution times of other projects jointly with CYRELA.

Terreno Caballito, CYRSA. As of the closing of fiscal year 2008, we and CYRSA executed a barter deed pursuant to which we transferred to CYRSA under a swap agreement the property described below, which has a total surface area of 9,784 square meters: plot of land, designated as Parcel ONE L, in block 35, facing Méndez de Andes street between Rojas and Colpayo streets in the Caballito neighborhood.

In turn, CYRSA agreed to carry out in the property a real estate development for residential use, which shall comprise a first stage of two free-perimeter towers and a third building to be developed in a second stage at the option of CYRSA. In exchange for the transfer of the property, CYRSA paid to IRSA US$ 0.12 million and agreed to make a non-cash consideration consisting in transferring under barter to IRSA

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

certain home units in the buildings to be built which will represent 25% of the meters. Furthermore, as security for the performance of its obligations, CYRSA has created a security interest over the property by mortgaging it in favor of IRSA in the amount of US$ 12.6 million.

On July 31, 2008, the deed of conveyance of title to the land was executed.

The following is a detail of the properties being developed by IRSA as of December 31, 2008.

Sales

Statistical Data presented comparatively with the same period of the four previous fiscal years.

	Sales of Properties Accumulated at (Ps. 000)
	12.31.08	12.31.07	12.31.06	12.31.05	12.31.04
Residential Apartments
Torres Jardín	513	16	—	—	—
Torres de Abasto (1)	319	295	—	—	11
Edificios Cruceros	—	—	3,262	—	—
Alcorta Plaza (1)		—	—	22,986	—
Torres Renoir	27,831
Torres Renoir II		41,808	—	—	—
Alto Palermo Park (4)	—	—	—	63	—
San Martín de Tours	1,968	855	—	—	—
Other	320	49	—	—	—

Residential Communities
Abril / Baldovinos (2) (3)	2,531	1,756	1,121	2,823	1,519
Villa Celina I, II y III	76	—	—	—	—

Land Reserve
Terreno Rosario (1)	7,644	3,428	—	—	—
Canteras Natal	—	21	59	—	—

Other
Alsina 934	—	—	—	1,833	—
Dique III	—	14,783	26,206	—	23,624
Della Paolera 265	6,850
Madero 1020					1,086
Madero 940	6,137	—	—	—	—
Dock del Plata	6,438
Other	3,055	—	105	1	—

TOTAL	63,682	63,011	30,753	27,706	26,960

Notes:

(1)	Through Alto Palermo S.A.
(2)	Retail stores in Abril, which belong to IRSA and IBSA on a 50/50 basis. Includes sale of shares in Abril.
(3)	Includes income from the sale of dormies.
(4)	Through Inversora Bolívar S.A.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Sales and Developments

DEVELOPMENT	Date of Acquisition	Estimated / Real Cost (Ps. 000) (1)	Area intended for Sale (sqm) (2)	Total Units/ Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales (Ps. 000) (5)	Accumulated Sales as of December 31 of fiscal years (Ps. 000) (6)			Book Value Ps./000 (7)
									2009	2008	2007
Residential Apartments
Torres Jardín	07/18/96	56,579	32,339	490	100.00%	100.00%	99.90%	71,139	513	16	—	76
Torres de Abasto (8)	07/17/94	74,810	35,630	545	63.34%	100.00%	100.00%	109,561	319	295	—	—
Edificios Cruceros	07/22/03	5,740	3,633	40	100.00%	100.00%	100.00%	19,676	—	—	3,262	—
San Martín de Tours	03/20/03	12,171	2,766	20	100.00%	100.00%	96.05%	12,884	1,968	855	—	339
Alto Palermo Park (9)	11/18/97	35,956	10,488	72	100.00%	100.00%	100.00%	47,920	—	—	—	—
Torres Renoir (15)	09/09/99	22,861	5,383	28	100.00%	100.00%	96.00%	27,831	27,831	—	—	—
Torres Renoir II (15)	11/03/97	—	6,294	37	100.00%	N/A	100.00%	56,591	—	41,808	—	22,988
Credit for barter of Terreno Rosario (8) (15)	04/30/99	—	1,504	15	63.34%	55.00%	0.00%	—	—	—	—	11,031
Terrenos de Caballito (16)	11/03/97	41,947	9,784	1	50.00%	0.00%	0.00%	—	—	—	—	4,429
Credit for barter of Terreno Caballito (Cyrsa) (15)	11/03/97	—	7,451	—	100.00%	0.00%	0.00%	—	—	—	—	20,974
Credit for barter of Terreno Caballito (KOAD) (15)	11/03/97	—	6,833	118	100.00%	75.00%	100.00%	22,815	—	—	—	22,663
Libertador 1703 and 1755 (Horizons)	01/16/07	117,850	59,000	467	50.00%	8.45%	98.00%	—	—	—	—	83,732
Other Residential Apartments (10)	N/A	46,170	25,099	232	100.00%	100.00%	100.00%	48,105	320	49	—	—

Subtotal Residential Apartments		414,084	206,204	2,065				416,522	30,951	43,023	3,262	166,232

Residential Communities
Abril/Baldovinos (11)	01/03/95	130,955	1,408,905	1273	100.00%	100.00%	97.00%	224,622	2,531	1,756	1,121	6,575
Benavidez (15)	11/18/97	—	127,717	110	100.00%	97.00%	100.00%	11,830	—	—	—	9,995
Villa Celina I, II and III	05/26/92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028	76	—	—	—

Subtotal Residential Communities		135,697	1,612,592	1,602				250,480	2,607	1,756	1,121	16,570

Land Reserve
Puerto Retiro (9)	05/18/97	—	82,051	—	50.00%	0.00%	0.00%	—	—	—	—	54,251
Santa María del Plata	07/10/97	—	675,952	—	90.00%	0.00%	10.00%	31,000	—	—	—	135,785
Pereiraola (11)	12/16/96	—	1,299,630	—	100.00%	0.00%	0.00%	—	—	—	—	21,717
Terrenos Alcorta (8)	07/07/98	—	1,925	—	63.34%	0.00%	100.00%	22,969	—	—	—	—
Terreno Rosario (8)	04/30/99	—	42,620	—	63.34%	0.00%	19.85%	11,072	7,644	3,428	—	12,645
Caballito Mz 35	11/03/97	—	9,784	—	100.00%	0.00%	100.00%	19,152	—	—	—	—
Canteras Natal Crespo	07/27/05	—	4,320,000	—	50.00%	0.00%	0.00%	223	—	21	59	5,555
Terreno Beruti (8)	06/24/08	—	3,238	—	63.34%	0.00%	0.00%	—	—	—	—	52,030
Pilar	05/29/97	—	740,237	—	100.00%	0.00%	0.00%	—	—	—	—	3,408
Coto Air Space (8)	09/24/97	—	19,755	—	63.34%	0.00%	0.00%	—	—	—	—	13,188
Torres Jardín IV	07/18/96	—	3,201	—	100.00%	0.00%	0.00%	—	—	—	—	3,030
Terreno Caballito (8)	11/03/97	—	23,389	—	63.34%	0.00%	0.00%	—	—	—	—	36,741
Patio Olmos	09/25/07	—	5,147	—	100.00%	100.00%	100.00%	—	—	—	—	32,944
Other Land Reserves (12)	N/A	—	13,537,620	—	81.67%	3.85%	0.00%	—	—	—	—	12,318

Subtotal Land Reserves			20,764,549	—				84,416	7,644	3,449	59	383,612

Others
Dique III	09/09/99	—	10,474	3	100.00%	0.00%	100.00%	91,638	—	14,783	26,206	—
Della Paolera 265	08/27/07	—	471	N/A	100.00%	100.00%	100.00%	6,850	6,850	—	—	—
Madero 942	08/31/94	—	732	N/A	100.00%	100.00%	100.00%	6,137	6,137	—	—	—
Dock del Plata	11/15/06	—	722	N/A	100.00%	100.00%	100.00%	6,438	6,438	—	—	—
Others (13)	N/A	—	7,017	33	100.00%	100.00%	99.22%	21,487	3,055	—	105	—

Subtotal Others		—	19,416	36				132,550	22,480	14,783	26,311	—

TOTAL (14)		549,781	22,602,761	3,703				883,968	63,682	63,011	30,753	566,414

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Notes:

(1)	Cost of acquisition plus total investment made and/or planned for apartments and residential communities’ projects developed or being developed (adjusted for inflation as of 02/28/03, if applicable)
(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces though not including common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation up to 02/28/03.
(6)	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation as of 02/28/03. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio at September 30, 2008, adjusted for inflation as of 02/28/03.
(8)	Through Alto Palermo S.A..
(9)	Through Inversora Bolívar S.A..
(10)	Includes the following properties: Minetti D, Dorrego 1916 and Padilla 902 through IRSA.
(11)	Directly through IRSA and indirectly through Inversora Bolivar S.A. Includes sales of shares in Abril.
(12)	Includes the following land reserves: Isla Sirgadero, Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II, C. Gardel 3134, C. Gardel 3128, Agüero 596, Zelaya 3102, Conil and Others APSA (through APSA).
(13)	Includes the following property: Puerto Madero Dock XIII, Dique II, Sarmiento 517, Rivadavia 2768 and income from termination (through IRSA) and Sale of Properties of APSA. It also includes revenues from expenses recovered for fees, recovered stamp taxes and related fees.
(14)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(15)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements.
(16)	Owned by CYRSA S.A.

Hotels

Income from the hotel segment rose by 15.8%, up from Ps.76.0 million for the first six months of fiscal 2008 to Ps.88.0 million for the same period in fiscal 2009.

This was mainly due to the increase in the average rate, which in the first six months of fiscal 2009 performed quite favorably with an average per room of Ps.642 compared to Ps.549 for the previous period. In addition, occupancy levels remain high and reached 75.1% in the second quarter of fiscal year 2009, compared to 79.5% in the same period of the previous fiscal year.

The following table shows information regarding our hotels for the six-month period ended December 31, 2008.

Hotels	Date of Acquisition	IRSA’s Effective Interest	Number of Rooms	Average Occupancy (1)	Average Price per room Ps. (2)	Sales as of December 31 Ps./000			Book Value as of December 31, 2008 (Ps.000)
						2008	2007	2006
Intercontinental (3)	11/01/97	76.34%	309	74.5%	530	31,133	28,385	22,147	58,618
Sheraton Libertador (4)	03/01/98	80.00%	200	89.7%	437	20,583	17,594	15,480	44,463
Llao Llao (5)	06/01/97	50.00%	201	61.8%	1140	36,260	29,995	25,024	90,581
Terrenos Bariloche (5)	12/01/06	50.00%	N/A	N/A	N/A	N/A	N/A	N/A	21,900

Total	—	—	710	75.1%	642	87,976	75,974	62,651	215,562

Notes:

1)	Accumulated average in the six-month period.
2)	Accumulated average in the six-month period.
3)	Through Nuevas Fronteras S.A. (Subsidiary of Inversora Bolívar S.A.)
4)	Through Hoteles Argentinos S.A.
5)	Through Llao Llao Resorts S.A.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

International Expansion

BrasilAgro

BrasilAgro, a Brazilian company listed in the Bovespa since May 2006, was founded with the purpose of replicating Cresud’s business in Brazil. The Company was organized in 2005 to explore the opportunities in the Brazilian real estate market for farming purposes. BrasilAgro’s founding shareholders include Cresud, Cape Town, Tarpon Investimentos, Tarpon Agro, Agro Managers and Agro Investment. BrasilAgro is engaged mainly in four business lines while keeping its focus on Agricultural Real Estate: sugar cane, grains and cotton, forestry, and beef cattle.

Within our international expansion plan we consider Brazil to be a key country, as we believe it has a huge growth potential in the sector. During the second quarter of fiscal year 2009, Cresud purchased 234,850 shares in BrasilAgro. As a result, our investment in BrasilAgro’s outstanding shares is 14.79% as of December 31, 2008.

As of December 31, 2008, BrasilAgro had 8 properties, with an aggregate surface area of 158,997 hectares, acquired at highly attractive prices as compared to the average in the respective regions, all of which offer high appreciation potential.

BrasilAgro will continue to maintain its focus on the agricultural real estate industry, seeking new business opportunities with the aim of consolidating a significant property portfolio, and on its four business lines: sugar cane, grains and cotton, forestry and beef cattle.

Paraguay

In the context of operations that represent a new expansion of Cresud’s agricultural and livestock business in South America, in September 2008, the Company entered into several agreements to carry out real estate and agricultural, livestock and forestry activities in the Republic of Paraguay. Under these agreements, a new corporation was organized with Carlos Casado S.A., in which Cresud holds a 50% interest and acts in the capacity as adviser for the agricultural, livestock and forestry development of a rural property and of a potential area of up to 100,000 hectares located in Paraguay to result from the exercise of an option.

In turn, Cresud has executed a preliminary purchase agreement for a 50% interest in 41,931 hectares in Mariscal José Felix Estigarribia, District of Boquerón, Chaco Paraguayo, Republic of Paraguay, owned by Carlos Casado S.A. for US$ 5.2 million, in order to contribute them to the new company recently organized (Cresca S.A.). The contribution was made after the closing of this quarter, on January 26, 2009, and the title deed to the property was executed on February 3, 2009. Therefore, jointly with the contribution made by Carlos Casado S.A., the total value of the contributions made in Cresca S.A. is US$ 10.5 million.

Bolivia

In line with its international expansion strategy, Cresud has entered into a series of agreements to formalize its position in various South American countries. In July 2008, the Company, acting through various companies, executed a series of preliminary purchase agreements for the purchase of an aggregate of 12,166 hectares in the Republic of Bolivia for a total of US$ 28.9 million.

In connection with these lands, on November 20, 2008, two purchase instruments including transfer of possession were entered into, as part of the process of notarization and registration in the relevant registries, involving the purchase of 883, 2,969 and 3,748 hectares in the “San Cayetano”, “San Rafael” and “La Fon Fon” farms, respectively, located in Santa Cruz, Bolivia. We have already paid 43% of the agreed price of US$ 17.5 million. The remaining balance is payable in two annual installments.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

As concerns the remaining hectares, after the closing of the quarter, on January 22, 2009, we executed a deed of purchase for 4,566 hectares in the “Las Londras” farm located in the Province of Guarayos, Bolivia. On that date, the sum of US$ 3.8 million was paid, representing 42.9% of the total agreed price.

During the first six months of fiscal year 2009, corn and soybean have started to be sown in 10,448 hectares of the lands located in Bolivia. Those lands are suitable for double harvesting of soybean, allowing to obtain better results per hectare in a single season.

Investments in other companies

FyO

Futuros Y Opciones.com S.A. (FyO), the Internet portal in which we hold a 66.20% equity interest, continues to strengthen its position as the leading website in the agricultural sector, covering a broad range of commercial services for the agricultural and livestock industry including direct sales of inputs and crop brokerage activities.

Today FyO has a database of 40,000 users, and more than 5,000 agricultural farmers who are authorized to close deals. Its strategy is focused on commercial and financial services to farmers by leveraging on Cresud’s experience and operational capacity in the business, with FyO being the nexus with the customer.

FyO also deals in the futures and options market known as Mercado a Término de Buenos Aires. Traded volumes have surpassed expectations as our futures’ hedging service becomes a fundamental tool for our customers’ price risk management policy.

During the period ended December 31, 2008 Futuros y Opciones.com S.A.’s income amounted to Ps.14.0 million, 136.9% higher than the income recorded in the same period of the previous year. The net result for the period was a Ps. 0.2 million profit.

Cactus Argentina S.A.

Cactus Argentina S.A., our feedlot and packing plant operator in which we hold a 24.0% interest, continued consolidating its growth and playing a major role in our Company’s cattle beef production. Cactus Argentina S.A. holds 98.72% of the shares in the “Exportaciones Agroindustriales Argentina S.A – Carnes Pampeanas” packing plant, achieving full vertical integration in the agricultural sector of the country.

The feedlot cattle beef production is processed in the Exportaciones Argroindustriales Argentina S.A. packing plant for the Argentine and export markets. Feedlot cattle beef production with a corn-based diet has been growing at a very dynamic pace. The company has gained market reputation thanks to the uniform final product offered by feedlot-finished animals, which provides purchasers with high-quality products and higher yields, succeeding in offering differential sales prices.

During the period ended December 31, 2008, Cactus Argentina S.A. recorded a consolidated gross profit of Ps.6.7 million, compared to a gross profit of Ps.10.7 million obtained in the same six months of the previous fiscal year. However, its net result for the semester was a loss of Ps.6.0 million, mainly due to the markdowns resulting from the fall in the international prices of products marketed by the packing plant and the volatility in delivery caused by the local conditions.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Main indicators for the six-month period ended December 31, 2008 and 2007

Description		6 months ended December 31, 2008	6 months ended December 31, 2007%
Sales
Wheat		16,071	7,612	111.1%
Corn		42,939	28,444	51.0%
Sunflower		3,997	3,558	12.3%
Soybean		41,625	22,620	84.0%
Other		4,383	3,619	21.1%

Total Crops (tons)		109,013	65,853	65.5%

Beef (tons)		2,900	5,956	(51.3)%

Milk (thousands of liters)		11,325	10,855	4.3%

Production
Wheat		20,791	18,880	10.1%
Corn		14,376	9,117	57.7%
Sunflower		—	—	0.0%
Soybean		862	12	7,080.5%
Other		2,245	2,167	3.6%

Total Crops (tons)		38,274	30,176	26.8%

Beef (tons)		2,956	4,378	(32.5)%

Milk (thousands of liters)		11,452	10,855	5.5%

Operated surface area (in hectares)[1]
Crops	Own lands[2]	40,712	26,461	53.9%
	Leased lands	63,087	31,174	102.4%
	Farms under concession[3]	8,064	5,148	56.6%
Beef cattle	Own lands	96,501	97,901	(1.4)%
	Leased lands	32,716	32,494	0.7%
Milk	Own lands	4,106	3,723	10.3%
Sheep	Own lands	100,911	90,000	12.1%

Land reserves (in hectares)
	Own lands	216,203	224,405	(3.7)%
	Farms under concession[3]	148,788	151,648	(1.9)%

Surface area under irrigation (in hectares)
	Own lands	3,762	3,748	0.4%
	Leased lands	1,276	976	30.7%

Storage capacity (tons)
	Own plants	10,000	10,000	0.0%
	Leased plants	—	8,000	0.0%

Beef cattle stock
Breeding (head)		17,793	74,903	(76.2)%
Fattening (head)		71,084	14,690	383.9%
Milking cows (head)		7,925	7,537	5.1%

Total Beef Cattle Stock (head)		96,802	97,130	(0.3)%

Daily average milking cows (head)		3,434	3,116	10.2%

Stock of Sheep (head)		14,441	17,569	(17.8)%

Note:

1)	It does not include Agro-Uranga S.A. (35.72% of 8,299 hectares).
2)	It includes 883, 2,969 and 3,748 hectares of the “San Cayetano”, “San Rafael” and “La Fon Fon” farms, respectively, located in Santa Cruz, Bolivia.
3)	Lands under concession refer to the proportional area corresponding to our 99.99% interest in Agropecuaria Anta S.A.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Other Relevant Highlights

Outstanding Stock Capital

As of December 31, 2008 the amount of outstanding warrants resulting from the capital increase for 180 million shares of Ps.1.0 par value, in which 100% of the shares offered were subscribed locally and internationally at a subscription price of US$ 1.60 or Ps.5.0528 per share in March 2008, was 177.7 million. The stock capital was represented by 501,536,281 common shares. During the second quarter of fiscal year 2009, no shares were issued as a result of the exercise of warrant conversion rights.

Consolidated Financial Debt

•	Cresud

As of December 31, 2008 our total loan indebtedness amounted to Ps.143.9 million. Such indebtedness is composed of a Ps.55.5 million loan financing our crop production, while the balance, i.e. Ps.85.5 million, is concentrated in the short term.

Type of indebtedness	Currency	Amount (Million)	Term
Short term	Ps.	88.5	Up to 30 days
Crop production financing	Ps.	55.5	Up to 180 days
Total indebtedness	US$	41.7	—

Note: The exchange rate considered for the loans was US$ 1= Ps. 3.453, the seller’s exchange rate quoted by Banco de la Nación Argentina as of December 31, 2008.

During the second quarter of fiscal year 2009, the Company repaid when due the transaction executed with Credit Suisse International (“CSI”) dated May 2, 2006. Therefore, Cresud repaid all the payments owed to CSI for a principal amount of US$8.0 million. At the same time, Cresud received from CSI the amount of 1,834,860 GDR of IRSA, which secured the transaction.

•	IRSA and APSA

As of December 31, 2008, IRSA’s total financial debt amounted to US$ 199.40 million, and to US$ 422.16 million including APSA’s financial debt. Below is a breakdown of IRSA and APSA’s indebtedness.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

IRSA’s debt (excluding APSA)	Issue Currency	Outstanding Principal in equivalent US$ MM			Rate	Maturity
Short term debt	Ps.	US$	6.28		Float	May-09
Purchase of shares in Palermo Invest S.A.	US$	US$	3.00		9.00%	Oct-09
Mortgage payable over Llao Llao	US$	US$	1.00		7.00%	Dec-09
Guaranteed loans for Argentine Hotels	US$	US$	5.56		libor + 700 bps	Mar-10
Acquisition of the Edificio República building	US$	US$	33.56		12.00%	Apr-13
IRSA’s Notes (Negotiable obligations)	US$	US$	150.00	(1)	8.50%	Feb-17
Total debt		US$	199.40

APSA’s debt(1)	Issue Currency	Outstanding Principal in equivalent US$ MM			Rate	Maturity
Short term debt	Ps.	US$	29.40		Float	May-09
Tarshop Bank Loans	Ps.	US$	19.56		Float	Jan 09 - Jul 09
Purchase of Beruti Plot	US$	US$	8.90		0.00%	Feb-10
Series I Notes	US$	US$	120.00	(2)	7.88%	May-17
Series II Notes	Ps.	US$	44.90	(3)	11.00%	Jun-12
Total debt		US$	222.76
APSA’s Convertible Notes(4)	US$	US$	15.49		10.00%	Jul-14

(1)	It includes US$ 33,152,000 in principal amount held by Cresud, which has been eliminated from the accounting as a result of consolidation into Cresud.
(2)	It includes US$ 5,000,000 in principal amount held by Cresud, US$ 13,000,000 in principal amount held by IRSA and US$ 5,000,000 in principal amount held by APSA, which have been eliminated from the accounting as a result of their consolidation into IRSA.
(3)	As of December 31, 2008, APSA has repurchased 4,818,000 in principal amount of its Series II Notes.
(4)	It does not include 31,738,262 of APSA’s Convertible Notes, which are held by IRSA.

Purchase of IRSA and APSA’s Notes

During the second quarter of fiscal year 2009 we purchased US$ 28,2 million in principal amount of IRSA’s Fixed Rate Notes due 2017, for which we paid US$ 11.6 million. In addition, we purchased US$ 5.0 million in principal amount of APSA’s Fixed Rate Series 1 Notes due 2017, for which we paid US$ 2.1 million.

During the quarter ended December 31, 2008, IRSA purchased US$ 13.0 million in principal amount of APSA’s Series I Notes for a total amount of US$ 5.2 million. After the closing of the quarter, IRSA purchased US$ 5.0 million in APSA’s Series I Notes for a total amount of US$ 2.5 million.

During the second quarter of fiscal year 2009, APSA purchased a total principal amount of US$ 5 million of its US$ 120 million Series I Notes at a listed price of US$ 0.36. The total amount paid was US$ 2.0 million.

Approval of dividend distribution

The General Ordinary and Extraordinary Shareholders’ Meeting held on October 31, 2008 approved the distribution of cash dividends for Ps.20.0 million.

The following table sets forth the dividend payout ratio and the amount of dividends paid on each fully paid common share each year since 1999. Amounts in Pesos are presented in historical, non-inflation adjusted Pesos as of the respective payment dates.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Year	Total Dividends	Dividends per Share (1)
	(in million Pesos)	(Pesos)
1999	11.0	0.092
2000	1.3	0.011
2001	8.0	0.030
2002	—	—
2003	1.5	0.012
2004	3.0	0.020
2005	10.0	0.059
2006	5.5	0.024
2007	8.3	0.026
2008	20.0	0.040

(1)	Corresponds to per share payments. To calculate the dividends paid per ADS, the payment per share should be multiplied by ten. Amounts in Pesos are presented in historical Pesos as of the respective payment date.

Repurchase of shares

On August 26, 2008, the Company announced the potential repurchase of its own shares in order to help reduce the drop and lessen the fluctuations of the Company’s shares’ quotation prices and strengthen their value in the market. There are signs of distortion in the price of shares when considering the Company’s financial strength based on the quality of its assets, including the lands of great productive value and appreciation potential, and the productive businesses developed by Cresud in Argentina and Brazil. Cresud announced that it will use up to Ps.30.0 million for the share repurchase and that it might acquire up to 10.0 million common shares, in the form of shares or ADS (American Depositary Shares), at a price ranging from Ps.3.0 to Ps.3.5 each. Subsequently, in the light of the market’s atypical behavior, the Company has amended certain of the terms and conditions of its plan for repurchase of its own shares:

•	On October 8, 2008, it was resolved to fix the minimum price at Ps.2.40.

•	On October 10, 2008 it was resolved to fix the minimum price at Ps.2.13.

•

On October 23, 2008, it was resolved to fix the minimum price at Ps. 1.00. On the same date, the Argentine Securities Commission resolved to temporarily suspend the validity of the cap established in subsection e) of Section 11, Chapter I – Shares and other Negotiable Instruments, which provided that the treasury stock of a Company could not exceed 10% of its capital stock.

•	On October 24, 2008, the maximum number of shares subject to purchase was increased to up to 30.0 million common shares of stock, in the form of shares or ADS.

•	On November 4, 2008, it was resolved to extend the term for making the purchases to 70 calendar days.

•	On November 25, 2008, the maximum investment amount of Ps. 82.0 million was ratified.

•	On January 9, 2009, it was resolved to extend the term for making the purchases to 70 calendar days.

During the second quarter of fiscal year 2009, purchases of own shares amounted to 19,789,416 common shares, for which the Company paid US$ 12.3 million and Ps. 0.8 million. After the closing of the quarter, until February 5, 2008, Cresud had additionally acquired 208,005 ADRs and 48,221 common shares for US$ 1.7 million and Ps.0.1 million, respectively. Therefore, the Company’s investment in own shares accounts for 4.8% of its total equity.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Prospects for the coming quarter

We believe that in the new world scenario, companies such as Cresud, with a long track record and deep knowledge of the business, will have a position favorable to taking advantage of opportunities that may arise in the market.

For the coming quarter, our strategy is to continue developing our production activities. As concerns crops, despite the distortion in the prices of commodities due to the current financial situation, partially offset by the recent devaluation of the Peso/U.S. dollar exchange rate, the demand for crops continues to be firm and global stocks remain at low levels. In addition, the diversification of lands and crops, the technological processes applied on farms, along with our long track record and knowledge of the industry have allowed us to make up for the effects of adverse weather conditions and manage to obtain a lower reduction than that expected on average for the country as a consequence of the drought. In addition, bargaining terms with suppliers and in leased farms are expected to improve in the coming quarters.

As concerns the development of new lands for production, in fiscal year 2009 we will make progress in the development of marginal areas in order to bring more lands into agricultural production in the concession over Agropecuaria Anta S.A.’s farm. Besides, we plan to continue developing new hectares for crop and beef cattle production in our Los Pozos farm.

Continuing with our regional expansion strategy, we are currently analyzing new alternatives in other Latin American countries which have conditions suited to agricultural development. We aim at developing a regional portfolio with major appreciation potential. So that its positioning in the region could be formalized, in the first six months of fiscal year 2009, the Company entered into a number of agreements that will allow it to conduct business in the real estate, agricultural, livestock and forestry industries in the Republic of Paraguay and executed a series of preliminary purchase agreements for the purchase of an aggregate of 12,166 hectares in the Republic of Bolivia. In connection with the farms in Bolivia, sowing has already started in 12,101 hectares, which are expected to be harvested during this fiscal year.

Faced with the new scenario, Cresud is evaluating various possibilities aimed at preserving the Company’s strength and value, which rely on the quality of its assets, including its farms with substantial production value and appreciation potential, and its productive transactions carried out in various regions of Latin America. One of these alternatives, which we are already rolling out, is our plan to repurchase our own shares, whose purpose is to contribute to strengthen our shares in the market.

As concerns our investment in IRSA, as from this quarter Cresud will present its financial statements in consolidated form with IRSA’s.

As concerns our Shopping Center segment in particular, our various shopping centers are uniquely attractive to our tenants, as shown by their willingness to join the new project that we expect to launch in the last quarter of this fiscal year: more than 90% of the leaseable area of Dot Baires (the shopping center at Av. Gral. Paz. and Panamericana) has already been taken. We believe that given its location and commercial proposal, Dot Baires will add increased value to our portfolio.

Another important component of our commercial strategy for maintaining the attractiveness of our shopping centers is the presence of nationally and internationally recognized tenants. Therefore, we will continue to promote tenant diversification and to promote the participation of top brands in our shopping centers so as to offer to our consumers the best products in the market. In this way, brands such as Salvatore Ferragamo, North Face and Starbucks have recently joined our proposal.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

As concerns the Consumer Finance business, we will continue to take actions on those areas that call for an improvement in this segment’s operating and financing performance, taking actions aimed at stabilizing the business in light of the present economic scenario.

As concerns our lease office segment in Buenos Aires, we have recently noted certain caution among potential lessees regarding decisions to lease larger areas. However, we have made progress in the absorption of Edificio República, achieving an occupancy rate of almost two thirds at high prices compared to those polled in the market. Vacancy levels in premium offices in the City of Buenos Aires are extremely low, and our portfolio particularly attracts high-end tenants for whom availability of these kind of properties is scarce. In the next months we will continue to optimize our office portfolio, and among these actions we expect to turn operational Edificio Dique IV, in which construction works have been completed.

Regarding the Sales and Development segment, we will continue to make progress in the execution of the first project launched through the IRSA-CYRELA vehicle, in which sales have been booked for almost 100% of the units and work progress is perceivable. As concerns our other future ventures, we will continue to work in all the preliminary activities aimed at launching these projects.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Comparative Shareholders’ Equity Structure

	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005	As of December 31, 2004
Current Assets	1,110,114	177,617	99,226	80,446	89,092
Non-current Assets	4,349,390	1,013,752	816,387	672,427	609,533

	5,459,504	1,191,369	915,613	752,873	698,625

Current Liabilities	1,043,581	280,414	187,681	52,278	66,431
Non-current Liabilities	1,456,623	59,038	66,505	157,085	152,099

	2,500,204	339,452	254,186	209,363	218,530

Minority Interest	1,283,078	934	577	200	5

Shareholders’ Equity	1,676,222	850,983	660,850	543,310	480,090

	5,459,504	1,191,369	915,613	752,873	698,625

Comparative Income Structure

	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005	As of December 31, 2004
Operating income	32,250	22,412	(381)	14,671	7,058
Financial and holding result	38,468	(7,276)	(4,343)	16,877	(2,195)
Other income and expenses and income on equity	(52,486)	6,591	21,748	6,626	10,781
Management agreement fees	(1,496)	(1,583)	(2,108)	(2,654)	(1,059)

Operating net (income	16,736	20,144	14,916	35,520	14,585
Income Tax (expense) benefit	(23,348)	(5,632)	2,140	(11,710)	(5,112)
Minority Interest	18,908	(40)	(17)	76	60

Net Income	12,296	14,472	17,039	23,886	9,533

(See note 18 – Additional Comparative Information )

Production volume

	Three-month period December 31, 2008	Accumulated July 1, 2008 to December 31, 2008	Three-month period December 31, 2007	Accumulated July 1, 2007 to December 31, 2007	Three-month period December 31, 2006	Accumulated July 1, 2006 to December 31, 2006	Three-month period December 31, 2005	Accumulated July 1, 2005 to December 31, 2005	Three-month period December 31, 2004	Accumulated July 1, 2004 to December 31, 2004
Beef Cattle (in Kgs.)	2,126,023	2,956,333	3,246,421	4,688,648	3,446,722	5,200,447	2,036,531	4,532,104	4,261,029	5,987,932
Butyraceous (in Kgs.)	221,446	423,337	207,581	389,621	174,855	317,788	155,145	286,329	72,518	125,596
Crops (in quintals) *	225,743	382,743	209,913	301,760	171,257	197,442	143,047	170,677	205,947	224,380

*	One quintals equals one hundred kilograms

Saul Zang

Vice-president I

Acting as President

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Sales volume

	Three- month period December 31, 2008	Accumulated July 1, 2008 to December 31, 2008	Three- month period December 31, 2007	Accumulated July 1, 2007 to December 31, 2007	Three- month period December 31, 2006	Accumulated July 1, 2006 to December 31, 2006	Three- month period December 31, 2005	Accumulated July 1, 2005 to June 31, 2005	Three- month period December 31, 2004	Accumulated July 1, 2004 to December 31, 2004
Beef Cattle (in Kgs.)	1,392,709	2,900,260	1,287,585	5,956,432	2,117,400	6,695,835	2,992,841	7,792,495	4,037,087	8,952,625

Butyraceous (in Kgs.)	221,446	423,337	207,581	389,621	174,855	317,788	155,145	286,329	72,518	125,596

Crops (in quintals) *	326,618	1,090,135	282,850	658,534	110,268	312,557	467,245	863,468	125,556	319,058

*	One quintals equals one hundred kilograms

Local Market

	Three- month period December 31, 2008	Accumulated July 1, 2008 to December 31, 2008	Three- month period December 31, 2007	Accumulated July 1, 2007 to December 31, 2007	Three- month period December 31, 2006	Accumulated July 1, 2006 to December 31, 2006	Three- month period December 31, 2005	Accumulated July 1, 2005 to June 31, 2005	Three- month period December 31, 2004	Accumulated July 1, 2004 to December 31, 2004
Beef Cattle (in Kgs.)	1,392,709	2,900,260	1,287,585	5,956,432	2,117,400	6,695,835	2,992,841	7,792,495	4,037,087	8,952,625

Butyraceous (in Kgs.)	221,446	423,337	207,581	389,621	174,855	317,788	155,145	286,329	72,518	125,596

Crops (in quintals) *	326,618	1,090,135	282,850	658,534	110,268	312,557	467,245	863,468	125,556	319,058

*	One quintals equals one hundred kilograms

Export (not applicable)

Ratios

	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005	As of December 31, 2004
Liquidity	1.064	0.633	0.529	1.539	1.341

Solvency	0.670	2.507	2.600	2.595	2.197

Non-current assets to assets	0.797	0.851	0.892	0.893	0.872

Return on Equity (1)	0.007	0.017	0.026	0.045	0.020

(1)	Result of the period divided average shareholder’s equity.

Saul Zang

Vice-president I

Acting as President

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Legal address: Moreno 877 - floor 23

Autonomous City of Buenos Aires

CUIT 30-50930070-0

1.	We have reviewed the balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at December 31, 2008 and 2007, and the related statements of income, of changes in shareholders’ equity and of cash flows for the six-month periods ended December 31, 2008 and 2007 and the complementary notes 1 to 21 and schedules A, C, E, F.1, F.2, G and H. Furthermore, we have reviewed the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, at December 31, 2008 and 2007, and the related consolidated statements of income and of cash flows for the six-month periods ended December 31, 2008 and 2007 and notes 1 to 20, which are presented as complementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2008 and 2007, on which we issued our unqualified report dated September 8, 2008, we report that:

a)	The financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at December 31, 2008 and 2007 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware, and we have no observations to make on them.

b)	The comparative information included in the basic and consolidated balance sheets and the suplementary notes and schedules to the attached financial statements arise from Company financial statements at June 30, 2008.

4.	In accordance with current regulations, we report that:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements were transcribed to the “Inventory and Balance Sheet Book” and comply, within the field of our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements, that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	At December 31, 2008, the debt of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System according to the accounting records amounted to $ 543,997 none of which was claimable at that date.

Autonomous City of Buenos Aires, February 9, 2009.

PRICE WATERHOUSE & CO. S.R.L.

(Partner)
Dr. Andrés Suarez

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: February 19, 2009